      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 26, 2002
                                                      REGISTRATION NO. 333-87580


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                         ENDEAVOR PHARMACEUTICALS, INC.

             (Exact name of Registrant as specified in its charter)

                   DELAWARE                              2834                        56-1870006
       (State or other jurisdiction of       (Primary standard industrial           (IRS employer
        incorporation or organization)       classification code number)       identification number)



                           127 RACINE DRIVE, SUITE 202
                        WILMINGTON, NORTH CAROLINA 28403
                                 (910) 790-9811
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)



                              PARRIS J. SANZ, ESQ.
                                 GENERAL COUNSEL
                         ENDEAVOR PHARMACEUTICALS, INC.
                           127 RACINE DRIVE, SUITE 202
                        WILMINGTON, NORTH CAROLINA 28403
                                 (910) 790-9811

            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                                   Copies to:

        THOMAS R. POLLOCK, ESQ.                   WINTHROP B. CONRAD, JR., ESQ.
          LEIGH P. RYAN, ESQ.                         DAVIS POLK & WARDWELL
 PAUL, HASTINGS, JANOFSKY & WALKER LLP                 450 LEXINGTON AVENUE
          75 EAST 55TH STREET                        NEW YORK, NEW YORK 10017
       NEW YORK, NEW YORK 10022                           (212) 450-4000
            (212) 318-6000                             (212) 450-3800 (FAX)
         (212) 339-9150 (FAX)


           APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.


         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]


                         CALCULATION OF REGISTRATION FEE

              Title of each Class of                Proposed Maximum               Amount of
            Securities to be Registered        Aggregate Offering Price(1)     Registration Fee
Common Stock, par value $.01 per share               $75,000,000                    $6,900

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus             SUBJECT TO COMPLETION DATED          , 2002

                                     SHARES

                                 [ENDEAVOR LOGO]

                                  COMMON STOCK


         Endeavor Pharmaceuticals, Inc. is offering shares of stock in a firmly underwritten offering. We anticipate that the initial public offering price will
be between $      and $       per share. This is Endeavor's initial public
offering, and no public market currently exists for our shares.

         We have applied for our common stock to be listed on the Nasdaq National Market under the symbol "EDVR."




           INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7.



           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                                       PER SHARE                 TOTAL
Offering Price                                       $                          $
Discounts and Commissions to Underwriters            $                          $
Offering Proceeds to Company                         $                          $


           We have granted the underwriters the right to purchase up to an additional shares of common stock to cover any over-allotments. The underwriters can exercise this right at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about , 2002.


                           JOINT BOOK-RUNNING MANAGERS

BANC OF AMERICA SECURITIES LLC                         BEAR, STEARNS & CO. INC.

                               CIBC WORLD MARKETS

                                     , 2002.

Forward-Looking Statements......................................................................    ii
Market Data.....................................................................................    ii
Prospectus Summary..............................................................................     1
Risk Factors....................................................................................     7
Use Of Proceeds.................................................................................    20
Dividend Policy.................................................................................    20
Dilution........................................................................................    21
Capitalization..................................................................................    22
Selected Financial Data.........................................................................    23
Management's Discussion And Analysis Of Financial Condition And Results Of Operations...........    24
Business........................................................................................    30
Management......................................................................................    54
Related Party Transactions......................................................................    64
Principal Stockholders..........................................................................    66
Description Of Capital Stock....................................................................    69
Shares Eligible For Future Sale.................................................................    72
Underwriting....................................................................................    74
Validity Of Common Stock........................................................................    77
Experts.........................................................................................    77
Where You Can Find More Information About Us....................................................    77
Index To Financial Statements...................................................................   F-1


           You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from or additional to that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

                           FORWARD-LOOKING STATEMENTS


           This prospectus contains forward-looking statements that address, among other things, our strategy, the anticipated development of our product candidates, our anticipated use of proceeds, our projected capital expenditures and liquidity, our development of revenue sources, our development and expansion in international markets, and market acceptance of our product candidates. We have based these forward-looking statements on our current expectations and projections about future events. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties include those described in "Risk Factors" and elsewhere in this prospectus. The Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 do not protect any statements we make in connection with the offering.


           We use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate," "should," "likely," "potential," "seek" and variations of these words and similar expressions to identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we do not undertake any obligation to update these statements or publicly release the result of any revision to the forward-looking statements that we may make to reflect events or circumstances after the date of this prospectus supplement or to reflect the occurrence of unanticipated events.

                                   MARKET DATA


           Market data and forecasts used in this prospectus have been obtained from independent industry sources, including IMS Health, the North American Menopause Society, the United States Bureau of the Census and the National Osteoporosis Foundation. We have not independently verified the data obtained from these sources, and we cannot assure you of the accuracy or completeness of the data.

                             PROSPECTUS SUMMARY

           This summary highlights information described more fully elsewhere in this prospectus. This summary may not contain all information that you should consider before investing in our common stock. You should read the entire prospectus, including "Risk Factors" and the financial statements and related notes, before making an investment decision.


                                   OUR COMPANY



           We are a specialty pharmaceutical company initially focused on improving women's health by developing and marketing advanced hormone therapies with competitive advantages over existing therapies. We are seeking to commercialize a portfolio of hormone replacement therapy product candidates that we are developing based on our proprietary, complex combination of multiple estrogens. Our product candidates are designed to alleviate the symptoms of, and reduce the health risks resulting from, menopause-related hormone deficiencies, including hot flashes, osteoporosis and female sexual dysfunction. We intend to establish our own marketing and sales organization to commercialize our initial product portfolio in the United States, initially by using a contract sales organization for our first product candidate and then by internalizing the sales function. We submitted a New Drug Application for our first product candidate, Enjuvia, in March 2002.



           According to IMS Health, hormone replacement therapy products generated total sales in the United States of over $2.9 billion in 2001. Hormone replacement therapy is the only FDA-approved therapy that treats vasomotor symptoms and is the first line cost effective therapy recommended by the National Osteoporosis Foundation for the prevention of osteoporosis. Vasomotor symptoms are symptoms relating to the dilation or constriction of blood vessels and include hot flashes, uncontrollable sweating, chills, burning or tingling sensations, associated sleep disturbances and mood swings. Osteoporosis causes bones to become brittle and weak, increasing the risk of fractures that can have very serious health consequences. We expect that the United States hormone replacement therapy market will grow, at least through the rest of this decade, primarily because of the large group of post-World War II "baby boomers" entering their menopausal years and increasing awareness of the benefits of hormone replacement therapy.



           Our product candidates contain complex estrogens alone or in combination with a progestin or with an androgen. Estrogens are a naturally-occurring group of hormones which, among other things, regulate a woman's monthly cycles of ovulation and menstruation during her reproductive years. Progestins are hormones that counteract endometrial hyperplasia, a negative side effect of estrogen replacement on the uterus. Androgens are hormones which, among other things, have been shown to have beneficial effects on sexual desire.



           We believe that our complex estrogens product candidates will address several of the limitations of existing hormone replacement therapy products and will enable us to compete successfully in the hormone replacement therapy market. We believe that all of our product candidates will provide the following benefits:



         - We believe our product candidates are the only synthetic complex estrogens products that contain the same ten essential active estrogens as Premarin(R), the leading product franchise in the hormone replacement therapy market manufactured by Wyeth, one of our competitors;


         - The complex estrogens in our product candidates are synthesized principally from plant-derived material and are free of the non-estrogenic urinary substances found in Premarin(R), which is derived from the urine of pregnant horses;

         - Our product candidates are manufactured using the same estrogens mixture and other ingredients from batch to batch; and

         - Each of our product candidates will use a proprietary, stable, sustained-release delivery system that we expect will provide a highly consistent delivery profile of hormones throughout the day.


           Our first product candidate, Enjuvia, is a complex estrogens product that will treat vasomotor symptoms of menopause and is being studied in the prevention of osteoporosis in menopausal women. Enjuvia is targeted for women who have had a hysterectomy or for use in combination with a progestin by women who have not had a hysterectomy. We expect to offer Enjuvia in 0.3, 0.45, 0.625 and 1.25 mg dosage strengths. This wide range of dosage strengths will enable physicians to tailor their patients' therapies to the lowest effective dosage strength, thereby maximizing the benefits of hormone replacement therapy while minimizing the unwanted side effects. In March 2002, we submitted a New Drug Application for Enjuvia to the United States Food and Drug Administration, or FDA, for the treatment of vasomotor symptoms and anticipate FDA approval in the first half of 2003.



           Our second product candidate, Projuvia, combines the complex estrogens in Enjuvia with a progestin and is being developed to treat vasomotor symptoms and to assist in the prevention of osteoporosis in menopausal women with intact uteruses. Projuvia will use a proprietary progestin dosing regimen that we expect will reduce the incidence of breakthrough or unexpected bleeding and more quickly stop menstrual-like bleeding altogether. We expect the progestin we have chosen will reduce or eliminate the negative effects associated with progestins in currently marketed estrogen/progestin combination products. We expect to offer Projuvia in two dosage strengths of complex estrogens, which will enable physicians to tailor treatment to accommodate the diverse and changing needs of their patients as they move through menopause and beyond. Currently marketed estrogen/progestin combination products only offer one dosage strength of estrogens. We have commenced a pivotal Phase III clinical safety and efficacy study of Projuvia.


           Our third product candidate, Juviand, combines the complex estrogens in Enjuvia with an androgen and is being developed to treat female sexual dysfunction, including diminished sexual desire, in menopausal women. Juviand will use an androgen that we expect will avoid liver toxicity and other negative side effects, such as acne, male pattern baldness, an increase in facial hair and irreversible deepening of the voice. Androgens used in currently marketed estrogen/androgen combination products have been shown to cause these side effects. We plan to commence a Phase II clinical safety and efficacy study for Juviand in the second quarter of 2002.

                                  OUR STRATEGY



           Our primary objective is to become a market leader in advanced hormone products and complementary therapies, initially focusing on women's healthcare products for the hormone replacement therapy market. Key elements of our strategy include the following:



         - REDUCE RISK AND DEVELOPMENT COSTS BY USING HORMONES WITH KNOWN SAFETY AND EFFICACY PROFILES. The roles of estrogens, progestins and androgens in the maintenance of women's health are well established and extensively documented, and their administration as therapeutic agents have a demonstrated track record of safety and efficacy. Accordingly, our ability to reference previous pre-clinical and clinical studies of the hormones we are using minimizes our investment in early stage discovery research, reduces overall product development costs, reduces the risk of clinical failure, and shortens the timeframe to receive FDA approval.



         - DEVELOP HORMONE PRODUCTS WITH COMPETITIVE ADVANTAGES OVER EXISTING PRODUCTS. We believe that currently existing hormone replacement therapy products have safety and patient compliance issues that can be mitigated with new product formulations, the use of different hormones and the use of proprietary dosing regimens. Enjuvia and Projuvia, our first two product candidates, are designed to address some of the shortcomings of currently marketed hormone replacement therapy products for the treatment of vasomotor symptoms and the prevention of osteoporosis. In the development of Juviand, we are striving to provide an FDA-approved product for the treatment of female sexual dysfunction without the negative side effects of currently marketed products that are prescribed even though they are not FDA-approved for this indication.



         - ESTABLISH OUR OWN MARKETING AND SALES ORGANIZATION TO MAXIMIZE THE COMMERCIAL BENEFIT OF OUR PRODUCT PORTFOLIO. We intend to establish our own marketing and sales organization to commercialize our initial product portfolio in the United States, initially by using a contract sales organization for our first product candidate and then by internalizing the sales function. We believe that establishing our own sales force, rather than out-licensing product rights, will better enable us to control the commercialization of our product candidates and generate a higher return on investment. We also will selectively consider co-promotion arrangements for our product candidates in return for the rights to co-promote other companies' products, in order to leverage our sales force. To market our product candidates internationally, we initially anticipate selectively out-licensing our product candidates to strong distribution partners outside the United States.



         - BUILD UPON PROPRIETARY TECHNOLOGIES. We intend to take advantage of our expertise in hormonal science and our proprietary technologies developed in connection with our first three product candidates to develop additional products and therapeutic alternatives. Our expertise in complex hormone identification, characterization, stabilization, delivery and manufacturing should position us strategically to develop additional complex hormone products.


         - ACQUIRE OR IN-LICENSE PRODUCTS AND TECHNOLOGIES TO EXPAND OUR PRODUCT PORTFOLIO. We are seeking to acquire or in-license late stage and/or marketed products and technologies that will leverage our current technology base and increase the breadth and strength of our product portfolio. We are also seeking to acquire or in-license products that are complementary to our hormone portfolio. Acquiring or in-licensing other products could add efficiencies to our promotional and sales activities and could result in increased profits from operations.

           We have not yet completed the development, including obtaining regulatory approvals, of our current product candidates and, consequently, have not generated any revenues from the sale of these product candidates. For the fiscal years ended December 31, 1999, 2000 and 2001, we had operating losses of approximately $1.0 million, $1.3 million and $12.9 million, respectively, resulting principally from research and development efforts and other costs of operations, and we expect to incur operating losses for the foreseeable future.



           Hormone replacement therapy products, as a class, have been associated with certain risks. The long-term administration of estrogen-alone therapy in women who have not had hysterectomies is associated with an increased risk of endometrial cancer. Hormone replacement therapy has also been associated with an increased risk of abnormal blood clotting and, with long term use, an increased risk of breast cancer (but not a higher breast cancer mortality rate). Nonetheless, we believe that for many women, the established and potential collateral benefits of hormone replacement therapy significantly outweigh the associated risks.


           Endeavor Pharmaceuticals, Inc. is a Delaware corporation incorporated in 1994. Our main offices are located at 127 Racine Drive, Suite 202, Wilmington, North Carolina 28403 and our telephone number is (910) 790-9811.


           In this prospectus, references to "Endeavor," "our company," "we," "us," and "our" refer to Endeavor Pharmaceuticals, Inc., Enjuvia(TM), Projuvia(TM), Juviand(TM), and [Endeavor LOGO] are our trademarks. All other trademarks used in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock we are offering.....................................    shares

Common stock to be outstanding after the
offering.........................................................    shares


Use of proceeds..................................................    We intend to use the proceeds
                                                                     from this offering for:

                                                                      -      research and development;

                                                                      -      building marketing and sales capabilities;

                                                                      -      and general corporate purposes, including
                                                                             working capital and the potential
                                                                             acquisition of other products or product
                                                                             candidates.


Proposed Nasdaq National Market symbol...........................      EDVR


           The number of shares of common stock to be outstanding upon completion of this offering is based on the number of shares of common stock outstanding as of , 2002. This number assumes the conversion into common stock of all our convertible preferred stock outstanding on that date.

           It excludes:


           -          shares of common stock issuable upon exercise of stock
                      options outstanding as of   , 2002 with a weighted average
                      exercise price of $   per share; and


           - shares of common stock issuable upon exercise of warrants outstanding as of , 2002 with a weighted average exercise price of $ per share.

           Except as otherwise indicated, all information in this prospectus assumes:


           -          a     for     stock split immediately prior to the closing
                      of this offering;


           -          no exercise of the underwriters' over-allotment option,

           - the conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the closing of this offering; and

           - the filing of a restated certificate of incorporation effective upon the closing of this offering.

           Historical net loss per common share is not presented in the data below for periods where no common stock was issued and outstanding. Shares used in computing pro forma net loss per common share (unaudited) give effect to the conversion of all outstanding shares of convertible preferred stock into common stock and excludes the effect of outstanding stock options and warrants.


                             SUMMARY FINANCIAL DATA

                                                                                                                   THREE-MONTHS
                                                         YEAR ENDED DECEMBER 31,                                   ENDED MARCH 31,
                               ---------------------------------------------------------------------------    --------------------
                                   1997             1998            1999           2000            2001         2001        2002
                               ----------     ------------     -----------     ----------      -----------    --------    --------
                                                  (In thousands, except per share data)                             (Unaudited)
STATEMENT OF OPERATIONS
DATA:
Net Revenues sales.........    $   1,200       $     194        $    233        $    834      $      --

Operating Expenses:
   Cost of sales...........          --              127             145             --              --
   Research and
      development .........        3,734             223             494           1,092           9,887
   General and
      administrative.......          368             338             630           1,020           3,009
                               ---------       ---------        --------        --------      ----------
   Total operating expenses        4,102             688           1,269           2,112          12,896
                               ---------       ---------        --------        --------      ----------
Loss from operations.......       (2,902)           (494)         (1,036)         (1,278)        (12,896)
                               ---------       ---------        --------        --------      ---------
Net loss...................       (3,218)         (1,046)         (1,814)           (876)        (11,650)
                               ---------       ---------        --------        --------      ----------
Net loss applicable to
   common stock............    $  (3,218)      $  (1,046)       $ (1,814)       $ (1,019)     $  (12,080)
                               =========       =========        ========        ========      ==========

Net loss per common share
    Basic and diluted .....

Shares used in computing
  net loss per common
  share....................

Pro forma basic and
  diluted net loss per
  common share (unaudited).                                                                   $    (2.92)
                                                                                              ==========

Shares used in computing
  pro forma basic and
  diluted net loss per
  common share (unaudited)..                                                                  $ 4,131,890
                                                                                              ===========

           The Pro Forma As Adjusted information presented below gives effect to the conversion of all outstanding shares of convertible preferred stock into common stock and reflects the net proceeds from the sale of shares of common stock in this offering, at an assumed initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                        DECEMBER 31, 2001
                                                                                       PRO FORMA
                                                                  ACTUAL              AS ADJUSTED
                                                               -------------        -------------
                                                                      (In thousands)
BALANCE SHEET DATA:
Cash and cash equivalents..........................             $ 22,656             $
Working capital....................................               21,879
Total assets.......................................               23,799
Redeemable preferred stock.........................               44,478
Total stockholders' (deficit) equity...............              (21,834)

                                  RISK FACTORS

           An investment in our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with the other information contained in this prospectus, before you decide whether to buy our common stock. If any of the following risks actually occur, our business and prospects could suffer significantly. In any of these cases, the market price of our common stock could decline, and you could lose all or part of your investment in our common stock.

WE ARE IN EARLY STAGES OF DEVELOPMENT AND MAY NEVER ACHIEVE PROFITABILITY.

           We have not yet completed the development, including obtaining regulatory approvals, of our current product candidates and, consequently, have not generated any revenues from the sale of these product candidates. Even if we succeed in developing, obtaining FDA approval for and commercializing one or more of our product candidates, we may never achieve significant sales revenue.

           Our ability to achieve profitability will depend, among other things, on our successfully completing development of our product candidates, obtaining regulatory approvals, contracting for the manufacture of our product candidates on favorable terms, establishing marketing and sales capabilities, achieving market acceptance for our product candidates and maintaining sufficient funds to finance our activities. We expect to encounter risks, costs and difficulties frequently encountered by companies in an early stage of development. Many of these risks are unknown, but they include those associated with managing our growth, the uncertain cycle of developing commercial pharmaceutical products and the marketing and distribution of our product candidates in a competitive market. Our failure to identify and successfully address these risks would harm our business and prospects.

WE HAVE A HISTORY OF LOSSES AND EXPECT SUCH LOSSES TO CONTINUE IN THE FORESEEABLE FUTURE.

           Our company was formed in 1994 and has incurred significant operating expenses but has not generated significant revenues to date. We need to generate significant revenue to achieve and maintain profitability. We may not be able to generate sufficient revenue and we may never be able to achieve or maintain profitability. As of December 31, 2001, we had an accumulated deficit of $36.1 million, funded primarily by issuing preferred stock. For the fiscal years ended December 31, 1999, 2000 and 2001, we had operating losses of approximately $1.0 million, $1.3 million and $12.9 million, respectively, resulting principally from research and development efforts and other costs of operations, and we expect to incur operating losses for the foreseeable future. We expect to continue to incur significant operating expenses and anticipate that our expenses will increase substantially in the foreseeable future as we:

           -          conduct clinical trials;

           - conduct research and development on existing and new product candidates;

           -          seek regulatory approvals for our product candidates;

           - build a marketing and sales infrastructure to commercialize our product candidates;

           - hire additional clinical, scientific and management personnel; and

           - add operational, financial and management information systems and personnel.

WE MAY NOT RECEIVE REGULATORY APPROVALS FOR OUR PRODUCT CANDIDATES OR APPROVALS MAY BE DELAYED, EITHER OF WHICH COULD PREVENT US FROM MARKETING OUR PRODUCT CANDIDATES.


           None of our product candidates is currently approved for sale by the FDA or by any other regulatory agency in the world, and our product candidates may never be approved for sale or become commercially viable. If we fail to obtain regulatory approval for a product candidate that we intend to market, such failure could have a material adverse effect on our business, results of operations, and financial condition. We cannot assure you that we will obtain such approval. For example, the results of our Phase III efficacy study for Enjuvia at the 0.3 mg dosage strength did not meet the FDA's threshold for showing a statistically significant reduction in the frequency and severity of vasomotor symptoms at all monitoring points during the study, and this may hinder our ability to obtain FDA approval at this dosage strength. We are seeking FDA approval of our 0.45 mg dosage strength based on data correlating the 0.45 mg dosage strength to the 0.3 and 0.625 mg dosage strengths. The FDA may require us to perform additional studies evaluating the level of the product candidate in the blood after dosing to prove the correlation of dosage strengths. If we are unable to gain approval of the 0.3 mg dosage strength, we will be unable to gain approval of the 0.45 mg dosage strength for the vasomotor indication unless we conduct an additional trial. We cannot assure you that, if we conduct the trial, the FDA will approve the 0.45 mg dosage strength for the vasomotor indication.


           In addition, we currently do not plan to conduct any separate efficacy studies for the treatment of vasomotor symptoms and prevention of osteoporosis for Projuvia. As a result, if we fail to obtain approval for any of the indications for which we are seeking approval with respect to Enjuvia, such failure also would adversely affect our efforts to obtain approval of Projuvia.

           Any failure by us to comply with current or future laws, regulations and procedures that apply to our product candidates could result in civil, criminal and punitive liability, and such liability could have a material adverse effect on our business, results of operations and financial condition.

           Before the marketing or commercial sale of a pharmaceutical product, we must obtain regulatory approval generally based upon:

           - pre-clinical and clinical testing, studies and trials establishing the safety and efficacy of the product for each target indication; and

           -          chemistry, manufacturing, and controls data.

           The drug approval process is generally time consuming, expensive and subject to unexpected delays. Despite the expenditure of time, human resources and capital by us, we cannot assure you when, if at all, any of our product candidates will gain approval from the FDA and comparable foreign entities. Even after submitting applications to the appropriate regulatory agencies, any number of factors could delay the approval process, including the need to generate and submit additional data, or adverse changes in approval requirements. Delays or rejections may be encountered during any stage of the regulatory approval process based upon the failure of clinical data to demonstrate compliance with, or upon the failure of the product candidate to meet, regulatory requirements for such factors as quality, safety and efficacy.

           The FDA and comparable foreign entities may change the approval requirements for our product candidates or may require demonstration of clinical endpoints that we may not be able to establish. Any change in approval requirements or the establishment of unanticipated clinical endpoints could increase the cost of our product candidates' clinical development beyond our ability to pursue such study or product candidates, and may significantly change the time to approval for one or more of such product candidates. In particular, we believe that a sexual dysfunction indication for Juviand involves a high degree of risk since the FDA has yet to establish the criteria for effectiveness in treating female sexual dysfunction. Moreover, even if the FDA does establish such criteria, it may do so without sufficient specificity. Either event could make it difficult or impossible to design clinical trials to show that Juviand is safe and effective for female sexual dysfunction or obtain FDA approval for other therapeutic uses. Any such delay or increase in cost due to an adverse decision by the FDA with respect to approval requirements, clinical endpoints or effectiveness criteria would have a material adverse effect on our business, results of operations and financial condition.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES.

           Before obtaining regulatory approval for the sale of our product candidates, they must be subjected to extensive pre-clinical and clinical testing to demonstrate their safety and efficacy for humans. Our success will depend on the success of our currently ongoing clinical trials and subsequent clinical trials that have not yet begun.

           There are a number of difficulties and risks associated with clinical trials. The possibility exists that:

           -          trial patient recruitment may be slower than expected;

           -          patients may drop out of our clinical trials;

           - results may not be statistically significant or predictive of results that will be obtained from large-scale, advanced clinical trials;

           - we may discover that a product candidate does not exhibit the expected therapeutic results in humans;

           - we may discover that a product candidate may cause harmful or undesirable side effects; or

           - we or the FDA may suspend the clinical trials of our product candidates.


           To date, patient recruitment for our clinical trials has been slower than we originally expected. Although patients have dropped out of our trials, the dropout rate has not been greater than we anticipated. We have not experienced any of the other potential difficulties or risks described above.



           The results from pre-clinical studies and early clinical trials may not accurately predict the results that will be obtained in large-scale testing. If the results of the large-scale testing vary significantly from the pre-clinical studies and early clinical trials, we will have allocated resources to a product candidate that ultimately may fail to obtain regulatory approval, which would have a material adverse effect on our business, results of operations and financial condition.


           In addition, we depend on independent clinical investigators and contract research organizations to conduct our clinical trials. If independent investigators fail to devote sufficient resources to the development of our product candidates, or if their performance is substandard, it will delay the approval and commercialization of our product candidates. If our independent clinical investigators and contract research organizations fail to comply with the FDA's standards for good clinical practice, the results of our clinical trials could be called into question and the clinical development of our product candidates could be delayed.

EVEN IF WE OBTAIN REGULATORY APPROVAL, WE WILL BE SUBJECT TO ONGOING REGULATION, AND ANY FAILURE BY US TO COMPLY WITH SUCH REGULATION COULD SUSPEND OR ELIMINATE OUR ABILITY TO SELL OUR PRODUCTS.


           We have submitted an application for regulatory approval of Enjuvia for the treatment of vasomotor symptoms, and we intend to seek regulatory approval of our other product candidates and of Enjuvia for other indications. Even if we obtain regulatory approvals, failure to comply with post-marketing requirements, such as maintenance of current Good Manufacturing Practices, or safety surveillance of such product candidates or lack of compliance with other regulations could result in suspension or limitation of approvals or other enforcement actions. Current Good Manufacturing Practices are FDA regulations that define the minimum standards that must be met when manufacturing pharmaceuticals and apply to all drugs for human use including those to be used in clinical trials as well as those produced for general sale after approval of an application. These regulations define requirements for personnel, buildings and facilities, equipment, control of raw materials and packaging components, production and process controls, packaging and label controls, handling and distribution, laboratory controls, and recordkeeping. Furthermore, the terms of any product candidate approval, including the labeling content and advertising restrictions, may be so restrictive that they could adversely affect the marketability of our product candidates. Any such failure to comply or the application of such restrictions could limit our ability to market our product candidates and have a material adverse effect on our business, results of operations and financial condition.



WE MAY EXPERIENCE DIFFICULTY RAISING NEEDED CAPITAL IN THE FUTURE.



           We have expended, and will continue to expend, substantial funds to complete the research, development, clinical testing, manufacturing and commercialization of our product candidates. To date we have used, rather than generated, cash from operations and we expect this to continue until we are able to generate significant revenue from the sale of our product candidates. We expect the proceeds of this offering to fund our operations through the initial launch period for Enjuvia. We anticipate that cash flow from operations and short-term borrowings will fund the launches of Projuvia and Juviand. If any of our product candidates' anticipated launch dates are delayed or if our launches are more costly than we anticipate, we may require additional financing. In addition, one of our strategies is to acquire products or product candidates. Any such acquisition, depending on size and scope, may require additional financing. If we seek to raise additional funds through equity or debt financings, collaborative arrangements or other sources, this may dilute your ownership in us. Additional financing may not be available on acceptable terms, if at all. If our operations require more funds than we anticipate or our sources of financing do not produce adequate funds, we may have to delay, reduce the scope of, or eliminate one or more of our product development, approval and commercialization programs by delaying the timing of certain clinical studies and development activities, which would materially curtail our business and growth and harm our prospects.


WE SOURCE MANY OF THE PRINCIPAL COMPONENTS OF OUR PRODUCT CANDIDATES FROM SINGLE OR LIMITED SOURCE SUPPLIERS AND THE FAILURE OF SUCH SUPPLIERS TO CONTINUE TO SUPPLY SUCH COMPONENTS ON TERMS OR OF QUALITY ACCEPTABLE TO US COULD MATERIALLY IMPACT OUR ABILITY TO PRODUCE OUR PRODUCT CANDIDATES.


           Many of the principal components of our product candidates are available only from single or limited source suppliers. Berlex Laboratories, Inc., or Berlex, has agreed to supply, through Berlichem, Inc., or Berlichem, our requirements for delta(8),(9) dehydroestrone. We have contracted with Organics/LaGrange, Inc. to incorporate this compound into our complex estrogens mixture as delta(8),(9) dehydroestrone sulfate, or delta(8),(9). We believe multiple manufacturers will be able to synthesize this compound and incorporate it into our complex estrogens mixture. In addition, the androgen we intend to use in Juviand is only currently available from one supplier and through a proprietary process we have developed. In the event we cannot maintain good relationships with our suppliers or that we are unable to find suitable replacements if the relationships with any of our existing suppliers are terminated, our competitive advantage and results of operations could suffer. We have not experienced delays in our one clinical trial conducted to date due to reliance on these suppliers.



           Regulatory authorities, such as the FDA, require that we contract only with manufacturers that comply with current Good Manufacturing Practices, as defined and prescribed by applicable regulations, and other applicable laws. Other than by attempting to enforce contractual obligations to us mandating compliance by our suppliers, we have no control over whether our third-party suppliers will be able to supply our product candidate components in conformity with such requirements. A failure by such suppliers to comply with regulatory requirements could result in an interruption of the availability of our product candidates. In addition, any failure by us or a third-party provider to meet orders could damage our reputation and have a material adverse effect on our business, results of operations and financial condition. Since the marketing approval process requires manufacturers to indicate their proposed suppliers of active pharmaceutical ingredients and certain packaging materials in their applications to the FDA, regulatory approval of any new supplier would be required if active pharmaceutical ingredients or such packaging materials were no longer available from the specified supplier. The qualification of a new supplier could delay our development and marketing efforts and materially adversely affect our company.







WE FACE SIGNIFICANT COMPETITION, INCLUDING THE RISK THAT PRODUCTS OF COMPETITORS WILL MAKE OUR PRODUCT CANDIDATES OBSOLETE.



           Many companies currently market products which will compete directly with our product candidates, assuming they are approved, including Wyeth (Premarin(R) family of products), Novartis (Vivelle(R)), Pharmacia (Activella(R)), Berlex (Climara(R)), Solvay (Estratest(R)), Monarch Pharmaceuticals (Menest(R), Ortho Prefest(R)), Warner Chilcott (Estrace(R)) and Barr Laboratories, Inc. (Cenestin(R)). All of these companies' products are FDA-approved and actively marketed. These, as well as other competitors such as Procter & Gamble (estradiol-testosterone patch), may have products in development that also will directly compete with our product candidates. Our competitors may have relationships with managed care providers that may make it difficult for us to penetrate the hormone replacement therapy market. In addition, these competitors possess far greater financial, technical and human resources than we do. Many of these companies also possess greater experience and resources in handling the FDA testing and approval process and marketing pharmaceutical products.



           According to IMS Health, the Premarin(R) family of products accounted for approximately 67% of all hormone replacement therapy prescriptions in 2001. Premarin(R)'s significant market share may make it difficult to compete with Premarin(R) or command a meaningful portion of the hormone replacement therapy market not accounted for by Premarin(R).



           Our ability to compete with the Premarin(R) family of hormone replacement therapy products, or with other currently marketed hormone replacement therapy products, will be significantly affected by whether our product candidates are as safe and effective as, more safe and effective than, or comparable or superior in other respects compared with, such competing products by reason of the combination, doses, and regimens of the hormones in our product candidates, the source and nature of the hormones we use, and the absence of biological impurities in our product candidates. We cannot claim that our product candidates have equivalent or superior qualities unless such equivalence or superiority is shown in comparative studies. We currently do not intend to conduct such studies. Even if we were to do so, we do not know if such studies would be successful or that the FDA would agree that they are sufficient to enable us to make equivalence or superiority claims in our marketplace promotion of our product candidates. If such studies are not conducted or are unsuccessful, or if the FDA does not permit us to make relevant claims about the equivalent or superior qualities of our product candidates, our ability to compete effectively with the Premarin(R) family of products, or other hormone replacement therapy products, will be adversely affected.



           Moreover, rapid improvements and technological advances characterize the pharmaceutical and biotechnology industries. Even if we manage to successfully develop our product candidates, obtain FDA approval, and effectively market our product candidates, other companies may develop technologies and products that are more effective or achieve greater market acceptance than those developed by us. Such products could render our product candidates and technologies less competitive or obsolete.



OUR PRODUCT CANDIDATES MAY CARRY CERTAIN HEALTH RISKS WHICH MAY HINDER OUR ABILITY TO MARKET THESE PRODUCTS.


           The class of products we currently are developing is known to carry certain health risks, including an increased risk of certain types of cancer. If our product candidates are approved by the FDA, we expect the labeling of each of our approved product candidates to contain a warning regarding the possible health risks associated with taking the product candidate. If a warning label required by the FDA adversely affects the market acceptance of our product candidates or if our product candidates are otherwise unable to effectively compete in the market for this class of drugs, such inability to compete would have a material adverse effect on our business, results of operations and financial condition.



           In addition, there are current studies that question the potential collateral benefits of hormone replacement therapy such as protecting against coronary heart disease, preventing memory loss, slowing the progression of Alzheimer's disease and improving the symptoms of depression. These studies are discussed in a recent position paper financed by the National Institutes of Health, or NIH, and the private Giovanni Loren Zini Medical Science Foundation of Italy. This paper, in which 28 doctors and scientists review the results of existing studies, questions certain of the claimed collateral benefits of hormone replacement therapy. We do not know if these studies or the NIH paper will adversely affect the market for hormone replacement therapy products and the commercialization of our product candidates.













IF THERE IS LITTLE OR NO MARKET ACCEPTANCE OF OUR PRODUCT CANDIDATES, OUR REVENUES WILL BE REDUCED.

           Even if our product candidates obtain FDA approval, they may not gain market acceptance among physicians, patients, third-party payors and the medical community. The degree of market acceptance of any of our product candidates will depend on a number of factors, including:

           -          demonstration of their clinical efficacy and safety;

           -          their cost-effectiveness;

           - their potential advantage over alternative existing and newly developed treatment methods;

           -          the marketing and distribution support they receive; and

           - reimbursement policies of government and third-party payors.


           Our product candidates, if successfully developed and approved by the FDA, will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other specialty pharmaceutical companies. The Premarin(R) family accounted for approximately 67% of all hormone replacement therapy prescriptions in 2001. We may not be able to successfully compete with the Premarin(R) family of products or command a meaningful portion of the hormone replacement therapy market not accounted for by the Premarin(R) family of products. Furthermore, there currently does not exist an established market for female sexual dysfunction products, and thus our Juviand product candidate will face the challenges associated with entering an unestablished product market. Our product candidates also may compete with new products currently under development by others or with products that may cost less than our product candidates. Physicians, patients, third-party payors and the medical community may not accept or utilize our product candidates. If our product candidates do not achieve significant market acceptance, there will be a material adverse effect on our business, results of operation and financial condition.

IF WE ARE UNABLE TO CREATE MARKETING AND SALES CAPABILITIES, OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCT CANDIDATES.

           We do not have the marketing or sales capabilities to support the launch of our product candidates. To commercialize our product candidates we must acquire or internally develop marketing and sales capabilities or make arrangements with third parties to perform these services for us. We initially intend to rely on the services of a contract sales organization to market our first product candidate if it receives FDA approval. If we obtain FDA approval for our other product candidates, we intend to internalize our sales function and/or to rely on relationships with one or more pharmaceutical companies or other third parties with established distribution systems and direct sales forces to market our product candidates. If we decide to market any of our product candidates directly and are not able to hire sales representatives from contract sales organizations, we must either acquire or internally develop a sales force. The acquisition or development of a sales infrastructure would require significant costs and management involvement, which may divert the attention of our management and key personnel. To the extent we enter into co-promotion or other licensing agreements for our product candidates, our product revenues may be lower than if we directly marketed and sold our product candidates, and a portion of the revenue we receive will depend upon the efforts of third parties, which may not be successful.

CHANGES IN THE REIMBURSEMENT RATES OF THIRD-PARTY PAYORS OR CURRENT LAWS REGARDING SUCH RATES MAY REDUCE OUR ABILITY TO MAKE A REASONABLE RETURN ON INVESTMENT AND INVESTORS MAY BE ADVERSELY AFFECTED.


           Our success will depend in part on the extent to which reimbursement for the costs of therapeutic products and related treatments will be available from third-party payors, such as government health administration authorities, private health insurers, managed care programs and other organizations. We cannot assure you that our product candidates will be included in certain key formularies of such third-party payors. If generic versions of the Premarin(R) family of products enter the hormone replacement therapy market, third-party payors would likely tailor reimbursement policies to encourage patients to use these generic products to the extent they are less expensive than other alternatives, such as our product candidates. The FDA may approve a generic version of Premarin(R) at any time.


           Over the past decade, as the cost of healthcare has risen significantly, legislators, regulators and third-party healthcare payors have attempted to curb these costs by limiting the amount of reimbursement for certain products. In the future, federal and state legislatures may pass laws limiting the amount of reimbursement for certain pharmaceutical products, including our product candidates. In addition, third-party insurance payors also may reduce the amount they are willing to reimburse for certain pharmaceutical products. Any such actions by state or federal legislatures or by third-party payors could hinder our ability to realize a significant return on investment in product development and our business, results of operations, and financial condition would be adversely affected. Further, the threat of cost control measures might materially adversely affect our stock price.

WE MAY NOT BE ABLE TO PROTECT, THROUGH PATENTS, THE PROPRIETARY TECHNOLOGIES AND PROCESSES WE PLAN TO UTILIZE TO DEVELOP COMMERCIALLY VIABLE HORMONE-BASED PRODUCT CANDIDATES.


           To a large extent, our future success will depend on our ability to use our proprietary technologies and processes to develop commercially viable hormone-based product candidates for the hormone replacement therapy and other therapeutic markets. We currently have two approved patents and twelve pending patent applications in the United States. Of the two approved patents, one expires on July 15, 2016 and the other expires on August 1, 2016. Neither of these approved patents is applicable to our current product candidates. We do not license patents from any third parties. Many of our pending patents are applicable to more than one of our product candidates. Up to five of the pending patents relate to Enjuvia, up to six of the pending patents relate to Projuvia and up to five of the pending patents relate to Juviand.



           Two of our patent applications, which include claims directed to either the composition of matter or the synthesis of the complex estrogens that we use in our product candidates, are pending, and under review with the United States Patent and Trademark Office. Obtaining patents for pharmaceuticals is often difficult and sometimes requires an appeal within the Patent and Trademark Office. Many patent applications initially receive "office actions" denying the grant of a patent and there can be no guarantee a patent will issue once an application receives an office action. We have received such an office action for our composition of matter patent application, and no final determination has been made by the Patent and Trademark Office examiners regarding either our composition of matter or our synthesis patent applications. It is likely that an appeal within the Patent and Trademark Office will be required with respect to our composition of matter application. If either of such patents is not issued, any potential patent exclusivity period relative to that technology will not be available, and if neither of such patents issues, we will have no patent protection for our complex estrogens mixture used in our first three product candidates. In addition, such pending patent rights, if granted, may not prevent competitors from commercializing products that are similar or functionally equivalent to our product candidates, or using technologies or processes for formulating or manufacturing such similar or functionally equivalent products. More specifically, we do not know:


           -          if and when our pending patents will issue;

           - the degree of protection any patents we obtain will afford us against competitors with similar technologies or processes;

           - whether or not others will obtain patents claiming properties similar to those covered by our patent applications;

           - the extent to which patents granted to others will affect our patent applications and the use of our technologies or processes; or

           -          the cost of potential patent litigation.


           Furthermore, the validity of any patent rights granted to us may be successfully challenged in the future and third parties may claim that one or more of our product candidates, technologies or processes infringe upon their patent rights. In addition, our competitors may be able to avoid our patent rights through design innovation. It is also possible that third parties will obtain patent or other proprietary rights that might be necessary or useful for the development, manufacture or sale of our product candidates. In cases where third parties are the first to invent a particular product or technology, it is possible that those parties will obtain patent rights that will be sufficiently broad to prevent us from developing, manufacturing or selling our product candidates. We may need to obtain licenses for intellectual property rights from others to develop, manufacture and market commercially viable product candidates. Such licenses may not be obtainable on commercially reasonable terms, if at all, and any licensed patents or proprietary rights we obtain may not be valid and enforceable. Failure to obtain or maintain patent protection over our proprietary technologies or processes, for any reason, would have a material adverse effect on our business, results of operations and financial condition.

OUR NON-PATENTED, PROPRIETARY TECHNOLOGIES AND PROCESSES MAY NOT BE ADEQUATELY PROTECTED FROM UNAUTHORIZED DISCLOSURE, AND UNAUTHORIZED DISCLOSURE MAY HAVE A MATERIAL ADVERSE EFFECT ON US.

           In addition to patent protection we have or propose to obtain, we also rely on confidentiality and non-disclosure agreements with our employees, consultants, advisers and collaborators to protect certain trade secrets and proprietary information relating to our technologies and processes. These agreements may not effectively prevent disclosure of our confidential information and may not provide us with an adequate remedy in the event of unauthorized disclosure of such information. Failure to obtain or maintain trade secret protection, for any reason, would have a material adverse effect on our business, results of operations and financial condition.

WE MAY NOT BE ABLE TO ESTABLISH OWNERSHIP OF TECHNOLOGIES AND PROCESSES DEVELOPED BY EMPLOYEES, CONSULTANTS AND SERVICE PROVIDERS, WHICH COULD DIMINISH OUR COMPETITIVE POSITION AND HAVE A MATERIAL ADVERSE EFFECT ON US.


           We use our employees, consultants and service providers to develop our technologies and processes, and disputes may arise about the ownership of proprietary rights to those technologies and processes. To maintain the confidentiality of trade secrets and proprietary information, we maintain a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. Nonetheless, we may be unable to prove or establish proprietary rights to such technologies and processes. Protracted and costly litigation could be necessary to enforce and determine the scope of our proprietary rights. Failure to prove or establish such proprietary rights, or the failure to do so in a cost effective manner, could have a material adverse effect on our business, results of operations and financial condition.


WE RELY ON THIRD PARTIES FOR RESEARCH, DEVELOPMENT AND MANUFACTURING NEEDS, AND ANY FAILURE OF SUCH THIRD PARTIES TO PROVIDE APPROPRIATE SERVICES TO US WILL HAVE A MATERIAL ADVERSE EFFECT ON US.


           We currently rely on third parties to provide almost all our research, development and manufacturing resources. Our current research and development vendors include aaiPharma, Inc., or aaiPharma, Pharmaceutical Products Development Inc., Pharmaceutics International Inc., or Pharmaceutics International, ProClinical Inc., Quality Chemical Laboratories Inc., PRACS Institute, Ltd. and MDS Pharma Services. aaiPharma and Pharmaceutics International have manufactured small quantities of our product candidates for clinical purposes. Upon expiration of the term, or upon earlier termination, of any third-party agreement or arrangement, we may not be able to renew or extend any such agreement with the third party, or obtain an alternative, for the necessary goods or services on commercially viable terms, if at all. In addition, third-party manufacturers may not be able to meet the demand for our product candidates and any such failure may adversely affect our business, results of operations and financial condition.

WE DEPEND ON CERTAIN KEY PERSONNEL AND CANNOT ASSURE YOU THAT SUCH PERSONNEL WILL CONTINUE TO SERVE OUR COMPANY IN THE FUTURE OR THAT WE WILL BE ABLE TO RECRUIT AND RETAIN OTHER NEEDED PERSONNEL.


           We are dependent on the members of our senior management team. In particular, we rely on the services of R. Forrest Waldon, our President and CEO, and Thomas W. Leonard, Ph.D., our Vice President, Chief Science Officer. We do not carry key man life insurance on the lives of any of our key personnel. The loss of service of any of these individuals would disrupt our operations.



           In addition, we may need to hire certain additional key officers and staff, including a medical director and regional marketing and sales managers. We may not be able to hire or retain capable personnel to fill these positions. Many of the companies with whom we compete for employees have greater financial resources than we do. We may not be able to compete successfully with these companies for qualified personnel and officers.


WE ARE SUBJECT TO REGULATION BY THE DRUG ENFORCEMENT ADMINISTRATION.


           Since our Juviand product candidate will contain an androgen, which is an anabolic steroid, the Drug Enforcement Administration will require facility licenses, tracking records, secured storage and disposal capabilities in facilities developing or manufacturing this product candidate. Since all manufacturing, packaging, analytical testing and storage of the active androgen chemical and Juviand is not conducted by us, we are not required to register with the Drug Enforcement Agency. Our vendors, suppliers and contractors that handle the androgen for us, and that are required to register with the Drug Enforcement Administration, are to the best of our knowledge currently registered. Failure to comply with the Drug Enforcement Administration's facilities requirements for this type of compound, or failure to comply with the Drug Enforcement Administration's requirements for tracking, storing, or disposing of this compound, could result in revocation or suspension of the facility license necessary to continue developing or manufacturing the compound. Such suspension or revocation of the required Drug Enforcement Administration license to develop or manufacture the Juviand product in a facility we use could have a material adverse effect on our business, results of operations, and financial condition. In addition, we may develop other product candidates that fall under Drug Enforcement Administration jurisdiction and thus subject us to the same types of risks.


WE FACE POTENTIAL LIABILITIES RELATING TO THE DEVELOPMENT AND SALE OF DRUGS AND THE STORAGE OF POTENTIALLY HARMFUL MATERIALS.


           We are developing pharmaceutical product candidates which currently involve human consumption in clinical trials and, if approved by the FDA, will ultimately involve human consumption in the marketplace. Such consumption exposes us to the risk of liability for personal injury or death to the persons using our product candidates. Risks relating to use of hormone replacement therapy products include, but are not limited to, an increase in the incidence of breast cancer in women after extended estrogen dosing, an increased risk of endometrial cancer for women on long term estrogen therapy who have not had a hysterectomy if no progestin is co-administered, and an increase in the risk of abnormal blood clotting. We have obtained clinical trial insurance at a level that we consider appropriate for our current stage of development. Maintaining such insurance coverage costs us approximately $50,000 per year. We do not maintain comprehensive product liability insurance. Our liability may exceed the limitations of our present insurance coverage. As we commercialize our product candidates, we will need to obtain more extensive insurance coverage. Such insurance may not be available at an acceptable cost, if at all, and such coverage may not be sufficient to shield us from liability. A successful product liability claim that exceeds our insurance coverage could have a materially adverse effect on our business, results of operations and financial condition.

           Occupational exposure to estrogens without adequate protection may result in breast pain or tenderness in women and an increase in breast size in men. Occupational exposure to large amounts of progestins may have a negative impact on fertility or menstrual irregularities in female workers. Occupational exposure to large amounts of androgens could cause development of some male characteristics in female workers.



           Currently, we do not own adequate facilities to handle the hormone materials which comprise our product candidates, and rely on third parties for the processing, storage and destruction of such materials. Although we believe that our service providers utilize adequate safety procedures for handling and disposing of such materials that comply with the standards prescribed by such laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident, we could be held liable for any damages that result and any such liability could have a material adverse effect on our company. In addition, we may be held liable in the event of third-party claims against our manufacturers, suppliers, contract sales organizations, and third-party research and development providers relating to our product candidates.



IF WE DECIDE TO ENTER THE GLOBAL PHARMACEUTICAL MARKET, WE WOULD CONFRONT MANY RISKS ASSOCIATED WITH DOING BUSINESS IN MARKETS OUTSIDE THE UNITED STATES.


           Because the pharmaceutical and biotechnology industries are increasingly competing in global markets, we may eventually market our product candidates outside the United States. Doing business outside the United States involves various risks and expenses. Non-U.S. regulatory agencies often require different tests and applications than those required by the FDA. If we decide to do business outside the United States, we may need to expend significant resources to obtain non-U.S. regulatory approval. We cannot assure you that such expenditures, if made, would result in regulatory approval.


           In addition, even if we obtain regulatory approval outside the United States, successfully operating in non-U.S. markets may prove difficult especially in light of many factors that may be beyond our control. International operations may be limited or disrupted by, among other things, imposition of government controls, export license requirements, political or economic instability, trade restrictions and changes in tariffs, restrictions on repatriating profits, taxation, difficulties in staffing and managing international operations, and fluctuations in currency exchange rates.


CERTAIN PROVISIONS IN OUR RESTATED CERTIFICATE OF INCORPORATION AND RESTATED BYLAWS AND DELAWARE STATE LAW MAY BE USED TO RESIST ACQUISITIONS AND COMBINATIONS INVOLVING US THAT MIGHT OTHERWISE BENEFIT OUR STOCKHOLDERS.

           Provisions of our restated certificate of incorporation and restated bylaws and Section 203 of the Delaware General Corporation Law give our board of directors broad discretion in resisting or delaying proposed acquisitions of our company. These provisions, in addition to the existence of several large stockholders, may discourage possible acquisitions or combinations of our company, even if such acquisitions or combinations would otherwise benefit our stockholders. For more information, see "Description of Capital Stock."

WE RETAIN BROAD DISCRETION AS TO THE USE OF PROCEEDS AND AN INEFFECTIVE USE OF PROCEEDS WOULD BE DETRIMENTAL TO OUR COMPANY.

           We retain significant flexibility in applying the net proceeds of this offering. If we fail to effectively use the net proceeds of this offering, our business, results of operations and financial condition could be materially adversely affected.

WE MAY NOT SUCCESSFULLY MANAGE OUR GROWTH.

           Our success will depend upon the expansion of our operations and the effective management of growth, which will place significant strains on our management and on our administrative, operational and financial resources. To manage our growth, we must expand our facilities, augment our operational, financial and management systems and hire and train additional qualified personnel. If we cannot manage our growth effectively, our business will be harmed.







THE MARKET PRICE OF OUR COMMON STOCK AFTER THIS OFFERING MAY FLUCTUATE WIDELY AND RAPIDLY.

           There is currently no public market for our common stock, and an active trading market may not develop or be sustained after this offering. We and the underwriters' representatives will negotiate an initial public offering price that may not be indicative of the market price for our common stock after this offering. As a result, the market price of our stock could fall below the initial public offering price.

           The market price of our common stock could fluctuate significantly as a result of many factors including:

           - the receipt and timing of FDA approval of our product candidates, if granted;

           -          our financial performance;

           -          failure to meet analysts' or investors' expectations;

           -          economic and stock market conditions;

           - changes in evaluation and recommendation by securities analysts who follow our stock or our industry;

           - earnings and other announcements by, and changes in market evaluations of, other companies in our industry;

           -          changes in business or regulatory conditions;

           - announcements or implementation by us or our competitors of technological innovations or new products;

           -          the trading volume of our common stock; or

           -          other factors unrelated to our company or industry.

           The securities of many technology and pharmaceutical companies have experienced extreme price and trading volume fluctuations in recent years, often unrelated or disproportionate to the companies' operating performances. Following periods of volatility in the market price of a company's securities, stockholders often have instituted securities class action litigation against that company. If we become involved in a class action suit, it could divert the attention of management, and, if adversely determined, could have a material adverse impact on our financial condition.

SUBSTANTIAL SALES OF OUR COMMON STOCK AFTER THE OFFERING COULD CAUSE OUR STOCK PRICE TO FALL.

           Our sale or the resale by our stockholders of shares of our common stock after this offering could cause the market price of our common stock to decline. After this offering, we will have shares of common stock outstanding. Of these shares, the shares sold in this offering will be freely transferable without restriction.

           As of May , 2002, options to purchase shares of our common stock were outstanding. These options are subject to vesting that generally occurs over a period of up to three years following the date of grant. In addition, we have established a new stock option plan, under which shares will be available for option grants. We intend to file a registration statement following this offering to register the shares underlying all such options. In addition, as of
May   , 2002, warrants to purchase shares of our common stock were outstanding and were fully vested with respect to of such shares. The shares received upon exercise of these warrants may become freely tradable at various points over the next few years, depending upon the method of exercise.

           Certain of our stockholders, optionholders and warrantholders signed lock-up agreements before the commencement of this offering. Under these lock-up agreements, these stockholders, optionholders and warrantholders have agreed, subject to limited exceptions, not to sell any shares owned by them as of the date of this prospectus for a period of 180 days thereafter, unless they first obtain the written consent of Banc of America Securities LLC and Bear, Stearns & Co. Inc. At the end of 180 days, unless earlier waived by Banc of America Securities LLC and Bear, Stearns & Co. Inc., the lock-up restrictions will end and the stockholders, optionholders and warrantholders will be able to sell such shares.

YOU WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


           If you purchase common stock in this offering, you will pay more for your shares than the amounts paid by existing stockholders for their shares. As a result, you will experience immediate and substantial dilution of
approximately $     per share, representing the difference between our net
tangible book value per share after giving effect to this offering and the initial public offering price. Stated another way, investors in this offering
will contribute   % of the total equity capital raised by our company to date
but will own only   % of our outstanding common shares and this amount will be reduced further upon the exercise of options and warrants. For more information, see "Dilution."

                                 USE OF PROCEEDS

           We estimate that we will receive net proceeds from this offering of
approximately $    million, at an assumed initial public offering price of $
per share, net of estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate our net proceeds will be $ million.

           We expect to use these proceeds as follows:

           -          approximately 35% to 40% for research and development;

           - approximately 40% to 45% to build our marketing and sales capabilities; and

           - the balance for general corporate purposes, including working capital and the potential acquisition of other products or product candidates.

           The amount and timing of our actual expenditures will depend upon numerous factors, including the progress of our product candidate development programs, future revenue, if any, and the amount of cash, if any, generated by our operations. The amounts above are only broad estimates and we have not determined with certainty the amounts we plan to spend on any of the areas listed above or other areas or the timing of such expenditures. Accordingly, our management will have broad discretion in the application of the net proceeds. Pending these uses, we intend to invest the net proceeds in interest-bearing, investment-grade instruments, certificates of deposit, or direct or guaranteed obligations of the United States.

           We expect the proceeds of this offering to fund our operations through the initial launch period for Enjuvia. We anticipate that cash flow from operations and short-term borrowings will fund the launch of Projuvia and Juviand. If any of our product candidates' anticipated launch dates are delayed or if the launches are more costly than we anticipate, we may require additional financing. In addition, one of our strategies is to acquire products or product candidates. Any such acquisition, depending on its size and scope, may require additional financing.

                                 DIVIDEND POLICY

           We have never declared or paid dividends on our capital stock and do not anticipate declaring or paying any dividends in the foreseeable future. We currently intend to retain any future earnings for the expansion of our business.

                                    DILUTION

           Our pro forma net tangible book value as of March 31, 2002 was $
, or $     per share, assuming conversion of all outstanding shares of convertible preferred stock into shares of our common stock on the closing of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, and then divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of outstanding convertible preferred stock upon closing of this offering. Dilution in pro forma net tangible book value per share represents the difference between the amount paid per share by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the shares of common stock offered by us at an assumed initial public offering price of $ per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable, our pro forma net tangible book value would
have been $     million or $     per share of common stock. This represents an
immediate increase in pro forma net tangible book value of $     per share to
existing stockholders and an immediate dilution of $     per share to new
investors purchasing shares at the initial public offering price. The following table illustrates this dilution on a per share basis:

        Assumed public offering price......................................     $
             Pro forma net tangible book value per share as of.............     $
             Increase attributable to new investors........................     $
        Pro forma net tangible book value per share after this offering....     $
                                                                               -------------
        Dilution to new investors..........................................     $
                                                                               =============


           The following table summarizes, as of March 31, 2002, the differences between the existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price paid per share:

                                                     SHARE PURCHASED                TOTAL CONSIDERATION          AVERAGE
                                                  -----------------------          -----------------------         PRICE
                                                  NUMBER          PERCENT          AMOUNT          PERCENT      PER SHARE
                                                  ------          -------          ------          -------      ---------
Existing stockholders.......................                             %         $                     %        $
New investors...............................                             %                               %        $
                                                  ------          -------          ------          -------
           Totals...........................                             %         $                     %
                                                  ======          =======          ======          =======

           The preceding tables assume no issuance of shares of common stock under our stock option or warrant plans after March 31, 2002. As of March 31, 2002, shares were subject to outstanding options at a weighted average exercise price of $ per share. This table also assumes no exercise of the warrants outstanding as of March 31, 2002 for shares of common stock at a weighted
average exercise price of $     per share. If all of these options and warrants
were exercised, then the total dilution per share to new investors would be $
..

                                 CAPITALIZATION

           The table below sets forth the following information as of December 31, 2001:

           -          our actual capitalization and our cash position, and

           - our pro forma as adjusted capitalization and cash position after giving effect to:

                      - the filing of a restated certificate of incorporation effective upon the closing of this offering to authorize shares of common stock and a for stock split for holders of
                                 record as of     ;

                      - the elimination of all existing series of preferred stock and authorization of shares of undesignated preferred stock, and the conversion of all outstanding convertible preferred stock into common stock; and

                      - the sale of shares of common stock in this offering at an assumed initial public offering
                                 price of $     per share, after deducting the
                                 underwriting discounts and commissions and estimated offering expenses.

           You should read this table in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.

                                                                         PRO FORMA
                                                        ACTUAL          AS ADJUSTED
                                                       --------         -----------
                                                           (In thousands)
Cash and cash equivalents .....................        $ 22,656         $
                                                       ========         ========
Redeemable Series E convertible preferred stock        $ 44,478         $     --

Stockholders' (deficit) equity:
    Series A convertible preferred stock ......               6               --
    Series B convertible preferred stock ......               2               --
    Series C convertible preferred stock ......               7               --
    Series D convertible preferred stock ......               1               --
    Undesignated preferred stock ..............              --               --
    Common stock ..............................              --
    Additional paid-in capital ................          14,650
    Deferred compensation .....................            (359)            (359)
    Accumulated deficit .......................         (36,141)         (36,141)
                                                       --------         --------
      Total stockholders' (deficit) equity ....         (21,834)
                                                       --------         --------
Total capitalization ..........................        $ 22,644         $
                                                       ========         ========

The above table excludes:

           -          shares of common stock issuable upon exercise of stock
                      options outstanding as of     , 2002 with a weighted
                      average exercise price of $     per share, and

           -          shares of common stock issuable upon exercise of warrants
                      outstanding as of     , 2002 with a weighted average
                      exercise price of $     per share.

                             SELECTED FINANCIAL DATA


           You should read the selected historical financial data set forth below in conjunction with our financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus. The statement of operations data for the three months ended March 31, 2001 and 2002 and the balance sheet date at March 31, 2001 and 2002 are derived from financial statements included elsewhere in this prospectus and have not been audited. The statement of operations data for the years ended December 31, 1999, 2000 and 2001, and the balance sheet data at December 31, 2000 and 2001 are derived from financial statements included elsewhere in this prospectus that have been audited by Ernst & Young LLP, independent auditors. The statement of operations data for the years ended December 31, 1997 and 1998, and the balance sheet data at December 31, 1997, 1998 and 1999 are derived from financial statements that have been audited by Ernst & Young LLP, independent auditors, and are not included in this prospectus. Historical net loss per common share is not presented for periods where no common stock was issued and outstanding. Shares used in computing pro forma net loss per common share (unaudited) give effect to the conversion of all outstanding shares of convertible preferred stock into common stock and excludes the effect of outstanding stock options and warrants. Historical results are not necessarily indicative of results to be expected for any future period.


                                                                                                                     THREE-MONTHS
                                                                    YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                                               ------------------------------------------------------------      ------------------
                                                  1997         1998          1999         2000        2001         2001        2002
                                               -----------     -------     -------     -------     --------      --------     -----
                                                             (In thousands, except per share data)                  (Unaudited)
STATEMENT OF OPERATIONS DATA:
Net revenues ...............................   $     1,200     $   194     $   233     $   834   $       --

Operating Expenses:
   Cost of sales ...........................            --         127         145          --           --
   Research and development ................         3,734         223         494       1,092        9,887
   General and administrative ..............           368         338         630       1,020        3,009
                                               -----------     -------     -------     -------   ----------
   Total operating expenses ................         4,102         688       1,269       2,112       12,896
                                               -----------     -------     -------     -------   ----------
Loss from operations .......................        (2,902)       (494)     (1,036)     (1,278)     (12,896)
                                               -----------     -------     -------     -------   ----------
Net loss ...................................        (3,218)     (1,046)     (1,814)       (876)     (11,650)
                                               -----------     -------     -------     -------   ----------
Net loss applicable to common stock ........   $    (3,218)    $(1,046)    $(1,814)    $(1,019)  $  (12,080)
                                               ===========     =======     =======     =======   ==========

Net loss per common share:
    Basic and diluted
Shares used in computing net loss per
    common share
Pro forma basic and diluted net loss per
    common share (unaudited) ...............                                                      $   (2.92)
                                                                                                  =========
Shares used in computing pro forma basic
    and diluted net loss per common share
    (unaudited) ............................                                                      4,131,890
                                                                                                  =========

                                                                                                              THREE-MONTHS
                                                           DECEMBER 31,                                      ENDED MARCH 31,
                                        ----------------------------------------------------------         -------------------
                                         1997         1998       1999         2000         2001              2001        2002
                                        -------     -------     -------     --------     ---------         -------      ------
BALANCE SHEET DATA:                                         (In thousands)                                      (Unaudited)
Cash and cash equivalents ..........    $ 2,611     $   138     $   881     $ 34,249     $ 22,656
Working capital ....................        301        (122)     (8,792)      34,153       21,879
Total assets .......................      2,715         932       1,123       34,897       23,799
Debt and accrued interest
    to stockholders ................      6,316       6,886       7,676           --           --
Redeemable preferred stock .........         --          --          --       44,048       44,478
Total stockholders' (deficit) equity     (5,916)     (6,962)     (8,776)      (9,795)     (21,834)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

           You should read the following discussion and analysis of our financial condition and results of operations in conjunction with "Selected Financial Data" and our financial statements and related notes appearing elsewhere in this prospectus.

OVERVIEW


           We are initially focused on improving women's health by developing, manufacturing and marketing advanced hormone therapies with competitive advantages over existing therapies. Our first product candidates are Enjuvia, Projuvia and Juviand, three proprietary hormone replacement therapy products designed to address several limitations of existing hormone replacement therapy products. Enjuvia, a complex estrogens-only product, and Projuvia, a complex estrogens/progestin combination product, are designed to treat vasomotor symptoms of menopause and to assist in the prevention of osteoporosis. Juviand is a complex estrogens/androgen combination product designed to treat female sexual dysfunction, including diminished sexual desire. We submitted a New Drug Application for Enjuvia in March 2002 for the treatment of vasomotor symptoms and expect approval in the first half of 2003. We are currently enrolling participants in our pivotal Phase III study using Enjuvia for the prevention of osteoporosis. A pivotal Phase III clinical safety and efficacy study is currently underway for Projuvia, and we plan to initiate a Phase II clinical study for Juviand in the second quarter of 2002.



           Because we have not yet completed the development of our current three product candidates, we have not generated any significant recurring product revenues. Our revenues to date have primarily consisted of milestone payments from a collaborative partner (1997), product sales from a generic estradiol product (1998 and 1999) and licensing revenue from the sale of the rights to the generic estradiol product (2000). The foregoing sources of revenue either terminated or expired by 2000 and will not generate any future revenues. Since our inception in 1994 we have incurred significant operating losses that we expect will continue for the next several years. As of December 31, 2001, we had an accumulated deficit of $36.1 million and have primarily depended upon equity financings to fund our operations.


           Our operating expenses consist primarily of costs associated with research and development and general and administrative costs associated with our operations. Research and development expenses consist of outside professional fees related to pre-clinical studies and clinical trials, as well as compensation and other related costs of our personnel dedicated to research and development activities. General and administrative expenses consist primarily of the costs of our senior management, finance, marketing and sales, and administrative staff, business insurance and professional fees. We expect marketing and sales expenses to increase significantly as we hire marketing and sales managers and prepare for our product candidate launches. In addition, expansion of our operations and costs associated with being a public reporting entity will increase our general and administrative expenses.

           We expect our research and development expenses to increase substantially in the foreseeable future as we continue to grow. We expect a large percentage of our research and development expenses will be incurred in support of our clinical trial programs for our current three product candidates and other future products. The time and cost of completing the clinical development of product candidates depend on a number of factors, including medical condition to be treated, clinical trial design and endpoints, availability of patients to participate in trials, the results of clinical trials, the number of clinical trials required to be conducted, the need to conduct unanticipated trials, and the length of time of the regulatory review process. Due to these uncertainties, we are unable to assure you of the length of time or the costs that will be required to complete the development of our first three product candidates.

CRITICAL ACCOUNTING POLICIES

           Our critical accounting policies are described in the notes to our financial statements appearing elsewhere in this prospectus.

           We had no revenue in 2001 because we were not selling any products and had no licensing agreements. We do not expect to have revenue until after we launch our Enjuvia product candidate, which we expect to occur in the middle of 2003.

           Licensing fees and royalties are recognized as revenue as earned, which is generally determined by the achievement of contractual milestones. Contractual payments based on cost reimbursement are reflected as a reduction to research and development expense. Product sales are recognized when ownership and risk of loss transfers to the customer.

           Deferred Compensation from Stock Options

           We recorded $400,000 of deferred compensation related to stock options granted to employees after May 1, 2001. This deferred compensation is being amortized to expense on a straight-line basis over three years, which is the vesting period of the underlying options. We recognized $41,000 of stock compensation expense in 2001. The deferred compensation was calculated using the guidelines of the Securities and Exchange Commission, which generally require a more stringent approach to the valuation of the options than may be used for other valuation purposes.

RESULTS OF OPERATIONS

           We believe that full year-to-year comparisons of our operations are not meaningful because we have been primarily involved in development activities that are and will be different over different time periods and are not generally repetitive in nature. Our past performance will not necessarily predict our future performance.

YEARS ENDED DECEMBER 31, 2001 AND 2000

           Revenues


           In early 2000, we made a strategic decision not to develop any generic products for our product portfolio and sold the rights to a generic estradiol product to aaiPharma. We recognized this sale as licensing revenues. This product was manufactured for us by aaiPharma and marketed for us by a third party. We had no revenue in 2001 since we no longer had the generic estradiol product.


           Research and Development


           Our research and development costs were $9.9 million in 2001 compared to $1.1 million in 2000, including allocations for internal staffing costs of $773,000 and $149,000 in 2001 and 2000, respectively.



           Our research and development activities are managed internally with a large portion of the work conducted by third parties. At the end of 2001, we had ten staff members devoted to research and development activities compared to four at the end of 2000. Our internal staff consists of people with backgrounds in science, product development, regulatory affairs, quality assurance and project management. We expect to add to this staff as we grow our company. Our internal costs are not allocated to the various projects because we believe that the cost of accurately allocating internal costs to the various projects exceeds the benefit of allocating such costs. A significant portion of internal staff time is spent planning and evaluating project proposals prior to incurring external costs.


           In 2001, we advanced the development of Enjuvia through the continuation of the pivotal Phase III clinical study for the vasomotor indication and the start of a pivotal Phase III clinical study for an osteoporosis indication. The first Phase III study was completed in January 2002 and we submitted a New Drug Application for Enjuvia, which incorporated the Phase III clinical study for the vasomotor indication, in March 2002. The osteoporosis Phase III study is expected to continue for the next few years because it requires two years of patient dosing. Our research and development costs, excluding internal costs, directly attributable to Enjuvia were $7.1 million in 2001 compared to $0.9 million in 2000. Our total project costs incurred through the end of 2001 directly attributable to Enjuvia were $8.4 million, excluding internal costs.



           We completed pre-clinical work and a Phase II dose-ranging study for Projuvia in 2001. We began a pivotal Phase III clinical study in the second quarter of 2002, which should last for 18 to 24 months. Our research and development costs, excluding internal costs, directly attributable to Projuvia were $1.4 million in 2001 compared to $17,000 in 2000. Our total project costs incurred through the end of 2001 directly attributable to Projuvia were $1.5 million, excluding internal costs.



           We advanced the development of Juviand with pre-clinical work and the production of clinical supplies for a Phase II dose-ranging study that we expect to begin in the second quarter of 2002. Most of our work on this product over the last two years has been carried out internally and with our Medical Advisory Board. Our research and development costs, excluding internal and Medical Advisory Board costs, directly attributable to Juviand were $453,000 in 2001 compared to none in 2000. Our total project costs incurred through the end of 2001 directly attributable to Juviand were $469,000, excluding internal costs.



           We expect to incur approximately $20 million of total research and development expense in 2002, including allocations for internal staffing costs.


           General and Administrative

           Our general and administrative expenses were $3.0 million in 2001 compared to $1.0 million in 2000. The increase in general and administrative expenses related to increased staffing costs (including payroll, benefits, office space and travel) and increased consulting expenses. We opened our marketing and sales office, located in New Jersey, midway through 2001. At the end of 2001, we had 11 general and administrative staff members compared to five at the end of 2000.

           We increased consulting expenses in the marketing and sales area to begin preparing for the launch of Enjuvia and in the legal area to protect our intellectual property. While the cost of filing patents is generally capitalized, we expense the cost of keeping abreast of the patent landscape of our competitors.

           Interest Income and Expense

           We had higher interest income in 2001 compared to 2000 because of higher average balances in cash and cash equivalents during the year. Our interest expense was significantly reduced in 2001 compared to 2000 because of the August 2000 conversion of all outstanding debt and accrued interest to Series E convertible preferred stock.

           Other, Net

           We had no transactions in 2001 compared to a sale of laboratory equipment to aaiPharma that generated other income of approximately $300,000 in 2000.

           Income Taxes

           We had net losses in both 2001 and 2000 and did not have a provision for income taxes in either year. At the end of 2001, we had accumulated net operating loss carryforwards for federal and state income tax purposes of approximately $28.8 million and federal tax credit carryforwards of approximately $1.7 million. We provided a full valuation allowance against the net deferred tax assets generated by the above items because of the uncertainty of realizing such assets.

YEARS ENDED DECEMBER 31, 2000 AND 1999

           Revenues

           Our 1999 net product sales were generated from the sale of a generic estradiol product to a third party under a marketing agreement. As discussed above, we sold the estradiol product rights to aaiPharma in early 2000 and recognized such sale as licensing revenues.

           Cost of Sales

           The 1999 cost of sales were attributable to the generic estradiol product sales during 1999. As discussed above, the rights to this product were sold in 2000. We had no cost of sales in 2000 because we did not have any product sales.

           Research and Development


           Our research and development costs were $1.1 million in 2000 compared to $1.2 million in 1999, including allocations for internal staffing costs of $149,000 in 2000, but before the reduction of approximately $704,000 for cost reimbursement payments made to us by Berlex as part of a development agreement in 1999. This development agreement was terminated in 1999 and replaced with a new supply agreement with Berlichem and Berlex. There were no allocations for internal staffing costs for 1999 because we did not consider the amounts significant.



           The research and development costs in both 2000 and 1999 were mostly attributable to the development of our Enjuvia product candidate, with $926,000 in 2000 and $390,000 in 1999. We started the pivotal Phase III clinical study for vasomotor indications in the fourth quarter of 2000. The 1999 costs were mostly pre-clinical with some preparation for the Phase III clinical study.


           General and Administrative

           Our general and administrative expenses were $1.0 million in 2000 compared to $0.6 million in 1999. The increase in general and administrative expenses mostly related to increased staffing costs (payroll, benefits, office space, travel, etc.). We opened our new headquarters office, located in North Carolina, in the third quarter of 1999 so we had greater office costs in 2000 compared to 1999. At the end of 2000, we had five general and administrative staff members compared to three at the end of 1999.

           Interest Income and Expense

           We had higher interest income in 2000 compared to 1999 because of higher average balances in cash and cash equivalents during the year. In August and November of 2000, we generated net cash proceeds of $35.6 million from the private placement of Series E convertible preferred stock. This same transaction also eliminated our outstanding debt, including accrued interest, and reduced our interest expense in 2000 compared to 1999.

           Other, Net

           In 2000, we sold laboratory equipment to aaiPharma that generated other income compared to a minimal other expense in 1999.

           Income Taxes

           We had net losses in both 2000 and 1999 and did not have a provision for income taxes in either year. We provided a full valuation allowance against the net deferred tax assets generated by net operating loss carryforwards and federal tax credit carryforwards because of the uncertainty of realizing such assets.

Liquidity and Capital Resources

           We had cash of approximately $22.7 million and working capital of approximately $21.9 million as of December 31, 2001. We have mainly funded our business through the issuance of preferred stock. Our most recent financing activity was the sale of Series E convertible preferred stock in 2000, which raised approximately $35.6 million of net cash proceeds and converted approximately $8.3 million of debt and accrued interest to Series E convertible preferred stock. We also have funded a portion of our operating activities through licensing agreement payments and product revenues; however, we have generally had negative cash flows from operating activities.

           We will need a significant amount of funding to complete our development plans and launch our product candidates as discussed in this prospectus. We plan on spending approximately $20 million annually on research and development activities and plan on expanding our marketing and administrative activities over the next three years. We expect to fund such activities and our other operations through the sale of equity, including this offering or proceeds from borrowings until we can generate enough cash flow from operating activities. We do not have any committed lines of credit, loans or other methods of financing and cannot provide any assurance that credit will be available in the future at acceptable terms, if at all.

           We expect the proceeds of this offering to fund our operations through the initial launch period for Enjuvia. We anticipate that cash flow from operations and short-term borrowings will fund the launches of Projuvia and Juviand. If any of our product candidates' anticipated launch dates are delayed or if our launches are more costly than we anticipate, we may require additional financing. In addition, one of our strategies is to acquire products or product candidates. Any such acquisition, depending on size and scope, may require additional financing.

           If adequate funding is not obtained from this offering or future funding sources, we will have to change our strategy for product development, approval and commercialization by delaying the timing of certain clinical studies and development activities, or we may have to seek out a strategic partner for some of our development or marketing activities. For further discussion, see "Risk Factors."

DISCLOSURE ABOUT MARKET RISK


           Our exposure to market risk is principally confined to our cash and cash equivalents, which consist of money market accounts. We do not use derivative instruments to hedge interest rate exposure. Due to the nature of our investments, we believe we are not subject to material market risk.

NEW ACCOUNTING PRONOUNCEMENTS

           In 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," No. 142, "Goodwill and Other Intangible Assets," No. 143, "Accounting for Asset Retirement Obligations" and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." We adopted Statement No. 144 as of December 31, 2001 with no significant impact on our financial position or results of operations. Statements No. 141, No. 142 and No. 143 are presently not applicable to our company.

                                    BUSINESS


           We are a specialty pharmaceutical company initially focused on improving women's health by developing and marketing advanced hormone therapies with competitive advantages over existing therapies. We are seeking to commercialize a portfolio of hormone replacement therapy product candidates that we are developing based on our proprietary, complex combination of multiple estrogens. Our product candidates are designed to alleviate the symptoms of, and reduce the health risks resulting from, menopause-related hormone deficiencies, including hot flashes, osteoporosis and female sexual dysfunction. Our product candidates contain complex estrogens alone or in combination with a progestin or with an androgen. We intend to establish our own marketing and sales organization to commercialize our initial product portfolio in the United States, initially by using a contract sales organization for our first product candidate and then by internalizing the sales function.



           According to IMS Health, hormone replacement therapy products generated total sales in the United States of over $2.9 billion in 2001. We expect that the United States hormone replacement therapy market will grow at least through the rest of this decade. This growth is expected to be driven primarily by the large group of post-World War II "baby boomers" entering their menopausal years and increasing awareness of the benefits of hormone replacement therapy. We believe that our complex estrogens product candidates will address several of the limitations of existing hormone replacement therapy products and will enable us to compete successfully in the hormone replacement therapy market.



           Our first product candidate, Enjuvia, is a complex estrogens product that will treat the vasomotor symptoms associated with menopause and assist in the prevention of osteoporosis in menopausal women. Estrogens are a naturally-occurring group of hormones which, among other things, regulate a woman's monthly cycles of ovulation and menstruation during her reproductive years. Vasomotor symptoms are symptoms relating to the dilation or constriction of blood vessels and include hot flashes, uncontrollable sweating, chills, burning or tingling sensations, associated sleep disturbances and mood swings. Osteoporosis causes bones to become brittle and weak, increasing the risk of fractures that can have serious health consequences. Enjuvia is targeted for women who have had a hysterectomy or for use in combination with a progestin by women who have not had a hysterectomy. In March 2002, we submitted a New Drug Application for Enjuvia to the FDA for the treatment of vasomotor symptoms and anticipate FDA approval of Enjuvia in the first half of 2003.


           Our second product candidate, Projuvia, combines the complex estrogens in Enjuvia with a progestin and is being developed to treat vasomotor symptoms and to assist in the prevention of osteoporosis in menopausal women with intact uteruses. Progestins are hormones which, among other things, can counteract endometrial hyperplasia, a side effect of estrogen replacement on the uterus. We completed a Phase II dose-ranging study and have commenced a pivotal Phase III clinical safety and efficacy study for Projuvia.

           Our third product candidate, Juviand, combines the complex estrogens in Enjuvia with an androgen and is being developed to treat female sexual dysfunction, including diminished sexual desire, in menopausal women. Androgens are hormones which, among other things, have been shown to have beneficial effects on sexual desire. We plan to commence a Phase II clinical safety and efficacy study for Juviand in the second quarter of 2002.

           We believe our portfolio of product candidates will address several limitations of existing hormone replacement therapies. We believe all our product candidates will provide the following benefits:

           - We believe our product candidates are the only synthetic complex estrogens products that contain the same ten essential active estrogens as Premarin(R), the leading product franchise in the hormone replacement therapy market.


           - The complex estrogens in our product candidates are synthesized principally from plant-derived material and are free of the non-estrogenic urinary substances found in Premarin(R), which is derived from the urine of pregnant horses.

           - Our product candidates are manufactured using the same estrogens mixture and other ingredients from batch to batch.

           - Each of our product candidates will use a proprietary, stable, sustained-release delivery system that we expect will provide a highly consistent delivery profile of hormones throughout the day.

           Our Enjuvia product candidate:


           - Is expected to be offered in 0.3, 0.45, 0.625 and 1.25 mg dosage strengths. This wide range will enable physicians to tailor patients' therapies to the lowest effective dosage strength, thereby maximizing the benefits associated with hormone replacement therapy while minimizing unwanted side effects.


           Our Projuvia product candidate:


           - Will use a proprietary progestin dosing regimen that we expect will reduce the incidence of breakthrough or unexpected bleeding and more quickly stop menstrual-like bleeding altogether.


           - Is expected to have fewer of the negative side effects, such as painful vaginal bleeding, breast tenderness and bloating, associated with currently marketed estrogen/progestin combination products.

           - Will use a progestin that we expect will eliminate the negative effect associated with progestins in currently marketed estrogen/progestin combination products which limit the estrogens' ability to raise HDL cholesterol, known as the good cholesterol, and lower LDL cholesterol, known as the bad cholesterol.

           - Will offer two dosage strengths of complex estrogens that will enable physicians to tailor treatment to accommodate the diverse and changing needs of their patients as they move through menopause and beyond. Currently marketed estrogen/progestin combination products only offer one dosage strength of estrogens.

           Our Juviand product candidate:

           - Will use an androgen that we expect will avoid liver toxicity and other negative side effects, such as acne, male pattern baldness, increase in facial hair and irreversible deepening of the voice. Androgens used in currently marketed estrogen/androgen combination products have been shown to cause these side effects.

OUR STRATEGY


           Our primary objective is to become a market leader in advanced hormone products and complementary therapies, initially focusing on women's healthcare products for the hormone replacement therapy market. Key elements of our strategy include the following:


REDUCE RISK AND DEVELOPMENT COSTS BY USING HORMONES WITH KNOWN SAFETY AND EFFICACY PROFILES


           We seek to minimize product development risk and costs by using hormones with known safety and efficacy profiles. The roles of estrogens, progestins and androgens in the maintenance of women's health are well established and extensively documented, and their administration as therapeutic agents have a demonstrated track record of safety and efficacy. Accordingly, in developing our advanced hormone replacement therapy product candidates, we are able to reference pre-clinical and clinical studies that were used in the approval of marketed drugs or that are otherwise publicly available. This approach enables us to minimize our investment in early stage discovery research, reduce overall product development costs, reduce the risk of clinical failure, and shorten the timeframe to receive FDA approval.


DEVELOP HORMONE PRODUCTS WITH COMPETITIVE ADVANTAGES OVER EXISTING PRODUCTS


           We intend to compete in the hormone replacement therapy market by developing hormone products with competitive advantages over currently marketed products, as well as by developing new therapeutic alternatives. We believe that currently marketed hormone replacement therapy products have safety and patient compliance issues that can be mitigated with new product formulations and the use of different hormones. Enjuvia and Projuvia, our first two product candidates, are designed to address some of the shortcomings of currently marketed hormone replacement therapy products for the treatment of vasomotor symptoms and the prevention of osteoporosis. In the development of our Juviand product candidate, we are striving to provide an FDA-approved product for the treatment of female sexual dysfunction without the negative side effects of currently marketed products that are prescribed even though they are not FDA-approved for this indication.


ESTABLISH OUR OWN MARKETING AND SALES ORGANIZATION TO MAXIMIZE THE COMMERCIAL BENEFIT OF OUR PRODUCT PORTFOLIO


           We intend to establish our own marketing and sales organization to commercialize our initial product portfolio in the United States, initially by using a contract sales organization for our first product candidate and then internalizing the sales function. We believe that establishing our own sales force, rather than outlicensing product rights, will enable us to better control the commercialization of our product candidates and generate a higher return on investment. We plan to hire additional marketing and sales managers who initially will use a contract sales organization to provide sales representatives for the launch of Enjuvia. As our product portfolio expands, we plan to develop our own sales force. We expect significant marketing and sales synergies among our first three product candidates because we will be targeting the same physician, patient and managed care audiences. In addition, marketing our complementary product candidates to these overlapping audiences will help us build recognized corporate and product brands. We believe that brand recognition of our first product candidate and our company will enhance market acceptance for each successive product candidate. We will also selectively consider co-promotion arrangements for our product candidates, in return for the rights to co-promote other companies' products, in order to leverage our sales force. To market our product candidates internationally, we initially anticipate selectively out-licensing them to strong distribution partners outside the United States.

BUILD UPON PROPRIETARY TECHNOLOGIES



           We intend to take advantage of our expertise in hormonal science and our proprietary technologies developed in connection with our first three product candidates to develop additional product candidates and therapeutic alternatives. Our expertise in complex hormone identification, characterization, stabilization, delivery and manufacturing should position us strategically to develop additional complex hormone product candidates. In addition, our experience in hormone regimen development and clinical research provides us with the expertise necessary to bring innovative product alternatives to the market. Based on our expertise in complex hormone compositions, we expect to be well-positioned to pursue future product candidates as scientific advances occur in the understanding of how hormones work in the body.


ACQUIRE OR IN-LICENSE PRODUCTS AND TECHNOLOGIES TO EXPAND OUR PRODUCT PORTFOLIO


           We are seeking to acquire or in-license late stage and/or marketed products and technologies that will leverage our current technology base and increase the breadth and strength of our product portfolio. Examples of such potential opportunities include new and improved hormone replacement therapy products and other low-dose hormone products that may benefit from the application of our specialized hormone formulations and analytical and manufacturing technologies. We also are seeking to acquire or in-license products that are complementary to our hormone portfolio. Acquiring or in-licensing other products could add efficiencies to our promotional and sales activities and could result in increased profits from operations.



HORMONE REPLACEMENT THERAPY MARKET OVERVIEW


MENOPAUSE


           Menopause is the time when a woman's menstrual periods cease. According to the North American Menopause Society, the average age of a woman entering natural menopause is approximately 51. However, the North American Menopause Society estimates that approximately 27% of women enter menopause earlier due to the surgical removal of both ovaries, chemotherapy or radiation therapy. Natural menopause is not a single event but a series of physiological changes that a woman goes through over a number of years and is typically divided into two stages: perimenopause and postmenopause. Perimenopause is the time when a woman begins experiencing vasomotor symptoms, such as hot flashes, even though she is still ovulating, and her menstrual cycles may become irregular. Perimenopause may last anywhere from two to eight years. A woman is considered to be postmenopausal once 12 months have passed since her last period. At that point, a woman's ovaries no longer produce estrogens or progesterone and ovulation ceases.



           The North American Menopause Society estimates that approximately 4,900 women in the United States enter menopause each day. Due to the large group of "baby boomers" now entering into their menopausal years, the female population demographics are expected to change dramatically, increasing the potential patient population and demand for products that address conditions associated with menopause. The United States Bureau of the Census estimates that by the end of 2002, approximately 62 million women in North America will be 50 years old or older. By the end of 2010, this potential patient base is expected to reach approximately 76.5 million women in North America, representing more than 28% of the total female population and approximately a 23% increase over the number of women age 50 or older in 2002. Moreover, given that the average life expectancy for women in the United States is approximately 80 years, the postmenopausal period now makes up more than one-third of an average American woman's life.

MENOPAUSE LEADS TO DEBILITATING SYMPTOMS AND INCREASED HEALTH RISKS

           With the onset of menopause, a woman's body produces significantly lower amounts of estrogens and progesterone, hormones which regulate monthly cycles of ovulation and menstruation. Other hormones, such as androgens (e.g., testostorone) also continue to decline as a woman ages. These changes have important consequences for a woman's quality of life and overall health. The symptoms and health risks include vasomotor symptoms, osteoporosis and female sexual dysfunction. Increased risks of heart disease, neurodegenerative diseases and colon cancer also are associated with menopause.


           Vasomotor symptoms. According to the North American Menopause Society, approximately 80% of menopausal women suffer from vasomotor symptoms, such as hot flashes, uncontrollable sweating, chills, burning or tingling sensations, associated sleep disturbances and mood swings. The North American Menopause Society further estimates that 25% of menopausal women will suffer from these symptoms for more than five years. The onset of hot flashes occurs when a woman's body begins producing less estrogen, causing deregulation of her hypothalmus gland. This deregulation can result in her blood vessels repeatedly and unexpectedly expanding rapidly, causing her skin temperature to rise dramatically. A woman experiencing a hot flash may sweat profusely and uncontrollably even though she is not physically exerting herself and the temperature is moderate. Hot flashes can be very intense and debilitating. They can last from 30 seconds to 30 minutes or more, and can occur as often as once an hour or more in severe cases. The combination of hot flashes and other vasomotor symptoms lead many women to complain of a general and sometimes debilitating decrease in their quality of life.



           Osteoporosis. Osteoporosis causes bones to become brittle and weak, which increases the risk of fractures. Osteoporosis is a serious disease that according to the National Osteoporosis Foundation is expected to affect eight million women in the United States in 2002. Estrogens have positive effects on maintaining bone strength and integrity. Decreases in estrogen production during and after menopause cause women to lose calcium from their bones at an accelerated rate, increasing the risk of osteoporosis. The North American Menopause Society estimates that, among caucasian women over age 50 in the United States, nearly 40% will experience an osteoporotic fracture in their remaining lifetime. Bone fractures resulting from osteoporosis can be devastating, especially hip fractures, which result in greater disability and mortality than all other osteoporotic fracture types combined. According to the North American Menopause Society, hip fractures cause up to a 20% increase in mortality within a year of the occurrence of such fractures, approximately 25% of women need long-term care after such a fracture and 50% of women will experience a long-term loss of mobility.



           Female Sexual Dysfunction. Menopause also is associated with various forms of female sexual dysfunction. Menopause-related hormonal changes can result in a recurrent inability to attain or maintain lubrication in response to sexual excitement, painful intercourse, a decrease in sexual pleasure and orgasm and diminished sexual desire. The emotional and psychological changes that women experience during and after menopause also may diminish sexual desire. Diminished sexual desire is the most prevalent female sexual disorder. According to the United States Bureau of the Census, there are approximately 17 million women in the United States in the menopausal age group of 50 to 59. The National Health and Social Life survey published in 1999 in the Journal of the American Medical Association revealed that within this age group, approximately 27% of women experience diminished sexual desire and 23% do not experience orgasm following normal sexual excitement.

EXISTING THERAPIES AND TRENDS

           Existing therapies for vasomotor symptoms, osteoporosis, and female sexual dysfunction fall principally into the following two categories:


           - Hormone replacement therapy products, including estrogen replacement therapy and estrogen/progestin combination products prescribed to treat vasomotor symptoms and assist in the prevention of osteoporosis, and estrogen/androgen combination products prescribed to treat vasomotor symptoms and female sexual dysfunction, although these products are not FDA-approved for either use; and



           - Non-hormone replacement therapy products, including bisphosphonates, selective estrogen receptor modulators, and calcitonins, each of which prevents and/or treats only osteoporosis. Selective estrogen receptor modulators are agents that produce estrogen-like effects on some tissues, but not in others. Bisphosphonates are chemicals that bind to bone and suppress the activity of cells responsible for breaking down bone. Calcitonin is a hormone that suppresses the activity of cells responsible for breaking down bone.



Hormone Replacement Therapy Products



           According to IMS Health, in 2001, hormone replacement therapy was the fourth most prescribed drug category in the United States, with more than 100 million prescriptions dispensed. These prescriptions, for either treatment of menopause symptoms or prevention of osteoporosis, generated total sales of over $2.9 billion. Oral, once-daily hormone replacement therapy accounted for 89% of hormone replacement therapy prescriptions in 2001. The Premarin(R) family of products accounted for 67% of all hormone replacement therapy prescriptions in 2001 and 72% of total hormone replacement therapy market sales.



           We expect that the domestic hormone replacement therapy market will continue to grow, at least through the rest of this decade. Key drivers for this expected hormone replacement therapy sales growth include:


           -          the "baby boomers" entering menopause;


           - patient and physician education on the benefits of hormone replacement therapy;


           -          standardized osteoporosis screening; and


           - evidence of potential collateral benefits of hormone replacement therapy, including prevention of heart disease and neurodegenerative diseases.


           Estrogen-Only Therapies


           Estrogen replacement therapy is the only FDA-approved therapy that treats vasomotor symptoms and is the first line cost effective therapy recommended by the National Osteoporosis Foundation for prevention of osteoporosis. According to IMS Health, the estrogen-only category of the oral hormone replacement therapy market totaled $1.4 billion in sales in the United States in 2001, with sales of Premarin(R) accounting for 87% of total sales in that category.



           The vasomotor symptoms of menopause are a direct result of the decline in estrogen levels associated with ovarian shutdown. Estrogen replacement directly remediates these symptoms. The beneficial effects of estrogen therapy for the treatment of vasomotor symptoms are well established and estrogen therapy has been used successfully to manage these symptoms for more than 50 years. Based upon the age demographic for all women receiving prescriptions for estrogen replacement and the average age range during which women experience vasomotor symptoms, we estimate that approximately 70% to 80% of estrogen usage is for the treatment of vasomotor symptoms, while the other 30% to 20% is prescribed mainly for the prevention of osteoporosis.



           Estrogen replacement therapy is approved for the prevention of osteoporosis, and we believe no other osteoporosis therapy has been shown to be more effective; only bisphosphonates have been shown to be comparably effective. Estrogen replacement therapy is the only osteoporosis therapy with long-term clinical experience. Multiple studies conducted on various estrogen compositions, including studies published in the Journal of the American Medical Association in 2002, the European Journal of Obstetrics, Gynecology and Reproductive Biology in 1999 and Clinical Endocrinology in 1994, demonstrated efficacy based on increases in bone mineral density. Epidemiological and some fracture prevention studies, such as those published in the American Journal of Obstetrics and Gynecology in 1989 and the New England Journal of Medicine in 1980, also have demonstrated a decrease in fractures resulting from increases in bone density associated with hormone replacement therapy.



           The Postmenopausal Estrogen/Progestin Intervention, or PEPI Trial, funded by the National Institutes of Health, showed that estrogen replacement therapy lowers levels of LDL cholesterol (the bad cholesterol) and raises levels of HDL cholesterol (the good cholesterol). Although the Heart and Estrogen/Progestin Replacement Study may have yielded inconsistent results, the findings of the PEPI Trial demonstrate the potential beneficial effects of estrogen replacement therapy on the cardiovascular system that may lead to the prevention of heart disease. Research published in Diseases of the Colon and Rectum in 1999 and in the Archives of Internal Medicine in 1996 also has shown that women using estrogen replacement therapy have a lower risk of colon cancer and neurodegenerative disorders. While long-term estrogen use is associated with increased risk of endometrial cancer for women with intact uteruses who use estrogen-only therapies and an increased risk of breast cancer, it is not associated with a higher breast cancer mortality rate. Accordingly, although some concern exists regarding increased risk of breast cancer associated with long-term estrogen use, we believe that, for many women, the established and potential collateral benefits from estrogen therapy significantly outweigh the associated risks.


           Limitations of Existing Estrogen-Only Therapies. The market leader of estrogen-only replacement therapy, Premarin(R), is an extracted estrogen product derived from the urine of a pregnant horse and contains numerous non-estrogenic urinary substances. No existing synthetic estrogens-only product contains delta(8),(9), which is one of the ten essential active estrogens in Premarin(R). Delta(8),(9) is believed to be an important contributor in reducing hot flashes and preventing osteoporosis when used in complex estrogen mixtures.

           Estrogen/Progestin Combination Products


           Progestins are used in combination with estrogen in women with uteruses to avoid an increase in the incidence of endometrial hyperplasia. This is a condition caused by chronic use of estrogen alone by a woman with a uterus and is associated with an increased incidence of uterine, or endometrial, cancer. Studies referenced in the package inserts for Prempro(TM), Premphase(R), Activella(R) and Ortho Prefest(R) have shown that after one year the incidence of endometrial hyperplasia is less than 1% in women taking estrogen/progestin combinations, in contrast to up to 20% in women taking estrogen alone. Doctors typically recommend that a menopausal or postmenopausal woman who has a uterus take estrogen plus a progestin, either as a combination drug or as two separate drugs. IMS Health estimates that sales of estrogen/progestin combinations were approximately $900 million in the United States in 2001, of which products in the Premarin(R) family constituted 88%.

           Limitations of Existing Estrogen/Progestin Therapies. Current estrogen/progestin combination therapies vary the progestin, but not the estrogen, dose. Menopausal women suffering from vasomotor symptoms may require a higher dose of estrogen to control the symptoms but postmenopausal women may require only low doses to prevent osteoporosis. As a result, current therapies may cause postmenopausal women to take more estrogen than they need, possibly leading to adverse side effects and health risks. In addition, the most commonly prescribed progestin (medroxyprogesterone acetate) causes some women to experience painful vaginal bleeding, breast tenderness and bloating, and may reduce the cardio-protective benefits potentially associated with estrogen therapy by limiting the estrogen's ability to raise HDL cholesterol and lower LDL cholesterol. Furthermore, current estrogen/progestin regimens do not sufficiently control unexpected bleeding, especially during the first year of therapy. Most women on cyclic progestin regimens continue to experience menstrual-like cycles for the duration of the therapy. Innovative regimens are needed that can better control unexpected bleeding and more quickly stop bleeding altogether.

           Estrogen/Androgen Combination Products


           We believe the primary use of estrogen/androgen combinations is to address female sexual dysfunction in menopausal women. These products also have most of the same benefits and limitations of estrogen-only therapy. Estratest(R) and Estratest(R) HS from Solvay Pharmaceuticals are the only two currently marketed estrogen/androgen combination products in the United States. These products lack FDA approval, but remain on the market pending submission of studies to gain FDA approval. In addition, neither is indicated for the treatment of female sexual dysfunction. IMS Health estimates that sales of Estratest(R) and Estratest(R) HS were approximately $211 million in 2001, a 32% increase over sales in 2000.



           Limitations of Existing Estrogen/Androgen Therapies. According to their package inserts, the androgen used in Estratest(R) and Estratest(R) HS has been found to result, in some cases, in liver toxicity and masculinizing side effects, such as acne, male pattern baldness, an increase in facial hair and an irreversible deepening of the voice. A combination estrogen/androgen is needed that can treat female sexual dysfunction with fewer or less severe negative side effects.



           Non-hormone replacement therapy Osteoporosis Treatments



           Non-hormone replacement therapy treatments for osteoporosis include bisphosphonates, selective estrogen receptor modulators and calcitonins. IMS Health estimates that in 2001, non-hormone replacement therapy drugs approved for the treatment or prevention of osteoporosis generated total sales in the United States of approximately $2.3 billion. Bisphosphonates and selective estrogen receptor modulators have been approved by the FDA and are currently being marketed for both the treatment and prevention of osteoporosis, while calcitonins are approved for the treatment, but not prevention, of osteoporosis. These products do not address vasomotor symptoms or female sexual dysfunction and, in some cases, may be used as adjunctive therapy to hormone replacement therapy.



Limitations of Non-hormone replacement therapy Osteoporosis Treatments.



           Bisphosphonates can cause gastrointestinal irritation and erosion of the esophagus. In addition, the long-term safety of bisphosphonates is a concern because they reside in the body for many years. The only selective estrogen receptor modulator currently marketed in the United States is Evista(R). A study referenced in the Evista(R) package insert demonstrated that Evista(R) is less effective in protecting against bone loss than hormone replacement therapy. In addition, one of the negative side effects of Evista(R), according to its package insert, is that it causes hot flashes in approximately 25% of women taking it for osteoporosis prevention. Calcitonins are considered to be less effective than other therapies in treating osteoporosis. According to the North American Menopause Society, studies have shown that calcitonins reduce the risk of vertebral fractures, but have no significant effect on the prevention of hip fractures. Calcitonins have few adverse side effects, but may cause nausea, local inflammation, flushing of the face or hands when given as an injection, and local nasal irritation when used as a nasal spray. In addition, all non-hormone replacement therapy treatments are significantly more expensive than hormone replacement therapy treatments.


OUR PRODUCT PORTFOLIO


           We are developing three proprietary hormone replacement therapy product candidates to address several of the limitations of existing hormone replacement therapies. Enjuvia, a complex estrogens-only product, and Projuvia, a complex estrogens/progestin combination product, are designed to treat vasomotor symptoms of menopause and to assist in the prevention of osteoporosis. Juviand is a complex estrogens/androgen combination product, designed to treat female sexual dysfunction, including diminished sexual desire.



           Our product candidates are oral, once-daily, sustained-release tablets, based on proprietary formulations that stabilize a synthetic, complex estrogens mixture, alone and in combination with a progestin or an androgen. We have proprietary analytical methodologies for the analysis and control of these hormonal substances. All our product candidates are based on a synthetically derived, novel active pharmaceutical ingredient that combines ten plant-derived, complex estrogens that contain the same ten essential active estrogens as Premarin(R). All of the compounds contained in our product candidates have been in FDA-approved products. As a result, we believe we will have substantially fewer safety and clinical risks compared to unproven, new chemical entities. We expect this prior use to result in the FDA imposing lower toxicity and safety requirements for our product candidates prior to clinical trials, and to result in substantially reduced clinical development risk with respect to the estrogen components.



           We believe that our product candidates will be the second family of complex estrogens products marketed in the United States to contain delta(8),(9). Data published in the Journal of Clinical Endocrinology and Metabolism in 1999 and in the Journal of the Society for Gynecologic Investigation in 1998 demonstrated that delta(8),(9) contributes to the reduction of hot flashes and the maintenance of bone integrity. A hot flash study in postmenopausal women published in the Journal of Clinical Endocrinology and Metabolism in 1999 demonstrated similar efficacy as estrone sulfate (the predominant estrogen in complex estrogen mixtures) when delta(8),(9) was administered at one-tenth the dose of estrone sulfate. Studies in postmenopausal women published in the Journal of Clinical Endocrinology and Metabolism in 1999 and in the Journal of the Society for Gynecologic Investigation in 1998 demonstrated that delta(8),(9) significantly lowered levels of a bone resorption marker, indicating maintenance of bone integrity in these women. According to a study published in the Journal of the Society for Gynecologic Investigation in 1998, delta(8),(9) is also an antioxidant which leads to positive effects on cholesterol.

           The following table sets forth certain information about our product candidates:

PRODUCT CANDIDATE                 ACTIVE INGREDIENTS              INDICATION(S)                  REGULATORY STATUS
-----------------                 ------------------              -------------                  -----------------
Enjuvia                           Ten Essential Active Estrogens  Vasomotor Symptoms             New Drug Application filed March
                                                                                                 2002

                                                                  Osteoporosis                   Phase III

Projuvia                          Ten Essential Active            Vasomotor Symptoms             Phase III
                                  Estrogens and a Progestin       Osteoporosis

Juviand                           Ten Essential Active            Female Sexual Dysfunction      Entering Phase II
                                  Estrogens and an Androgen



For an explanation of the terms New Drug Application, Phase II and Phase III, please refer to " -- Government Regulation" below.


ENJUVIA(TM)


           Enjuvia will target the treatment of vasomotor symptoms and the prevention of osteoporosis in women who have had a hysterectomy or for use in combination with a progestin by women who have not had a hysterectomy. Enjuvia is a chemically synthesized complex combination of estrogens and is the only synthetic hormone replacement therapy product candidate of which we are aware with the same ten essential active estrogens as Premarin(R), including delta(8),(9). Unlike Premarin(R), which is derived from urine collected from pregnant horses, the estrogens in Enjuvia are chemically derived from compounds obtained from plant-derived material and free of non-estrogenic urinary substances. In contrast, the estrogens obtained from horse urine contain significant amounts of non-estrogenic urinary substances such as hippuric acid, indican and benzoic acid. Enjuvia is a sustained-release product formulated in 0.3, 0.45, 0.625 and 1.25 mg dosage strengths.


Treatment of Vasomotor Symptoms

           We completed a pivotal Phase III clinical trial in the treatment of moderate to severe vasomotor symptoms associated with menopause. The trial randomized 281 menopausal women at 22 sites across the United States to compare, in a double-blind fashion, the safety and efficacy of Enjuvia versus placebo in reducing the frequency and severity of vasomotor symptoms over a 12-week period. The trial was conducted using dosage strengths of 0.3, 0.625 and 1.25 mg. All three dosage strengths were demonstrated to be effective in the reduction of both the frequency and severity of vasomotor symptoms.


           Frequency. Groups treated with the 0.625 and 1.25 mg dosage strengths had a statistically significant reduction, measured against the FDA threshold, in the frequency of vasomotor symptoms at four, eight and 12 weeks. The 0.3 mg group had a statistically significant reduction in frequency at eight and 12 weeks, and showed effective results at four weeks, although the reduction at four weeks did not meet the FDA threshold. Because of these results, we cannot assure you that the FDA will approve the 0.3 mg dosage strength. However, the FDA did approve Cenestin(R), a synthetic, estrogen-only hormone replacement therapy product, at 0.625 and 0.9 mg dosage strengths without requiring a showing of a statistically significant reduction in the frequency of vasomotor symptoms at such doses at four weeks.

           Severity. Groups treated with the 0.625 and 1.25 mg strengths had a statistically significant reduction in the severity of vasomotor symptoms at four, eight and 12 weeks. The 0.3 mg group had a statistically significant reduction in severity at 12 weeks, and showed effective results at four and eight weeks, although the reduction at four and eight weeks did not meet the FDA threshold. The FDA approved Cenestin(R) at 0.625 and 0.9 mg dosage strengths without requiring a showing of a statistically significant reduction in the severity of vasomotor symptoms.

Application for Approval


           We submitted a New Drug Application for Enjuvia to the FDA on March 22, 2002 for approval for the treatment of vasomotor symptoms for all four dosage strengths. The New Drug Application was filed under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act, or FDCA, under which previously available data in support of a product's approval is referenced and new studies, such as animal toxicity and other pre-clinical trials, are not required. We anticipate approval in the first half of 2003 of Enjuvia for the treatment of vasomotor symptoms associated with menopause. We are seeking FDA approval of our
0.45 mg dosage strength based upon data correlating the 0.45 mg dosage strength to the 0.3 and 0.625 mg dosage strengths. The FDA may require us to perform further studies evaluating blood levels of the product candidate after dosing to prove the correlation of dosage strengths. If these studies are required, we expect to be able to complete them without significant delay. If the FDA does not approve the 0.3 mg dosage strength, it will not approve the 0.45 mg dosage strength for the vasomotor indication unless we conduct an additional trial. In that case, we intend to conduct the additional trial and seek FDA approval of the 0.45 mg dosage strength on the basis of that trial.


Osteoporosis Prevention


           We currently are enrolling participants in our pivotal Phase III study using Enjuvia in the prevention of osteoporosis. This study is a two-year, randomized, double-blind, placebo-controlled trial of 0.3, 0.45 and 0.625 mg dosage strengths of Enjuvia in 352 hysterectomized postmenopausal women. The primary endpoint is an increase in bone mineral density. The New Drug Application filing for the osteoporosis indication for Enjuvia will rely upon this single pivotal safety and efficacy trial. We expect enrollment for the Phase III study to be completed by early 2003, although we cannot assure you that enrollment will be completed by that date.


PROJUVIA(TM)


           Projuvia will target the treatment of vasomotor symptoms and the prevention of osteoporosis in women with intact uteruses for whom there is a risk of endometrial hyperplasia associated with the use of estrogen-only hormone replacement therapy. Projuvia combines the ten essential complex estrogens in Enjuvia with a progestin that has not previously been approved by the FDA for hormone replacement therapy use.



           We are evaluating Projuvia using 0.45 and 0.625 mg dosage strengths of complex estrogens in combination with the progestin at doses designed to minimize uncontrolled bleeding and achieve uterine protection. We believe that menopausal women may require a higher dose of estrogens (0.625 mg) to control vasomotor symptoms, while most postmenopausal women may only require a lower dose of estrogens (0.45 mg) to prevent osteoporosis. These strengths of our complex estrogens are being combined with the lowest effective doses of our selected progestin. We expect this strategy, in concert with a proprietary, improved dosing regimen, should maximize the potential lipid-enhancing profile of the estrogens, reduce the incidence of breakthrough or unexpected bleeding more quickly stop menstrual-like bleeding, altogether and eliminate or reduce the negative side effects associated with current estrogen/progestin therapies. The new estrogen dosage strengths and regimen provided by Projuvia will allow physicians to precisely tailor the therapy to the changing needs of women as they move through menopause and beyond.

Regulatory Strategy


           We have completed a Phase II dose-ranging study evaluating the effects of the progestin on endometrial hyperplasia and bleeding, which assisted us in identifying the lowest effective dose of the progestin for each estrogen dosage strength. In April 2002, we initiated studies to evaluate blood levels of the product candidate after dosing to demonstrate the equivalent levels of the estrogens in Projuvia and Enjuvia at each estrogen dosage strength.



           By demonstrating that the blood levels of the estrogens are equal after dosing both products, we will be able to seek FDA approval for the same indications for Projuvia that we are seeking for Enjuvia.



           We have commenced a pivotal Phase III clinical safety and efficacy trial studying Projuvia in the prevention of endometrial hyperplasia in postmenopausal women. This pivotal study will be a one-year, randomized, double-blind, parallel-group, controlled trial of four regimens of Projuvia in 624 non-hysterectomized, postmenopausal women in the suppression of endometrial hyperplasia. During the course of this trial, we also will monitor cholesterol levels, bleeding patterns and adrenal hormone production. The New Drug Application filing will rely upon the findings of this single pivotal safety and efficacy trial, supported by the dose-ranging study already completed and the blood level studies currently underway. We will conduct additional blood level studies to support the filing.


JUVIAND(TM)


           Juviand will target the treatment of female sexual dysfunction in menopausal women. Juviand combines the ten essential complex estrogens in Enjuvia with an androgen that we expect will have a competitive safety and efficacy profile compared to the currently marketed hormone replacement therapy product, Estratest(R), which is an unapproved estrogen/testosterone combination product labeled for vasomotor symptoms but prescribed for female sexual dysfunction. We expect our androgen to avoid liver toxicity and other negative side effects associated with the use of most androgens, such as acne, male pattern baldness, an increase in facial hair and an irreversible deepening of the voice.


Regulatory Strategy


           We intend to conduct two Phase II trials. The first will be a small, single-dose, proof of concept trial with the androgen only to determine the effect of the androgen on arousal within a confined laboratory setting. The second will be a six-month, randomized, double-blind, parallel-group, placebo-controlled trial of three different estrogen/androgen regimens in 160 women. We have completed the manufacture of clinical trial materials for this second trial and it is scheduled to begin in the second quarter of 2002. This trial will evaluate the safety and efficacy of our estrogen/androgen combination as a function of dose. Two pivotal Phase III safety and efficacy trials of Juviand in treating female sexual dysfunction will be required for New Drug Application filing and product approval. We expect the Phase III trials to take approximately two years.



           In addition to the clinical development program for Juviand, we also have discussed with the FDA the safety profile of the androgen and the need to conduct pre-clinical studies. Based on these discussions, we have begun general pharmacology and mutagenicity studies and plan chronic toxicity and carcinogenicity studies to support the androgen's long-term, chronic use. Supportive clinical trials also are planned to document the absorption, distribution, metabolism and excretion of the androgen in patients.

EARLY-STAGE RESEARCH

           In an effort to expand our product pipeline, we are continuing our research in the fields of hormone discovery, characterization, and pharmacology. The foundation of our research is the discovery, identification, and characterization of new hormones with structural characteristics indicating activity at certain hormone receptors. These receptors, found in both men and women, are estrogen receptors and androgen receptors.

           Estrogen receptors are located primarily in the female reproductive system and breasts. However, they are also found in concentrations in many other body tissues, including the skin, lining of the intestines and colon, vascular walls, heart, bone and brain. Androgens also play an important role in the functioning and maintenance of the female reproductive system and reproductive cycle, as well as many other functions of the female body not directly related to sexual function. Androgen receptors are located in the cells of many tissues in a woman's body, including reproductive organs, muscle, skin, hair follicles, and bone.


           Our program has identified naturally and synthetically derived new compositions of matter whose structure indicates they are potential estrogen agonists (i.e., they activate receptors), partial estrogen agonists (also known as selective estrogen receptor modulators), or estrogen antagonists (i.e., they block receptor activity). Two of our new compounds have been shown to be highly active at estrogen receptors and are the subject of composition of matter patent applications. We are continuing to characterize a series of compounds that we believe will show activity at one or more of the sex hormone receptors due to their structural relationships. We expect to continue screening these compounds for activity and to aggressively protect these compounds through appropriate patent filings. We expect to identify other compounds with advantageous pharmacological profiles and, if we do, we will consider them for further development as product candidates.



           We also are continuing our hormone research work in animal models and human models to understand the pharmacological profiles of known hormones, alone or in combination. This research is focused on identifying therapeutic advantages associated with hormone regimens, lowest effective doses, and synergistic hormone combinations. These studies have identified three opportunities for therapeutic advantages in hormone replacement therapy. We have filed patent applications to protect these therapeutic concepts.



MARKETING AND SALES


           We have retained worldwide marketing rights for all three of our product candidates. We intend to market and sell them in the United States, initially concentrating on the women's health community. We plan to focus our marketing effort on three constituencies which we believe will be critical to the success of our products candidates:

           - high-prescribing physicians (principally gynecologists) and the allied healthcare professionals who influence prescribing;


           - patients, who are increasingly involved in treatment decisions relating to hormone replacement therapy; and


           - managed care organizations which influence physicians' prescribing behavior and patient use.


           The target audience of physicians who prescribe hormone replacement therapy is very concentrated. According to IMS Health, fewer than 25,000 physicians account for approximately 50% of hormone replacement therapy prescriptions in the United States. This concentration should allow a small sales force to have a large impact on prescribing patterns. Our physician-directed activities will concentrate on attaining a high frequency of interactions within the pool of actively prescribing physicians, rather than on reaching a wide audience. We expect to expand our target audience as we launch successive products.


           In April 2001, we hired a Vice President of Marketing and Sales who has extensive experience in managing pharmaceutical marketing organizations, and has led several successful product introductions. We also recently hired a Senior Director of Marketing with significant product management and marketing communications experience, and an Executive Sales Director with extensive experience in managing both large and small sales forces. Prior to the launch of our first product candidate, we plan to hire marketing and sales managers, primarily in the areas of trade and managed care account management and regional and divisional sales management.

           We are exploring the potential of entering into co-promotion arrangements with other pharmaceutical companies. Possible co-promotion strategies include utilizing our partner's sales force to market and sell our product candidates, with the aim of increasing our reach and/or frequency of contact, and employing our sales force to market and sell our partner's products in exchange for a share of revenues.

           In geographic markets outside the United States, we may establish relationships with marketing partners for the sale of our product candidates. As part of this strategy, we may enter into marketing and collaborative arrangements which include granting marketing rights with respect to selected products and markets.

PATENT PROTECTION, REGULATORY EXCLUSIVITY AND INTELLECTUAL PROPERTY


           We are aggressively pursuing several patents which, if issued, would provide long-term protection for our hormone replacement therapy products. In addition, we believe that each of our current product candidates, if approved by the FDA, would enjoy a three-year exclusive marketing period during which the FDA could not approve generic versions of these product candidates for the same indications. Further, we believe that there are technological barriers inherent in the replication of our products.


PATENTS AND PATENT APPLICATIONS

           Our ability to ensure long-term market exclusivity will depend on our ability to obtain patent protection in the United States and elsewhere. We have filed, and continue to file, patent applications with respect to multiple aspects of our technologies, products and processes. We believe that many of these patent applications will enhance our competitive position.

           We believe that our patent applications cover novel technologies of potential commercial significance. However, due to the extended period of time for review of patent applications in the pharmaceutical field, we cannot be certain as to when decisions regarding our patent applications will be made. Moreover, we do not know whether any pending patents will be granted to us or whether any issued patents will be sufficiently broad to provide a competitive advantage. The validity of any patent granted to us may be challenged by a competitor or a competitor may claim that its products do not infringe on our patents.

           We have filed a composition of matter patent application including, among other things, the complex estrogens that we use in our product candidates. In addition, we have filed a synthesis patent application including, among other things, the inclusion of delta(8),(9) in our complex estrogens composition. We believe that either of these patents, if issued, would prohibit generic competition and provide substantial protection against competitive products that use the same ten essential estrogens for at least 20 years from the respective filing dates of the patent applications. Many patent applications initially receive "office actions" denying the grant of a patent but later are approved based on the submission of supplemental information or arguments to the patent office on appeal. Although we have received an initial office action denying our composition of matter patent application, it is possible that this application will be allowed without an appeal. If an appeal is required, we believe our legal and scientific bases for this application are sound and that the patent will ultimately be issued through the appeal process.

           We have filed a patent application for our Projuvia dosing regimen which is designed to reduce unexpected bleeding. This patent, if issued, would prohibit any competitors from using our regimen with any estrogen or progestin combination.


           Juviand is covered under our patent applications that include the class of androgens we are using in hormone replacement therapy in postmenopausal women and that include the use of our class of androgens as a female sexual dysfunction therapy. These patents, if issued, would prohibit any competitors from using our class of androgens to treat female sexual dysfunction and from using our class of androgens in combination with estrogens for postmenopausal hormone replacement therapy.



           As of April 5, 2002, we had two United States and foreign patents. The first covers methods for dry blend compression of medicaments and expires on August 1, 2016. The second covers a method for preparing low dose pharmaceutical products and expires on July 15, 2016. While neither of these patents directly relates to our current product portfolio, we believe they will be valuable to the extent that they afford products in our research pipeline protection that may use these processes against infringing products. In addition to the two issued patents, we have 12 patent applications pending in the United States and 12 patent applications pending in foreign countries.


REGULATORY EXCLUSIVITY PERIODS


           We believe that each of our product candidates, if approved by the FDA, would enjoy a three-year exclusive marketing period during which the FDA could not approve a generic version of the product for the same indications. This exclusivity is provided under the Drug Price Competition and Patent Term Restoration Act of 1984, commonly referred to as the Waxman-Hatch Amendment, and is available to New Drug Applications for which new clinical studies were conducted or sponsored by the applicant and which were essential to approval. We believe our vasomotor trial for Enjuvia qualifies as a new clinical study eligible for exclusivity under the Waxman-Hatch Amendment. In addition, upon the completion of our osteoporosis trial and approval of our application for the addition of the prevention of osteoporosis claim to Enjuvia's labeling, we believe an additional three-year exclusive marketing period would be granted for that indication. We also believe our Phase III clinical trial of Projuvia in the prevention of endometrial hyperplasia in postmenopausal women will qualify as a new clinical study for purposes of the Waxman-Hatch Amendment. If the trial does so qualify and if Projuvia is approved by the FDA, then it will enjoy a three-year exclusive marketing period during which the FDA could not approve a generic version of Projuvia for any indication. If approved by the FDA, our Juviand product candidate also would enjoy a three-year exclusive marketing period for the female sexual dysfunction indication based on our clinical trials for that product candidate.


TECHNOLOGICAL SOPHISTICATION

           Our product candidates contain a complex combination of ten essential estrogens, either alone or combined with a progestin or an androgen. All our product candidates utilize a sophisticated drug delivery system providing a sustained release of their component parts. This system stabilizes the inherently unstable complex hormonal blends. We believe few companies, if any, currently have the ability to independently source and replicate our product candidates. Our ability to develop, manufacture, and control our product candidates is based on hormone technology platforms developed over a period of years which include proprietary capabilities in the identification, characterization, control, and manufacturing of hormones.

           Even if our pending patents do not issue, a competitor could not utilize the streamlined FDA approval process for generics afforded under the Waxman-Hatch Amendment unless it could establish that its generic versions were "bioequivalent" to our product candidates. A drug is bioequivalent to another drug if it possesses the same active ingredients, and approximately the same amount of each active ingredient remains in the body for approximately the same time and disperses in the body at approximately the same rate. For example, a competitor's generic version of Enjuvia would have to contain each of the ten complex estrogens present in Enjuvia, including delta(8),(9), and each estrogen would have to be as effectively absorbed into, and metabolized by, the body at the same rate and to the same extent. We do not believe that a competitor could easily produce a bioequivalent generic version of Enjuvia, or any of our other product candidates, in the near future.

OTHER PROPRIETARY RIGHTS

           Some elements of our pharmaceutical composition, formulation, delivery, processes or methods of manufacturing involve unpatented, proprietary technology, processes, know-how or data. With respect to proprietary technology, know-how and data that are not patentable or potentially patentable, or processes other than production processes for which patents are difficult to enforce, we rely on trade secret protection and confidentiality agreements with our employees, consultants and contractors. To maintain the confidentiality of trade secrets and proprietary information, we maintain a policy of requiring employees, scientific advisors, consultants and collaborators to execute confidentiality and invention assignment agreements upon commencement of a relationship with us. These agreements are designed both to enable us to protect our proprietary information by controlling the disclosure and use of technology to which we have rights, and to provide for our ownership of proprietary technology that we develop. However, we cannot assure you that these agreements will provide meaningful protection for our trade secrets in the event of unauthorized use or disclosure of such information. We also have several United States and foreign trademark and service mark applications pending for registrations of our name, logo, tag lines and product names.

MANUFACTURING AND SUPPLY ARRANGEMENTS

           Our manufacturing strategy is designed to achieve the following goals:

           -          Support clinical supply needs on a timely basis;

           - Provide uninterrupted supply of commercial products to the marketplace;


           - Produce products that meet current Good Manufacturing Practices requirements in a cost-effective manner; and


           -          Protect our intellectual property.


           Initially, we plan to use third-party contractors to source key raw materials and manufacture and package our commercial products. The FDA must issue marketing clearance and deem a manufacturer acceptable under current Good Manufacturing Practices regulations before production of bulk proprietary or finished pharmaceuticals for commercial sale may begin. Accordingly, we intend to engage only those third-party contract manufacturers that have consistently shown the ability to satisfy these requirements.


MANUFACTURING



           aaiPharma and Pharmaceutics International have manufactured small quantities of our product candidates for clinical and FDA registration purposes. Our Enjuvia New Drug Application was filed designating aaiPharma and Pharmaceutics International as the manufacturers qualified to produce that product candidate. Both satisfy the current Good Manufacturing Practices requirements as well as our capacity and cost of manufacturing requirements. We intend to use several contract-packaging suppliers to support our packaging needs for both commercial and promotional products. We will seek to maintain quality control over manufacturing through ongoing inspections, rigorous review, control over documented operating procedures and thorough analytical testing. We believe that our current strategy of outsourcing manufacturing is a cost-effective measure that will enable us to avoid the fixed costs of plant, equipment and manufacturing staffs and conserve our resources. We will continue to evaluate our manufacturing requirements and may establish or acquire our own facilities to manufacture our products for clinical trials or commercial distribution if we determine that doing so would reduce costs or improve control and flexibility of product supply. Because our hormone replacement therapy production process uses conventional equipment, we believe that we may have the opportunity to acquire existing, high quality production facilities with sufficient capacity at a significantly lower cost than building such facilities.


ESTROGEN SUPPLY ARRANGEMENTS


           We have agreements in place with suppliers to provide our complex estrogens drug substance, which we use to produce tablets for the product candidates in our hormone replacement therapy product portfolio. In particular, we have an agreement with Berlichem and Berlex to provide the delta(8),(9) dehydroestrone that is synthesized into delta(8),(9) dehydroestrone sulfate by Organics/LaGrange for inclusion in our complex estrogens mixture. Throughout this prospectus, we use delta(8),(9) to refer to delta(8),(9) dehydroestrone sulfate.



           Berlichem/Berlex. We have a supply agreement with Berlichem and Berlex, affiliates of Schering AG, to supply our requirements of delta(8),(9) dehydroestrone. Under this agreement, Berlex is prohibited from supplying delta(8),(9) dehydroestrone to any purchaser in the United States for inclusion in the manufacture of an hormone replacement therapy product (other than our products), but may use the compound in products for sale in the United States only by Berlex or its affiliates. If Berlex decides to market an oral, synthetic estrogens product for the hormone replacement therapy market in the United States, our agreement with Berlex provides that Berlex cannot file an Abbreviated New Drug Application referencing any of our New Drug Applications until three years after our New Drug Application is initially approved by the FDA. Berlex's limited exclusivity obligations terminate on December 31, 2010, but thereafter renew automatically for periods of two years unless Berlex provides written notice of non-renewal to us at least six months prior to December 31, 2007 or six months prior to the end of any of the two-year renewal periods. Berlex's limited exclusivity obligations would terminate before December 31, 2010 upon the occurrence of any of the following events:



           - The FDA does not accept a New Drug Application filing for an oral synthetic estrogens product for any indication by December 31, 2003;


           - We do not satisfy certain delta(8),(9) dehydroestrone minimum annual purchase requirements beginning in 2006; or

- The agreement is terminated with cause prior to December 31, 2006 or without cause after such date.


      Under the agreement, Berlex has an option to acquire co-promotion rights for Enjuvia in the United States. If Berlex exercises the option and we and Berlex are able to negotiate a definitive co-promotion agreement, then, among other things, we and Berlex will share in the profits resulting from the sale of Enjuvia and Berlex will be prohibited from selling delta(8),(9) dehydroestrone, or any product containing delta(8),(9) dehydroestrone, to any person in the United States for use in an hormone replacement therapy product for the duration of the agreement. If Berlex exercises the option and we and Berlex are unable to negotiate a definitive co-promotion agreement, then we will be prohibited from granting co-promotion rights for Enjuvia to a third party on more favorable terms than those offered to Berlex. If Berlex does not exercise the option, the limited exclusivity provisions will remain unchanged.


      Organics/LaGrange. We also have a supply and manufacturing agreement with Organics/LaGrange, Inc. under which Organics supplies and manufactures our requirements of complex estrogens products containing delta(8),(9). Under the agreement, Organics is prohibited from preparing for, or selling to, a third party (other than Berlex) any complex estrogens product containing delta(8),(9), as long as, among other things, we satisfy a minimum annual purchase or fee requirement through 2007. If we fail to comply with this or other requirements, Organics may sell or transfer complex estrogens products containing delta(8),(9) to any other party for any use and without affecting its remaining obligations under the agreement. With certain limited exceptions, the agreement terminates no earlier than November 1, 2010.

PROGESTIN AND ANDROGEN SUPPLY ARRANGEMENTS

      The progestin we are using in Projuvia is available from several different sources. We have evaluated material from more than one source, and have confirmed suitability of use in our product candidate. We believe our current arrangements with suppliers for this product candidate are sufficient to cover our needs for the foreseeable future. We have agreements in place for the supply of the androgen we use, which is available from a limited number of suppliers. The androgen we are using is a potent compound, and is used in low doses. Our agreements cover a sufficient supply of this material for all our clinical work and foreseeable commercial needs.

      We believe that the foregoing supply arrangements, in addition to arrangements we have with other suppliers, provide us with access, on competitive terms, to the raw materials we need to manufacture our product candidates. Moreover, we believe that our dependence on each supply arrangement is reduced by the existence of one or more other suppliers of the raw materials we require, and our current inventory of raw materials.

COMPETITION


      The pharmaceutical industry is highly competitive with a number of established, large companies, as well as smaller emerging companies, whose activities are directly focused on our target markets and areas of expertise. Many of our competitors possess greater financial, managerial and technical resources and have established reputations for successfully developing and marketing drugs, all of which put us at a competitive disadvantage. We face, and will continue to face, competition in the discovery, in-licensing, development and commercialization of hormone replacement therapy products, which could severely impact our ability to generate revenue or achieve significant market acceptance of our product candidates. Furthermore, the development of other drug technologies occur at a rapid pace in the pharmaceutical industry. These developments may render our product candidates or technologies obsolete or noncompetitive.

      Our first product candidate, Enjuvia, if approved by the FDA, would face competition from the dominant market leader, Premarin(R). We expect that all our product candidates, if approved by the FDA, would compete with existing therapies for our targeted indications, as well as new drugs, therapies, drug delivery systems or technological approaches that may be developed to treat our targeted indications. Any of these drugs, therapies or systems may receive government approval or gain market acceptance more rapidly than our product candidates or may offer therapeutic or cost advantages.


      We believe that pharmaceutical, drug delivery and biotechnology companies, as well as others, are seeking to develop therapies for our targeted indications. For all our targeted indications, competitors have already commercialized, or are in advanced stages of development of, alternative therapies. Our direct competitors include Wyeth (Premarin(R) family of products), Novartis (Vivelle(R)), Pharmacia (Activella(R)), Berlex (Climara(R)), Solvay (Estratest(R)), Monarch Pharmaceuticals (Menest(R), Ortho Prefest(R)), Warner Chilcott (Estrace(R)), Barr Laboratories, Inc. (Cenestin(R)) and Procter & Gamble (estradiol-testosterone patch). These competitors may succeed in developing pharmaceutical products that are more effective or less costly than any we may develop or market.


      Our competitive position also depends on our ability to attract and retain qualified scientific and other personnel, develop effective proprietary products, implement development and marketing plans, obtain patent protection and secure adequate capital resources.

GOVERNMENT REGULATION


      The pharmaceutical products, or pharmaceuticals, that we are developing and intend to have manufactured by third parties are subject to rigorous domestic regulatory requirements designed to ensure the safety, effectiveness, quality and integrity of pharmaceuticals, primarily under the Food Drug and Cosmetic Act. Some of our products, because they contain an anabolic steroid, also will be subject to regulation by the U.S. Drug Enforcement Administration, under the Controlled Substances Act, relating to requirements for and restrictions on the manufacture, sale, and distribution of drugs with a potential for abuse. Our development efforts performed outside the United States and pharmaceuticals intended to be sold outside the United States are also subject to additional regulatory requirements and government agencies.



      United States laws and regulations apply to all phases of the development, manufacturing, testing, promotion and distribution of pharmaceuticals, including with respect to our personnel, record keeping, facilities, equipment, control of materials, processes, laboratories, packaging, labeling, storage, and advertising. In particular, our manufacturing operations, and those of our contractors, are subject to the FDA's current Good Manufacturing Practices regulations which are administered by the FDA in accordance with current industry standards.



      All our pharmaceuticals must be manufactured in conformity with the FDA's current Good Manufacturing Practices regulations, and pharmaceuticals subject to an approved FDA application must be manufactured, processed, packaged, held and labeled in accordance with information contained in the application. Additionally, modifications, enhancements, or changes in manufacturing sites of, or the manufacturing procedures for, approved pharmaceuticals are in many circumstances subject to FDA inspections and prior approval that we may not be able to obtain and that may be subject to a lengthy application process. Our facilities, including the facilities of third-party manufacturers of our product candidates, are periodically subject to inspection by the FDA and other governmental agencies, and operations at these facilities could be interrupted or halted for lengthy periods of time if such inspections prove unsatisfactory.

      Failure to comply with FDA, Drug Enforcement Administration, or other governmental regulations can result in fines, unanticipated compliance expenditures, recall or seizure of products, total or partial suspension of production or distribution, suspension of the FDA's review of our drug approval applications, termination of ongoing research, disqualification of data for submission to regulatory authorities, enforcement actions, injunctions and criminal prosecution. Under certain circumstances, the FDA also has the authority to revoke previously granted drug approvals. Although we intend to institute internal compliance programs, if these programs do not meet regulatory agency standards or if compliance is deemed deficient in any significant way, it could have a material adverse effect on us.


      In connection with our products to be sold outside the United States, we are also subject to foreign regulatory requirements governing the testing, approval, manufacture, labeling, marketing and sale of pharmaceutical products, which requirements vary from country to country. Whether or not FDA approval has been obtained for a product, approval by comparable regulatory authorities of foreign countries must be obtained prior to marketing the product in those countries. The approval process may be more or less rigorous from country to country, and the time required for approval may be longer or shorter than that required in the United States. No assurance can be given that clinical studies conducted outside of any country will be accepted by that particular country, and the approval of a pharmaceutical product in one country does not assure that the product will be approved in another country. In addition, regulatory agency approval of pricing is required in many countries and may be required for the marketing in those countries of any drug that we develop.


      Of particular importance to our proposed product candidates is the process mandated by the FDA under the new drug approval provisions of the Food Drug and Cosmetic Act to enable pharmaceuticals to be marketed in the United States. This process generally involves the following:


      -     pre-clinical laboratory and animal tests;


      - submission to the FDA of an Investigational New Drug Application, which must become effective before certain clinical trials may begin;


      - adequate and well controlled clinical trials to establish the safety and efficacy of the proposed pharmaceutical for its use;


      -     submission to the FDA of a New Drug Application; and



      -     FDA review and approval of the New Drug Application.



Pre-clinical tests include laboratory evaluation of the pharmaceutical product, its chemistry, formulation and stability, as well as animal studies to assess its potential safety and efficacy. The results of the pre-clinical tests, together with manufacturing information and analytical data, are submitted by the applicant to the FDA as part of an Investigational New Drug Application. The Investigational New Drug Application must become effective before human clinical trials may begin. The Investigational New Drug Application automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30-day time period, raises concerns or questions about the conduct of the trials as outlined in the Investigational New Drug Application and imposes a clinical hold.



      Clinical trials involve the administration of the pharmaceutical to human subjects under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be used to evaluate the trial results. Each protocol must be submitted to the FDA as part of the Investigational New Drug Application. Further, each clinical study must be conducted under the auspices of an independent institutional review board, usually at the institution where the study will be conducted. The institutional review board considers, among other things, ethical factors, the safety of human subjects, the adequacy of the informed consent form, and the possible liability of the institution.

      Human clinical trials are typically conducted in three sequential phases which may overlap:

Phase I Refers typically to closely monitored clinical trials and includes the initial introduction of the pharmaceutical into human patients or normal volunteer subjects. Phase I clinical trials are designed to determine the metabolism and pharmacologic actions of the pharmaceutical in humans, the side effects associated with increasing dosage and, if possible, to gain early evidence on effectiveness. The total number of subjects and patients included in Phase I clinical trials varies, but is generally in the range of 20 to 80 people.

Phase II Refers to controlled clinical trials conducted to evaluate the effectiveness of the pharmaceutical for a particular indication or indications in patients with a disease or condition under study and to determine the common short-term side effects and risks associated with the pharmaceutical. These clinical trials are typically well controlled, closely monitored and conducted in a relatively small number of patients, usually involving no more than several hundred subjects.

Phase III   Refers to expanded controlled and uncontrolled clinical trials.
            These clinical trials are performed after preliminary evidence suggesting effectiveness of the pharmaceutical has been obtained.
            They are intended to gather additional information about the effectiveness and safety that is needed to evaluate the overall benefit-risk relationship of the pharmaceutical and to provide an adequate basis for physician labeling containing adequate information for use of the pharmaceutical in treating patients.
            Phase III trials usually include from several hundred to several thousand subjects.


The FDA reviews the progress of each of the three phases of clinical trials that are conducted pursuant to an Investigational New Drug Application. The FDA may, at its discretion, reevaluate, alter, suspend or terminate the testing based upon the data accumulated to that point and the FDA's assessment of the risk/benefit ratio to the subjects.



      Once Phase III trials are completed, an applicant submits the results of the pre-clinical studies and clinical trials to the FDA in the form of a New Drug Application for approval to commence commercial sales. Before approving a drug, the FDA also requires that manufacturing and related procedures and operations conform to the current Good Manufacturing Practices regulations. In response to the New Drug Application, the FDA may grant marketing approval, request additional information or deny the application if the FDA determines that the application does not meet regulatory approval criteria.



      The FDA also permits an applicant to submit New Drug Applications that rely on the FDA's approval of another company's pharmaceutical, or on safety and efficacy studies that the applicant has not conducted and to which the applicant has not obtained a right of reference, such as published scientific studies. These 505(b)(2) applications may, in certain cases, permit the applicant to meet New Drug Application approval requirements with less original scientific data than would normally be required, thus allowing the applicant to begin drug development in a later phase, or to reduce the time and expense involved in any particular phase, for any new products the applicant chooses to develop.


      As a condition to initial FDA approval for the marketing of a pharmaceutical, further studies, including so-called Phase IV post-approval studies, may be required to provide additional data on safety or effectiveness. Also, the FDA requires post-approval reporting to monitor the adverse effects of the pharmaceutical. Results of post-approval programs may limit or expand the further marketing of the pharmaceutical. Further, if there are any modifications to the pharmaceutical, including changes in indication, manufacturing process or manufacturing facility, an application seeking approval of the modifications must be submitted to the FDA or other regulatory authority before the change is implemented. Additionally, the FDA regulates post-approval promotional labeling and advertising activities to assure that such activities are being conducted in conformity with statutory and regulatory requirements. Moreover, we must follow the current Good Manufacturing Practices regulations at all times during the manufacture of our products. To help ensure compliance with these regulations, we must continue to spend time, money and effort in the areas of production and quality control. If the FDA believes a company is not in compliance with current Good Manufacturing Practices, sanctions may be imposed upon that company including:


      - Withholding new drug approvals as well as approvals for supplemental changes to existing approvals;

      -     Preventing the company from exporting its products; and

      - Classifying the company as an unacceptable supplier and thereby disqualifying the company from selling products to federal agencies.

      The testing and approval process requires substantial time, effort and financial resources. We cannot be certain that we will successfully complete Phase I, Phase II or Phase III testing of our product candidates within any specific time period, if at all. Furthermore, we, the FDA or an institutional review board may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.

      We are also subject to numerous other federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control, and disposal of hazardous or potentially hazardous substances. We may incur significant costs to comply with such laws and regulations now or in the future. In addition, we cannot predict what adverse governmental regulations may arise from future United States or foreign governmental action.

EMPLOYEES

      As of May 1, 2002, we had 29 full-time employees, 11 of which were in research and development and 18 of which were in marketing and sales and general and administrative roles. Of our 29 full-time employees, eight hold either a Ph.D. or a masters degree. None of our employees is represented by a collective bargaining unit, and we have never experienced a work stoppage. We believe our relations with our employees are good.

FACILITIES

      Our headquarters are located in Wilmington, North Carolina, where we currently lease approximately 10,600 square feet under a lease that expires in September 2005. Our marketing and sales team is located in Parsippany, New Jersey, where we currently sublease approximately 4,500 square feet under a sublease that expires in March 2004.

OUR MEDICAL ADVISORY BOARD

      We have established a Medical Advisory Board, consisting of individuals with recognized expertise in fields relating to menopause. The members of our Medical Advisory Board typically meet with us three to four times per year, formally and informally, to review our clinical progress, to identify potential applications of our technologies and processes and to advise us concerning long-term product planning, research and development. Several of the members of our Medical Advisory Board are employed by academic institutions and may have commitments to or agreements with other entities that may limit their availability to us. Members also may serve as consultants to other pharmaceutical companies. Certain members of our Medical Advisory Board are associated with institutions which conduct our clinical trials and such institutions are compensated by us for performing such services. In addition, all but one member of our Medical Advisory Board hold stock options in our company. The members of our Medical Advisory Board have agreed to maintain the confidentiality of all proprietary information we disclose to them, and each member has executed a confidentiality and assignment of inventions agreement with us. At present, the following persons compose our Medical Advisory Board:

      Wulf Utian, M.D., Ph.D., has served as Chairman of our Medical Advisory Board since its beginning in November 1999. Dr. Utian is a Professor Emeritus at Case Western. He has served on the faculty of Case Western for more than 20 years, and through 1999, served as the Arthur H. Bill Professor in Obstetrics and Gynecology, the Chairman of the Department of Reproductive Biology, Director of the Department of Obstetrics and Gynecology at the University Hospitals of Cleveland, President of University Ob/Gyn Specialties, Inc., and Director of the Cleveland Menopause Clinic. He founded, and currently is the Executive Director of, the North American Menopause Society, and is the President of Rapid Medical Research, Inc., a site management organization engaged in clinical trials. He is an internationally recognized expert in menopause with more than 140 research publications and eight books to his credit.

      Julia R. Heiman, Ph.D., has served on our Medical Advisory Board since October 2000. She has served on the faculty of the University of Washington, Seattle for over 15 years where she is currently a Professor in the Department of Psychiatry and Behavioral Sciences and an Adjunct Professor in the Department of Psychology. Since 1992, she has served as Associate Director for Psychotherapy Programs at the University of Washington Outpatient Psychiatry Center and as Special Reviewer for the National Institute of Health. She has served as an Expert Panel Member on Female Sexual Dysfunction for Pfizer, Inc., on the Advisory Panel on Female Sexual Dysfunction for Lilly-ICOS and on numerous other national and international committees.

      J. Christopher Gallagher, M.D., has served on our Medical Advisory Board since May 2000. He has served on the faculty of the Creighton University School of Medicine for over 23 years where he has been a Professor of Medicine in the Endocrinology Department since 1985. He is a member of the American Federation of Clinical Research, the Endocrine Society, the North American Bone and Mineral Society and the North American Menopause Society.

      Philip M. Sarrel, M.D., has served on our Medical Advisory Board since October 2001. He has been a Professor of Obstetrics, Gynecology and Psychiatry at Yale University School of Medicine since 1989. He has been an attending physician, OB/GYN at Yale-New Haven Hospital in New Haven, Connecticut since 1966 and at Waterbury Hospital in Waterbury, Connecticut since 1984. He has been a Director of the Waterbury Menopause Program since 1984.

      Regine Sitruk-Ware, Ph.D., has served on our Medical Advisory Board since March 2000. For the past two years, she has been an Adjunct Professor at Rockefeller University in New York, New

York and the Executive Director of Contraceptive Development for the Population Council in New York, New York. From 1997 to 2000, Dr. Sitruk-Ware was Head of Medicine, Research and Development at Exelgyn in Paris, France and from 1995 to 2000, she was a Senior Consultant of Reproductive Endocrinology at St. Antoine Hospital in Paris, France. For over 15 years, she was President of the Association for Contraceptive Research in Paris, France. Dr. Sitruk-Ware is also the Founding and Executive Committee Member of the International Menopause Society.

LEGAL PROCEEDINGS

      We are unaware of any claims or actions currently pending against us.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      The following table sets forth information regarding our executive officers and directors as of May 1, 2002.


NAME                          AGE                     POSITION
----                          ---                     --------
R. Forrest Waldon, Esq...      40    Chairman of the Board, President and Chief
                                     Executive Officer

Thomas W. Leonard, Ph.D..      49    Vice President and Chief Science Officer

Stephen F. Rizzo.........      49    Vice President, Chief Financial Officer
                                     and Assistant Secretary

Christopher Smith........      51    Vice President, Regulatory Affairs and
                                     Quality Assurance

Kathleen M. Milligan.....      45    Vice President, Marketing and Sales

Richard F. Moldin........      54    Vice President, Manufacturing and Business
                                     Development

Parris J. Sanz, Esq......      33    General Counsel and Secretary

Ansbert K. Gadicke, M.D..      44    Director

Daniel Janney............      36    Director

Garry E. Menzel, Ph.D....      37    Director

Thomas C. Nelson.........      39    Director

David M. Stack...........      51    Director


      R. Forrest Waldon, Esq. has served as our Chairman of the Board since February 2000 and as our President and Chief Executive Officer since March 1999. Before joining Endeavor, Mr. Waldon held several management positions at aaiPharma, a specialty pharmaceutical company. At aaiPharma, Mr. Waldon served as Executive Vice President from May 1997 through 1998, General Counsel and Secretary from 1989 through 1998, and Vice President from 1993 through 1997. Prior to his employment with aaiPharma, Mr. Waldon practiced law with Thrasher & Whitley, P.C. in Atlanta, Georgia. Mr. Waldon received his B.S. from the University of North Carolina at Chapel Hill, Phi Beta Kappa, where he also received his J.D.

      Thomas W. Leonard, Ph.D. has served as our Vice President and Chief Science Officer since March 1999. Before joining Endeavor, Dr. Leonard held several management positions with aaiPharma, including serving as Senior Director of Research and Development from 1998 to 1999, Senior Director of Product Development from 1997 to 1998, and Director of Formulation Development from 1994 to 1997. Prior to his tenure with aaiPharma, Dr. Leonard held various positions in development at Wyeth, formerly Wyeth-Ayerst, including Associate Director of Liquid Formulation and Parenteral Development and

Section Head of Biopharmacy and Experimental Formulations. Dr. Leonard holds 14 patents in the area of novel drug delivery. He received his Ph.D. from the Medical College of Virginia, Virginia Commonwealth University and his B.S. in Pharmacy from the University of South Carolina.

      Stephen F. Rizzo has served as our Vice President, Chief Financial Officer, and Assistant Secretary since March 1999. He previously held the position of Vice President and Controller for aaiPharma from 1996 to 1998. Prior to joining aaiPharma Mr. Rizzo held financial management positions with Federal Paper Board Company from 1990 to 1996 and with International Paper from 1984 to 1990. Mr. Rizzo also worked as a certified public accountant with Touche Ross & Co., a predecessor of Deloitte & Touche LLP, from 1979 to 1984. Mr. Rizzo received his B.B.A. from Hofstra University.

      Christopher Smith has served as our Vice President, Regulatory Affairs and Quality Assurance since December 2000. Mr. Smith has more than 25 years of experience in the pharmaceutical industry. Prior to joining Endeavor, Mr. Smith was Vice President of Regulatory Affairs and Quality Assurance Worldwide at aaiPharma. He joined aaiPharma in 1992 after five years as Associate Director of Regulatory Affairs in Abbott Laboratories' Pharmaceutical Products Division. Mr. Smith began his regulatory career as an Investigator with the FDA and spent more than 11 years with the FDA holding positions including Assistant Director of Congressional Operations and Deputy Associate Commissioner for Public Affairs. Mr. Smith received his B.A. from Oakland University and his M.S. from Wayne State University.

      Kathleen M. Milligan has served as our Vice President, Marketing and Sales since May 2001. Ms. Milligan served as Executive Director, Strategy and Planning for the Primary Care Products division of Roche Laboratories, Inc. from 1999 to 2001. Prior to joining Roche, Ms. Milligan was Vice President of Marketing for Solvay Pharmaceuticals from 1995 to 1999. Ms. Milligan's tenure at Solvay was preceded by almost 15 years at Bristol-Myers Squibb in marketing, marketing research and sales. Ms. Milligan received her B.A. from Bryn Mawr College.

      Richard F. Moldin has served as our Vice President, Manufacturing and Business Development since February 2002. Mr. Moldin has more than 30 years experience within the pharmaceutical industry. Mr. Moldin served as President and Chief Operating Officer for Mylan Laboratories, a specialty pharmaceutical company, from 2000 to 2001. From 1995 to 2000, he was President and Chief Executive Officer of Faulding Inc., a generic pharmaceutical company. Mr. Moldin also held a number of senior positions with Burroughs Wellcome, a pharmaceutical company, from 1971 to 1995. Mr. Moldin received his B.S. and M.S. in Chemistry as well as his M.B.A. from East Carolina University.

      Parris J. Sanz, Esq. became our General Counsel and Secretary in March 2002. Prior to joining us, Mr. Sanz practiced law in the Corporate Finance Practice Group of Paul, Hastings, Janofsky & Walker LLP in San Francisco, California from 2000 to 2002. Before joining Paul Hastings, Mr. Sanz was a consultant with PricewaterhouseCoopers in San Francisco, California from 1998 to 2000, and practiced law with Latham & Watkins in Los Angeles, California from 1993 to 1997. Mr. Sanz received his A.B. from the University of California, Berkeley, magna cum laude and Phi Beta Kappa, and his J.D. from Harvard Law School.

      Ansbert K. Gadicke, M.D. has been a member of our board of directors since 2000. Dr. Gadicke is President and Chairman of the MPM Group, a management consulting firm which he founded in 1992 assisting the food service, retail and hospitality industries. Dr. Gadicke is also a General Partner of the MPM Capital, L.P., a private investment partnership. Dr. Gadicke was formerly employed by The Boston Consulting Group where he worked with the senior management of pharmaceutical, biotechnology and health insurance companies in the areas of business strategy, product development, marketing, company valuation and acquisitions. Dr. Gadicke received an M.D. from J.W. Goethe University in Frankfurt,

Germany. He subsequently held research positions at the Whitehead Institute at M.I.T., Harvard University, and the German Cancer Research Center. He is a member of the Advisory Councils for Harvard Medical School, the Human Science and Technology Program of Harvard University and M.I.T., as well as the Whitehead Institute at M.I.T.

      Daniel S. Janney has been a member of our board of directors since 2000. Mr. Janney currently serves as a Managing Director at Alta Partners, an investment adviser to several limited partnerships, where he has been since 1996. Prior to joining Alta Partners, Mr. Janney was a Vice President of Montgomery Securities' healthcare and biotechnology investment banking group. Previously, Mr. Janney was an Associate at Bankers Trust Company in the leveraged buyout/private equity group. Mr. Janney sits on the board of directors of several companies including Dynavax Technologies, Endonetics, CornerHardware.com, and LJL BioSystems. He holds a B.A. from Georgetown University and an M.B.A. from the Anderson School at the University of California, Los Angeles.

      Garry E. Menzel, Ph.D. has been a member of our board of directors since 2001. Dr. Menzel is a Senior Vice President and Head of Global Biotechnology Investment Banking at Goldman Sachs, which he joined in 1994. Previously, he was a consultant with Bain & Company. Dr. Menzel earned a BSc with honors in Biochemistry from Imperial College, a Ph.D. in Molecular Biology from the University of Cambridge, and an M.B.A. from the Stanford Graduate School of Business. He is an Associate of the Royal College of Science.


      Thomas C. Nelson has been a member of our board of directors since 1994. Mr. Nelson also serves as President and Chief Executive Officer of the National Gypsum Company, the nation's second largest wallboard manufacturer, positions he has held since 1999. From 1996 to 1999, Mr. Nelson served as Chief Financial Officer and Executive Vice President of the National Gypsum Company. Since 1988, he has been a General Partner of the Wakefield Group, a Charlotte, North Carolina based venture capital firm. Prior to forming the Wakefield Group, Mr. Nelson worked in the High Technology Group at Morgan Stanley & Co. in New York and San Francisco. Selected as a White House Fellow, Mr. Nelson has also served as Assistant to the Secretary of Defense for Special Projects from 1992 to 1993. Mr. Nelson received a B.S. from Stanford University and an M.B.A. from the Harvard Graduate School of Business Administration.


      David M. Stack became a member of our board of directors in April 2002. Mr. Stack currently serves as the President, Chief Executive Officer, and a Director of The Medicines Company, a specialty pharmaceutical company. Mr. Stack also currently serves on the board of directors of Bio-Imaging Technologies, Inc., a pharmaceutical contract service organization. From 2000 to 2001, Mr. Stack served as President and General Partner of Stack Pharmaceuticals, Inc. From 1995 to 1999, Mr. Stack served as the President and General Manager of Innovex Inc., a commercial solutions company offering marketing, sales, and clinical research capabilities to pharmaceutical and biotechnology customers. From 1993 to 1995, he was the Vice President of Business Development and Marketing for Immunomedics, Inc., a specialty biopharmaceutical company. From 1992 to 1993, he was the Director of Business Development and Planning for Infections Disease, Oncology, and Virology of Roche Laboratories. Mr. Stack is a graduate of Siena College where he received a B.S. in Biology and Albany College of Pharmacy where he received a B.S. in Pharmacy.

EXECUTIVE OFFICERS

      Each executive officer serves at the discretion of the board of directors and holds office until his successor is elected and qualified or until his earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

BOARD COMPOSITION


      Our board of directors currently consists of six directors. All of our current directors serve on our board of directors pursuant to the terms of our securityholders' agreement which will terminate with respect to such board seats upon the closing of this offering. Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a three-year term. Messrs. Gadicke, Janney and Menzel will serve in the class whose term expires in 2003, Messrs. Nelson and Stack will serve in the class whose term expires in 2004, and Mr. Waldon will serve in the class whose term expires in 2005. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the directors of the same class whose terms are then expiring.


BOARD COMMITTEES

      Our board of directors has established an audit committee and a
compensation committee. The audit committee, consisting of Messrs.    , and    ,
reviews our internal accounting procedures and consults with and reviews the services provided by our independent accountants. The compensation committee, consisting of Messrs. Gadicke, Janney and Menzel, reviews and determines the compensation and benefits of all of our officers, establishes and reviews general policies relating to the compensation and benefits of all of our employees, and administers our 1999 Stock Option Plan, 2002 Stock Incentive Plan, 2000 Warrant Plan for Consultants and our Stock Option Plan for Employees and Consultants.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      Prior to establishing the compensation committee, the board of directors as a whole performed the functions delegated to the compensation committee. No member of our current compensation committee serves or has ever served as one of our officers or employees. None of our executive officers serves or has ever served as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

DIRECTOR COMPENSATION

      Our directors currently do not receive any cash compensation from us for their services as members of the board of directors. We reimburse our directors for out-of-pocket expenses in connection with attendance at board and committee meetings. All of our directors, including non-employee directors, are eligible to participate in our stock incentive plans. In April 2002 we issued to David Stack, one of our directors, options to purchase 3,500 shares of our common stock with an exercise price of $2.50 per share.

EXECUTIVE COMPENSATION

      The following table sets forth a summary of the compensation paid during the fiscal year ended December 31, 2001 to our Chief Executive Officer and to all of our other executive officers whose salary and bonus exceeded $100,000. We refer to these persons as the named executive officers. Unless noted otherwise, the number of shares of common stock and the number of shares of common stock underlying and exercise prices for all the options and warrants referred to herein under "Executive Compensation," "Stock Option Grants," "Stock Plans," "Warrant Plans," and "Description of Capital Stock" will be proportionately adjusted upon the closing of the offering to reflect the for stock split to occur upon the filing of the restated certificate of incorporation and the closing of this offering.

                           SUMMARY COMPENSATION TABLE

                                    ANNUAL COMPENSATION    LONG-TERM
                                    -------------------   COMPENSATION
                                                           ----------
                                                           SECURITIES
                                                           UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION  YEAR    SALARY       BONUS      OPTIONS    COMPENSATION (1)
---------------------------  ----    ------       -----      -------    ----------------
R. Forrest Waldon (2)....    2001   $240,250          --          --        $5,208
  Chairman, President and    2000    228,462          --      76,261           108
  CEO                        1999    136,058          --      67,776            65

Thomas W. Leonard (3)....    2001   $180,250          --          --        $5,208
  Vice President and Chief   2000    165,538          --      38,130           180
  Science Officer            1999     86,800          --      33,888           106

Stephen F. Rizzo(4)......    2001   $110,250          --          --        $3,416
  Vice President, Chief      2000    102,308          --      38,130            94
  Financial Officer and      1999     58,038          --      33,888         1,803
  Assistant Secretary

Christopher Smith (5)....    2001   $160,250          --          --        $5,084
  Vice President,            2000     16,615          --      18,000            24
  Regulatory Affairs
  and Quality Assurance

Kathleen M. Milligan (6).    2001   $141,654     $15,000      40,000        $4,811
  Vice President,
  Marketing & Sales

----------
(1) Represents the cost of group life insurance coverage in excess of $50,000 unless indicated otherwise below.

(2) Mr. Waldon's 2001 other compensation includes a company contribution to the 401(k) Plan of $5,100 and excess group life coverage of $108.

(3) Mr. Leonard's 2001 other compensation includes a company contribution to the 401(k) Plan of $5,100 and excess group life coverage of $108.


(4) Mr. Rizzo's other compensation includes company contributions to the 401(k) Plan of $3,308 in 2001 and $1,743 in 1999 and excess group life coverage of $108 in 2001 and $60 in 1999.


(5) Mr. Smith's 2001 other compensation includes a company contribution to the 401(k) Plan of $4,808 and excess group life coverage of $276.

(6) Ms. Milligan's 2001 other compensation includes a company contribution to the 401(k) Plan of $4,700 and excess group life coverage of $111.


STOCK OPTION GRANTS

      The following table contains summary information regarding stock option grants made during the year ended December 31, 2001 by us to the named executive officers. We granted these options at an exercise price equal to $2.50 on the date of grant as determined by the compensation committee of our board of directors. The options granted to Ms. Milligan vest ratably over three years on the yearly anniversary of the date of grant.

      We calculated the potential realizable value of options in the table assuming our initial public offering price appreciates at the indicated rate for the entire term of the option and that the option holder exercises his option on the last day of its term at the appreciated price. All options listed have a term of ten years. We assumed stock price appreciation of 5% and 10% pursuant to the rules of the Securities and Exchange Commission. We cannot assure you that our actual stock price will appreciate over the ten-year option term at the assumed 5% and 10% levels, or at any other rate.

                        OPTION GRANTS IN LAST FISCAL YEAR


                                                                                      POTENTIAL
                                                                                 REALIZABLE VALUE AT
                                                                                   ASSUMED RATES OF
                                       % OF TOTAL                                    STOCK PRICE
                           NUMBER OF     OPTIONS                                   APPRECIATION FOR
                          SECURITIES    GRANTED TO   EXERCISE                        OPTION TERM(2)
                          UNDERLYING   EMPLOYEES IN    PRICE                     -------------------
                           OPTIONS        FISCAL        PER        EXPIRATION
Name                       GRANTED        YEAR(1)      SHARE          DATE            5%        10%
----                       -------        -------      -----          ----            --        ---
Kathleen M. Milligan...     40,000        52.6%        $2.50        4/27/11

----------
(1)   Based on a total of 76,000 options granted in 2001.

(2) The dollar amounts under these columns are a result of calculations mandated by the Securities and Exchange Commission and are based on the term of the option at the time of grant and the initial public offering price of $ per share. These dollar amounts do not represent our estimate or projection of future common stock prices. Actual gains, if any, on stock option exercises depend on the future performance of the common stock and overall stock market conditions, as well as the optionee's continued employment through the vesting period. The amounts reflected in these columns may not be achieved.

YEAR-END OPTION VALUES

      The following table provides information about the number and value of unexercised options to purchase common stock held on December 31, 2001 by the named executive officers. There was no public market for our common stock on December 31, 2001. Accordingly, we have calculated the values of the unexercised options on the basis of our initial public offering price of $ per share, less the applicable exercise price, multiplied by the number of shares acquired upon exercise. None of the named executive officers exercised any stock options in 2001.

                          FISCAL YEAR END OPTION VALUES

                                    NUMBER OF SECURITIES
                                   UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                           OPTIONS                 IN-THE-MONEY OPTIONS AT
                                    AT FISCAL YEAR END(1)            FISCAL YEAR END(2)
                                    ---------------------            ------------------
NAME                             EXERCISABLE   UNEXERCISABLE     EXERCISABLE   UNEXERCISABLE
----                             -----------   -------------     -----------   -------------
R. Forrest Waldon............         70,604      73,433
Thomas W. Leonard............         35,302      36,716
Stephen F. Rizzo.............         35,302      36,716
Christopher Smith............          6,400      12,000
Kathleen M. Milligan.........             --      40,000

----------
(1)   No shares were acquired through exercise of stock options during 2001.

(2) The value of each unexercised in-the-money option at fiscal year-end represents an amount equal to the initial public offering price of $ per share, minus the per share option exercise price, multiplied by the number of option shares.

INDEMNIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS AND LIMITATION ON LIABILITY

      Prior to this offering, we will have entered into indemnification agreements with each of our directors and officers. The form of indemnification agreement provides that we will indemnify our directors and officers for expenses incurred by them in connection with their service to our company to the fullest extent permitted by Delaware law, our restated certificate of incorporation and our restated bylaws.

      Our restated certificate of incorporation and restated bylaws to be filed upon completion of this offering provides that our directors will not be liable to us or our stockholders for monetary damages for any breach of fiduciary duty, except to the extent otherwise required by the Delaware General Corporation Law. This provision will not prevent our stockholders from obtaining injunctive or other relief against our directors nor does it shield our directors from liability under federal or state securities laws.

      Our restated certificate of incorporation and our restated bylaws also require us to indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, subject to a few very limited exceptions where indemnification is not permitted by applicable law. Our restated certificate of incorporation and restated bylaws also require us to advance expenses, as incurred, to our directors and officers in connection with any legal proceeding to the fullest extent permitted by the Delaware General Corporation Law. These rights are not exclusive.

STOCK PLANS

2002 STOCK INCENTIVE PLAN

      Our 2002 Stock Incentive Plan was adopted by our board of directors in April 2002 and will be submitted to our stockholders for approval before completion of this offering. We have reserved 400,000 shares of common stock for issuance under the plan. The plan terminates in April 2012, unless terminated earlier by our board of directors.

      The compensation committee of our board of directors administers the plan. The compensation committee has authority to interpret the plan, grant awards and make all other determinations necessary to administer the plan.


      The plan provides for the grant of stock options, stock appreciation rights, restricted stock awards, deferred stock awards and phantom rights to employees, directors and consultants. Stock awards may be granted with or without vesting restrictions. Stock options may be issued either as incentive stock options that qualify under Section 422 of the Internal Revenue Code of 1986, as amended, or as nonqualified stock options. Incentive stock options may be granted only to our employees. Generally, the exercise price of incentive stock options and nonqualified stock options must be at least equal to the fair market value of our common stock on the date of grant. Any grant of an incentive stock option to a holder of 10% or more of our outstanding shares of common stock must have an exercise price of at least 110% of the fair market value of our common stock on the date of grant. Options granted under the plan generally have a maximum term of 10 years, except that any incentive stock option held by a holder of 10% or more of our outstanding shares of common stock shall have a maximum term of 5 years. Incentive stock options granted under the plan may not be transferred other than by will or by the laws of descent and distribution. They generally also must be exercised during the lifetime of the optionee and only by the optionee. Nonqualified stock options and other stock awards that are not incentive stock options may be transferred to immediate family members, to a trust or partnership solely benefiting the participant or immediate family members, or to an inter vivos or testamentary trust from which the award will be transferred following the participant's death.


      Options granted under the plan generally expire three months after the termination of the optionee's service with the Company, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or disability. If we experience a change in control, all outstanding awards become fully vested, unless otherwise stated in an award agreement or employment agreement.

1999 STOCK OPTION PLAN

      Our board of directors and shareholders adopted our 1999 Stock Option Plan in April 1999 and approved amendments in 2000 and 2002. We have reserved 605,000 shares of common stock for issuance under the plan. The plan terminates in April 2009, unless terminated earlier by our board of directors.

      The compensation committee of our board of directors administers the plan. The compensation committee has authority to interpret the plan, grant awards and make all other determinations necessary to administer the plan.


      The plan provides for the grant of restricted stock awards, deferred share awards and both incentive stock options and nonqualified stock options, which are subject to the same restrictions as incentive stock options and nonqualified stock options granted under our 2002 Stock Incentive Plan. Awards may be granted to employees, directors and consultants.


      Options granted under the plan generally expire 30 days after the termination of the optionee's service with the Company, except in the case of death or disability, in which case the options generally may be exercised up to 12 months following the date of death or disability. If we experience a change in control, all outstanding awards become fully vested, unless otherwise stated in an award agreement or employment agreement.

WARRANT PLANS

2000 WARRANT PLAN FOR CONSULTANTS

      Our board of directors and stockholders adopted our 2000 Warrant Plan for Consultants in October 2000. We have reserved 75,000 shares of common stock for issuance under the plan. The plan terminates in October 2005.

      The compensation committee of our board of directors administers the plan. The compensation committee has authority to interpret the plan, grant awards and make all other determinations necessary to administer the plan.

      The plan provides for the grant of warrants to consultants of our company. Warrants may be granted with or without vesting restrictions, and to date we have granted fully vested warrants as well as warrants with vesting provisions. Warrants granted under the plan generally have a maximum term of five years. Warrants generally may not be transferred other than by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order.

      Warrants granted under the plan generally expire 30 days after the termination of the consultant's service with our company, except in the case of death or disability, in which case the warrants generally may be exercised up to 12 months following the date of death or disability. If we experience a change in control, all outstanding warrants issued pursuant to the plan become fully vested.

STOCK OPTION PLAN FOR EMPLOYEES AND CONSULTANTS

      Our board of directors adopted our Stock Option Plan for Employees and Consultants in July 1999. We have reserved 55,000 shares of common stock for issuance under the plan. No awards may be made under the plan after April 25, 2004.

      The compensation committee of our board of directors administers the plan. The compensation committee has authority to interpret the plan, grant awards and make all other determinations necessary to administer the plan.

      The plan provides for the grant of options to purchase common stock in the form of warrants to employees and consultants of our company and employees of aaiPharma who work on projects on behalf of our company or provide consulting services to our company. Awards granted under the plan generally have a maximum term of the earlier of ten years from the date of issuance or the sale of all our outstanding capital stock to one person. Awards generally may not be transferred other than by will, by the laws of descent and distribution or pursuant to a qualified domestic relations order.

      Awards granted under the plan generally expire 30 days after the termination of the recipient's service with our company, except in the case of death or disability, in which case the award generally may be exercised up to 12 months following the date of death or disability. If we experience a change in control, all outstanding awards issued pursuant to the plan become fully vested.

401(K) PLAN

      We sponsor a 401(k) savings plan covering our employees who are at least 21 years of age and have completed three months of service following their date of hire. The 401(k) savings plan is intended to qualify under Section 401(a) and 401(k) of the Internal Revenue Code. Contributions to the 401(k) savings plan and income earned on such contributions are not taxable to employees until withdrawn from the 401(k) savings plan. Subject to restrictions imposed by the Internal Revenue Code on highly compensated employees, employees generally may defer their compensation up to the statutorily prescribed annual limit, which is $11,000 for the 2002 calendar year, and have the amount of such reduction contributed to the 401(k) savings plan. The 401(k) savings plan permits, but does not require, employer contributions to the 401(k) savings plan. The 401(k) savings plan may be amended or terminated by us at any time, in our sole discretion.

EMPLOYMENT AGREEMENTS

      We have entered into employment agreements with some of our employees. The material terms of the employment agreements are summarized as follows:

      R. Forrest Waldon. We have entered into an employment agreement with Mr. Waldon, effective April 2002, pursuant to which he will be employed as our President and Chief Executive Officer. The agreement has a three-year term, unless otherwise terminated or extended. The agreement will automatically renew for additional one-year periods unless either party gives notice of non-renewal at least 12 months before its then-scheduled expiration date. Mr. Waldon's salary is $253,440 annually and may be increased at the discretion of the Board of Directors in light of his performance and other factors, including how much our competitors are paying their top officers. The agreement also provides Mr. Waldon with performance-based bonuses (targeted at 50% of his salary), and other incentive compensation, reimbursement of reasonable expenses, fringe benefits, retirement benefits, health coverage, life and disability insurance, vacation pay, and other employee benefits maintained by us.

      The agreement will terminate early upon the death or disability of Mr. Waldon. We may terminate the employment agreement for cause at any time. Mr. Waldon will not receive severance benefits if his employment terminates for the preceding reasons, but he will receive severance benefits if he terminates the employment agreement pursuant to constructive discharge, as well as if we terminate his employment without cause. In these events, he will be entitled to:
(a) his base salary through his date of termination plus an additional year of salary, paid in 12 monthly installments after his termination;

(b) any unpaid bonuses for fiscal years ending before his employment terminates plus a prorated bonus for the fiscal year in which his employment terminates equal to the target bonus described above times a fraction, the numerator of which is the number of days in the calendar year of termination that precede the date of termination and the denominator is 365; (c) two years of medical benefits for his beneficiaries and dependants; and (d) his stock options will become fully vested and will be exercisable for 24 months after this termination, subject to his obligation to waive accelerated vesting of his stock options to the extent necessary to avoid excise taxes under the Internal Revenue Code (or applicable regulations).

      The agreement prohibits Mr. Waldon from competing with us for 24 months after the date his employment terminates for any reason. We have retained the right to unconditionally protect and secure all intellectual property conceived by Mr. Waldon, by himself or with others, during his employment.

      Other Executives. We have entered into similar employment agreements with the following executive officers: Thomas Leonard, Stephen Rizzo, Richard Moldin, Christopher Smith, Kathleen Milligan and Parris Sanz. These agreements took effect in April, 2002, and have a term of one year for each officer, unless otherwise terminated or extended. The agreements provide for a minimum annual salary of $190,080 for Mr. Leonard, $116,160 for Mr. Rizzo, $110,000 for Mr. Moldin, $168,000 for Mr. Smith, $221,665 for Ms. Milligan and $160,000 for Mr. Sanz. In addition, the agreements entitle these officers to participation in the company's stock option plans and other incentive plans, reimbursement for reasonable expenses, retirement benefits, health coverage, life and disability insurance, vacation pay, and participation in other employee benefits we maintain.

      Each officer's employment agreement will terminate early upon the officer's death or disability. We may terminate each employment agreement for cause at any time. Each officer will not receive severance benefits if his or her employment terminates for the preceding reasons, but he or she will receive severance benefits if we terminate his or her employment without cause. If an officer's employment is terminated without cause, he or she will be entitled to:
(a) his or her base salary through the date of termination plus additional salary, paid in monthly installments, for the greater of six months or the remaining term of the officer's employment agreement; and (b) company-paid COBRA premiums for the duration of such salary payments.

      If, on or after an "accelerating event" within the meaning of our 2002 Stock Option Plan, we terminate an officer's employment for a reason other than cause or his or her death or disability, or if the officer resigns for good reason the officer instead will receive the following severance benefits: (a) 24 months of salary; (b) company-paid COBRA premiums for the duration of such salary payments; and (c) accelerated vesting on stock options and other stock awards, subject to the officer's obligation to waive accelerated vesting of his or her stock options to the extent necessary to avoid excise taxes under the Internal Revenue Code (or applicable regulations).

      The employment agreements prohibit the officers from disclosing confidential information at any time during employment or thereafter and from competing with us during employment and for one year after the date employment terminates for any reason. We have retained the right to unconditionally protect and secure all inventions conceived by the officers during their employment with us.

                           RELATED PARTY TRANSACTIONS


      Company History. Our company was founded in 1994 to exploit analytical and formulation hormone technologies previously developed and contributed to our company by aaiPharma in exchange for shares of our convertible preferred stock. Upon our founding, other investors, including Schering Berlin Venture Corporation, a wholly-owned subsidiary of Schering AG, purchased shares of our convertible preferred stock. We originally commenced development of three hormone replacement therapy products intended to be generically equivalent to Ogen(R)(estropipate), Estrace(R)(estradiol) and Premarin(R)(estrogens). Our Estradiol product was approved for marketing in January 1998 and was originally licensed to and marketed by Teva Phamaceuticals USA. We terminated the license with Teva Phamaceuticals USA and subsequently re-licensed the estradiol marketing rights to Zenith Goldline in late 1999. In January 2000 we sold our rights to estradiol, including our rights under the license agreement with Zenith Goldline, to aaiPharma in exchange for research and development credits. We suspended our estropipate development project in 1996 due to eroding market conditions for estropipate generics.



      Prior to 1999, we focused much of our efforts on gaining approval for a synthetic-based generic equivalent to Premarin(R). We filed an Abbreviated New Drug Application for an estrogens-only generic product in December 1996. To accept the application, the FDA requested that the application be amended with results from an ongoing food effects study. In February 1997, we amended our Abbreviated New Drug Application to include the food effects study results and the FDA accepted the Abbreviated New Drug Application for filing in March 1997. In May 1997, we received a non-approvable letter from the FDA stating that no generic equivalent for Premarin(R) could be approved because the active components of Premarin(R) had not been fully characterized. This letter and many subsequent discussions with the FDA through April 1999 led us to recognize the protective barriers the FDA established for the class of complex estrogens products. As a result, we made the strategic decision to convert our generic estrogens program to a program designed to develop proprietary complex estrogens products. Since that time, we have focused our efforts on developing our current product candidates.


      aaiPharma. One of our stockholders, aaiPharma, has provided, and continues to provide, research and development services to us. In 2001, we incurred approximately $383,000 in research and development costs for services performed by aaiPharma. We expect that aaiPharma will continue to provide research and development services to us in the future.


      Berlichem/Berlex. We have a supply agreement with Berlichem and Berlex, affiliates of Schering AG, one of our stockholders, to supply our requirements of delta(8),(9) dehydroestrone. Under the agreement, Berlex has an option to acquire co-promotion rights for Enjuvia in the United States. In 2001, we purchased a supply of delta(8),(9) dehydroestrone for approximately $68,475 pursuant to the agreement.



      Stack Pharmaceuticals. Prior to the time that David Stack was nominated and became one of our directors, we entered into a consulting agreement with Stack Pharmaceuticals, Inc., a company of which David Stack is the president and sole stockholder. Pursuant to that agreement, Stack Pharmaceuticals agreed to provide us with consulting services in the areas of marketing, sales, and strategic business planning in exchange for cash compensation and the issuance of warrants to David Stack and other employees of Stack Pharmaceuticals under our 2000 Warrant Plan. In 2001, we paid approximately $40,000 to Stack Pharmaceuticals in cash compensation for consulting services. As of April 2002, we have issued warrants to employees of Stack Pharmaceuticals under the 2000 Warrant Plan to purchase a total of 4,834 shares of our common stock, of which David Stack holds warrants to purchase 2,418 shares. Of the total issued warrants (1,612 of which are exercisable at $20.00 per warrant share and 3,222 of which are exercisable at $10.00 per warrant share), warrants to purchase 2,159 shares currently are unvested, 1,063 of which will vest upon the closing of this offering and 1,096 of which will vest upon our company achieving $50 million of sales revenue from one of our complex estrogens products. We no longer receive consulting services from Mr. Stack or Stack Pharmaceuticals. Consequently, we will not be making additional cash payments to Stack Pharmaceuticals or issuing additional warrants to employees of Stack Pharmaceuticals. In April 2002, we issued to Mr. Stack options to purchase 3,500 shares of our common stock with an exercise price of $2.50 per share pursuant to our 1999 Stock Option Plan.

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of May 1, 2002 by the following persons:

      - each stockholder known by us to own beneficially more than 5% of our common stock,

      -     each of our directors,

      -     each of the named executive officers, and

      -     all directors and executive officers as a group.

      This table lists applicable percentage ownership based on 4,488,180 shares of common stock outstanding as of May 1, 2002 (including options and warrants exercisable within 60 days of May 1, 2002), and also lists applicable percentage ownership based on shares of common stock outstanding after completion of this offering. Percentage ownership assumes conversion of all shares of preferred stock outstanding as of May 1, 2002, into shares of common stock, which will occur upon the closing of this offering.

      We have determined beneficial ownership in the table in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have deemed shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days of May 1, 2002 to be outstanding, but we have not deemed these shares to be outstanding for computing the percentage ownership of any other person. To our knowledge, except as set forth in the footnotes below, each stockholder identified in the table possesses sole voting and investment power with respect to all shares of common stock shown as beneficially owned by that stockholder. Unless otherwise indicated, the address of all listed stockholders is c/o Endeavor Pharmaceuticals, Inc., 127 Racine Drive, Suite 202, Wilmington, NC 28403.

                                                           PERCENTAGE OF
                                                              SHARES
                                           NUMBER OF       OUTSTANDING(1)
                                            SHARES       -------------------
NAME OF                                  BENEFICIALLY     BEFORE     AFTER
BENEFICIAL OWNER                           OWNED(1)      OFFERING   OFFERING
----------------                           --------      --------   --------
MPM Capital LP (2)(3)..................   1,010,609       22.5%
   111 Huntington Avenue, 31st Floor
   Boston, MA 02199

aaiPharma Inc. (2)(4).................      722,504       16.1%
   2320 Scientific Park Drive
   Wilmington, NC 28405

The Goldman Sachs Group, Inc. (2)(5)..      689,756       15.4%
   85 Broad Street
   New York, NY 10004

Alta Partners (2)(6)...................     378,977        8.4%
   One Embarcadero Center, Suite 4050
   San Francisco, CA 94111

                                                           PERCENTAGE OF
                                                              SHARES
                                           NUMBER OF       OUTSTANDING(1)
                                            SHARES       -------------------
NAME OF                                  BENEFICIALLY     BEFORE     AFTER
BENEFICIAL OWNER                           OWNED(1)      OFFERING   OFFERING
----------------                           --------      --------   --------
Wakefield Group Limited Partnership         270,938        6.0%
(2)(7).................................
   1110 East Morehead Street
   Charlotte, NC 28204

Noro-Moseley Partners II, L.P. (2)(8)..     270,938        6.0%
   4200 Northside Parkway, Building 9
   Atlanta, GA 30327

Quantum Partners LDC (2)(9)...........      227,893        5.1%
   Kaya Flamboyan 9
   Willemstad, Curacao
   Netherlands Antilles

R. Forrest Waldon (10)................      110,383        2.5%       *

Thomas W. Leonard (11)................       55,191        1.2%       *

Stephen F. Rizzo (11).................       55,191        1.2%       *

Richard F. Moldin.....................           --        *          *

Christopher Smith (11)................        6,400        *          *

Kathleen M. Milligan (11).............       13,333        *          *

Parris J. Sanz........................           --        *          *

Ansbert K. Gadicke, M.D...............           --        *          *

Garry E. Menzel, Ph.D.................           --        *          *

Daniel Janney (12)....................           --        *          *

Thomas C. Nelson (13).................           --        *          *

David M. Stack (14)...................        1,886        *          *

All directors and officers as a group.      242,384        5.4%


----------
* Less than 1% of the outstanding shares of common stock.

(1) The number of shares owned and percentage of shares outstanding does not reflect the for stock split to occur immediately upon the closing of this offering. Unless otherwise indicated below, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

(2) Represents outstanding shares of convertible preferred stock which are convertible to common stock as if converted to common stock.


(3) Includes 75,088 shares held of record by MPM BioVentures II, L.P.; 680,343 shares held of record by MPM BioVentures II-QP, L.P.; 239,514 shares held of record by MPM BioVentures GmbH & Co. Parallel-Beteiligungs KG and 15,664 shares held of record by MPM Asset Management Investors 2000 B LLC. MPM Capital LP is a direct or indirect parent and/or control person of MPM Asset Management II LLC, funds managed or advised by it (including MPM BioVentures II, L.P., MPM BioVentures II-QP, L.P., MPM

      BioVentures GmbH & Co. Parallel-Beteiligungs KG, and MPM Asset Management Investors 2000 B LLC) and the general partners of such funds, and may be deemed to beneficially hold the securities owned by such entities. Ansbert Gadicke and Luke Evnin may be deemed to be control persons of MPM Capital LP as a result of their interest in Medical Portfolio Management LLC, the general partner of MPM Capital LP.


(4) Includes 38,927 shares of common stock beneficially owned by Fred Sancilio, the chief executive officer, a director and a stockholder of aaiPharma, and 31,849 shares of common stock beneficially owned by The Waters Foundation, the trustee of which is a director of aaiPharma.

(5) Represents shares owned by investment partnerships, of which affiliates of The Goldman Sachs Group, Inc., or GS Group, are the general partner, managing general partner or investment manager. Includes 432,779 shares held of record by GS Capital Partners II, L.P.; 172,045 shares held of record by GS Capital Partners II Offshore, L.P.; 36,520 shares held of record by Bridge Street Fund 1995, L.P.; 32,452 shares held of record by Stone Street Fund 1995, L.P.; and 15,960 shares held of record by Goldman, Sachs & Co. Verwaltungs GmbH, as nominee for GS Capital Partners (Germany) Civil Law Partnership. GS Group disclaims beneficial ownership of the shares owned by such investment partnerships to the extent attributable to partnership interests therein held by persons other than GS Group and its affiliates. Each of such investment partnerships shares voting and investment power with certain of its respective affiliates.


(6) Represents shares beneficially owned by entities affiliated with Alta Partners. Includes 235,567 shares held of record by Alta BioPharma Partners, L.P.; 134,531 shares held of record by Endeavor Pharmaceuticals Chase Partners (Alta Bio), LLC; and 8,879 shares held of record by Alta Embarcadero BioPharma Partners, LLC. The general partner of Alta BioPharma Partners, L.P., the members of Alta Embarcadero BioPharma Partners, LLC and the managing member of Endeavor Pharmaceuticals Chase Partners (Alta
      Bio), LLC exercise sole voting and investment power with respect to the shares held by their respective fund. Certain Principals of Alta Partners (Jean Deleage, Garrett Gruener, Daniel Janney, Alix Marduel and Guy Nohra) are managing directors of Alta BioPharma Management, LLC (the general partner of Alta BioPharma Partners, L.P.) and Alta/Chase BioPharma Management, LLC (the managing member of Endeavor Pharmaceuticals Chase Partners (Alta Bio), LLC). Garrett Gruener and Jean Deleage are managing members of Alta Embarcadero BioPharma Partners, LLC. As managing directors and members, these individuals may be deemed to share voting and investment power over the shares held by the relevant fund(s). These individuals disclaim beneficial ownership of the shares held by the aforementioned funds, except to the extent of their proportionate pecuniary interests in such funds.



(7) Thomas C. Nelson and Anna Spangler Nelson may be deemed to share voting and investment power over the shares as the sole stockholders of the general partners of the Wakefield Group Limited Partnership.



(8) Charles Moseley, Jack Kelly and Russell French may be deemed to share voting and investment power over the shares as the partners of Moseley & Company II, the general partner of Noro-Moseley Partners II, L.P.



(9) Soros Fund Management LLC, or SFM, serves as principal investment manager to Quantum Partners LDC, or Quantum. The Chairman of SFM is George Soros. SFM has delegated investment discretion over a portion of the portfolio of Quantum, including the shares, to Origin Capital Management LLC. Each of SFM and Mr. Soros may be deemed to have voting and dispositive power over the shares by virtue of SFM's right to obtain investment discretion over such shares within 60 days (even though it does not currently exercise such investment discretion).



(10) Represents 35,000 shares of common stock owned and 75,383 shares of common stock that Mr. Waldon has the right to acquire through the exercise of stock options within 60 days.



(11) Represents shares of common stock that may be acquired through the exercise of stock options within 60 days.



(12) Does not include 378,977 shares of common stock beneficially owned by Alta Partners. Mr. Janney disclaims beneficial ownership of such shares.



(13) Does not include 270,938 shares of common stock beneficially owned by Wakefield Group, L.P. Mr. Nelson disclaims beneficial ownership of such shares.



(14) Represents shares of common stock that may be acquired through the exercise of warrants within 60 days.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

      Upon the completion of this offering, we will be authorized to issue shares of common stock, $0.01 par value per share, and shares of undesignated preferred stock, $0.01 par value per share. The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by, our restated certificate of incorporation and restated bylaws, which we have included as exhibits to the registration statement of which this prospectus forms a part.

PREFERRED STOCK

      As of May 1, 2002, there were 578,402 shares of Series A convertible preferred stock outstanding, 162,932 shares of Series B convertible preferred stock outstanding, 651,728 shares of Series C convertible preferred stock outstanding, 117,216 shares of Series D convertible preferred stock outstanding and 2,327,180 shares of Series E convertible preferred stock outstanding. Upon the closing of this offering and the filing of our restated certificate of incorporation, all outstanding shares of convertible preferred stock will convert into an aggregate of shares of common stock. The board of directors will have the authority, without further action by the stockholders, to issue up to shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

COMMON STOCK

      As of May 1, 2002, there were 35,000 shares of common stock outstanding. In addition, as of May 1, 2002, there were 620,328 shares of common stock subject to outstanding options and warrants. Upon completion of this offering, there will be shares of common stock outstanding, assuming no exercise of outstanding stock options or warrants and conversion of all outstanding shares of convertible preferred stock into common stock.

      Each share of common stock entitles its holder to one vote on all matters to be voted upon by stockholders. Subject to preferences that may apply to any outstanding preferred stock, holders of common stock will receive ratably any dividends that the board of directors may declare out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and any liquidation preference of preferred stock that may be outstanding. The common stock has no preemptive rights, conversion rights or other subscription rights or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock that we will issue upon completion of this offering will be fully paid and non-assessable.

REGISTRATION RIGHTS

      We have granted registration rights to holders of all our series of convertible preferred stock and outstanding warrants. Beginning 180 days after this offering, former holders of at least a majority of the shares of former Series E convertible preferred stock or eight percent of all other stock or stock equivalents entitled to registration rights may require that we register their shares of common stock. With respect to the holders of Series E convertible preferred stock, we are not obligated to effect more than two required registrations, and with respect to the other stockholders entitled to registration rights we are not obligated to effect more than three required registrations. We are not obligated to effect more than two required registrations in any 12-month period. We have the right to decrease the number of shares included in a required registration if market conditions prevent the registration of all shares that requested registration. Holders of registration rights also may require us to register their shares any time we propose a registered offering of Company shares, subject to our right to decrease the number of shares included if market conditions prevent the registration of all shares. Twelve months after this offering, holders of registration rights may request that we register their shares on Form S-3, provided that each proposed registration exceeds $5.0 million. Holders of registration rights may not require us to register shares on Form S-3 more than twice in any 12-month period and under certain other conditions.

      If our board of directors determines that a registration would be materially detrimental to us, we may suspend these rights for up to 90 days, but we may not do so more than once in any 12-month period. We must bear all expenses associated with the filing of registration statements on behalf of holders of registration rights, except for underwriting discounts and selling commissions, and must indemnify stockholders who sell shares of our common stock pursuant to the foregoing registration rights. We are prohibited from granting registration rights to any person, other than registration rights that are subordinate to the registration rights described above, without the written consent of certain holders of the above registration rights.

ANTI-TAKEOVER PROVISIONS

      DELAWARE LAW

      We are subject to Section 203 of the Delaware General Corporation Law, which regulates acquisitions of some Delaware corporations. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person becomes an interested stockholder, unless:

      - the corporation's board of directors approved the business combination or the transaction in which the person became an interested stockholder prior to the time the person attained this status;

      - upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and certain employee stock plans; or


      - at or subsequent to the time the person became an interested stockholder, the corporation's board of directors approved the business combination and the stockholders (other than the interested stockholder) authorized the transaction at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.


      A "business combination" generally includes a merger, asset or stock sale or other transaction with or caused by the interested stockholder. In general, an "interested stockholder" is a person who, together with the person's affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation's voting stock.

      This statute could prohibit or delay mergers or other takeover or change-in-control attempts with respect to us and, accordingly, may discourage attempts to acquire us.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

      Board of Directors. Our restated certificate of incorporation will divide our board of directors into three classes with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of 80% of our shares of capital stock entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may only be filled by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could make it more difficult for a third-party to acquire, or discourage a third party from acquiring, control of us.

      Stockholder Meetings. Under our restated bylaws to be effective upon the closing of this offering, special meetings of the stockholders may be called only by the board of directors, the chairman of the board or the committee of the board that has been duly designated by the board and whose power and authority include the power to call such meetings. Our restated bylaws also will provide that stockholders wishing to propose business to be brought before a meeting of stockholders will be required to comply with various advance notice requirements. Finally, our restated certificate of incorporation and restated bylaws will provide that any action required or permitted to be taken by our stockholders at an annual or special meeting may be taken only if properly brought before the meeting, and may not be taken by written consent in lieu of a meeting. These provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage a third party from making a tender offer for our common stock, because even if it acquired a majority of our outstanding voting securities, the third party would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

      Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions of our restated certificate of incorporation and restated bylaws may have the effect of deterring hostile takeovers or delaying changes in control of us.

      Our restated certificate of incorporation and restated bylaws provide that our restated bylaws may be amended only by a vote of the majority of the members of the board of directors or a vote of the holders of 80% of our shares of capital stock entitled to vote in the election of directors.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for the common stock is          .  The
transfer agent's address is           .

                         SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of shares or the availability of any shares for sale will have on the market price of the common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued on the exercise of outstanding options and warrants), or the perception that such sales could occur, could adversely affect the market price of our common stock (including shares issued on the exercise of outstanding options and warrants) and our ability to raise capital through a future sale of our securities.

      Upon completion of this offering, we will have shares of common stock outstanding (or shares if the underwriters' over-allotment option is exercised in full), assuming no exercise of outstanding options or warrants. The
shares (or        shares if the underwriters' over-allotment option is exercised in full) of common stock sold in this offering will be freely tradable without further restriction or further registration under the Securities Act, except for shares purchased by an affiliate (as this term is defined in the Securities Act) of ours, which will be subject to the limitations of Rule 144 under the Securities Act. Subject to certain contractual limitations, holders of restricted shares will be entitled to sell these shares in the public securities market without registration if they qualify for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act.

SALES OF RESTRICTED SHARES AND SHARES HELD BY OUR AFFILIATES

      In general, under Rule 144 under the Securities Act, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year, and including the holding period of any prior owner except an affiliate, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about our company. Any person (or persons whose shares are aggregated) who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned shares for at least two years (including any period of ownership of preceding non-affiliated holders), would be entitled to sell such shares under Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements. Therefore, unless otherwise restricted, "144(k)" shares may be sold immediately on completion of this offering. An "affiliate" is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, an issuer.

OPTIONS

      After the date of this prospectus, we intend to file one or more registration statements on Form S-8 under the Securities Act to register shares of common stock subject to outstanding stock options or reserved for issuance under our equity compensation plans. Subject to certain conditions, Rule 701 under the Securities Act may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisors prior to the closing of this offering, under written compensatory benefit plans or written contracts relating to the compensation of these persons. This also applies to stock options we granted prior to this offering, along with the shares acquired upon exercise of those options after the closing of this offering. Unless subject to lock-up agreements or other contractual restrictions, these shares may be sold, beginning 90 days after the date of this prospectus, by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year minimum holding period requirement.


LOCK-UP


      We, our directors, executive officers, most of our existing stockholders and selected option and warrant holders have entered into lock-up agreements pursuant to which we and such holders of stock, options and warrants have agreed not to sell, directly or indirectly, any shares of common stock without the prior written consent of Banc of America Securities LLC and Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus.

      Shares eligible for future sale in the public market based on shares outstanding at the time we close this offering is as follows:

NUMBER OF SHARES           DATE
----------------           ----
____ (or up to ____ if     After the date of this prospectus.  Freely tradable
the underwriters'          shares sold in this offering.
over-allotment option is
exercised in full)
                           After the date of this prospectus or 90 days after
                           the date of this prospectus. Shares not locked up and
                           eligible for resale under Rule 144 or 701.

                           180 days after the date of this prospectus when the lock-up expires. Shares eligible for resale under Rule 144, Rule 144(k) or Rule 701.

                           Various dates as these shares qualify for an exemption from registration under Rule 144 or 701.

                                  UNDERWRITING

      We are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC and Bear, Stearns & Co. Inc. are acting as joint book- running managers of the offering and together with CIBC World Markets Corp. are acting as representatives of the underwriters. We have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

UNDERWRITER                                            NUMBER OF SHARES
-----------                                            ----------------
Banc of America Securities LLC......................
Bear, Stearns & Co. Inc.............................
CIBC World Markets Corp.............................
                                                       ----------------
      Total ........................................
                                                       ================


      The underwriters initially will offer shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow to some dealers a concession of not more than $ per share. The underwriters also may allow, and any dealers may reallow, a concession of not more than
$ per share to some other dealers. If all the shares are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms. The common stock is offered subject to a number of conditions, including:


      -     receipt and acceptance of our common stock by the underwriters; and

      -     the right to reject orders in whole or in part.

      The underwriters have an option to buy up to additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise this option, they will each be obligated, subject to certain conditions, to purchase additional shares approximately in proportion to the amounts specified in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

      The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is % of the initial public offering price. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

                                                            PAID BY ENDEAVOR
                                                            ----------------
                                                       NO EXERCISE    FULL EXERCISE
                                                       -----------    -------------
Per Share............................................  $              $
Total................................................  $              $

      In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be
approximately $      .

      Our directors, executive officers, most of our existing stockholders and selected option and warrant holders have entered into lock-up agreements with the underwriters pursuant to which such holders of stock, options and warrants have agreed not to sell, directly or indirectly, any shares of common stock without the prior written consent of Banc of America Securities LLC and Bear, Stearns & Co. Inc. for a period of 180 days from the date of this prospectus. This consent may be given at any time without public notice. We have entered into a similar agreement with the representatives of the underwriters, except that we may grant options and sell shares pursuant to our stock plans without such consent. There are no agreements between the representatives and any of our stockholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 180-day period.

      We have applied for our common stock to be quoted on the Nasdaq National Market under the symbol "EDVR."

      We will indemnify the underwriters against some specified types of liabilities, including liabilities under the Securities Act. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities. In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include:

      -     short sales;

      -     stabilizing transactions; and

      -     purchases to cover positions created by short sales.

      Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

      The underwriters may also impose a penalty bid. This means that if the representatives purchase shares in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

      The underwriters may engage in activities that stabilize, maintain or otherwise affect the price of the common stock, including:

      -     over-allotment;

      -     stabilization;

      -     syndicate covering transactions; and

      -     imposition of penalty bids.

      As a result of these activities, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter-market or otherwise.

      The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by this prospectus.

      Prior to this offering, there has been no public market for our common stock. The initial public offering price has been negotiated between us and the representatives of the underwriters. Among the factors considered in these negotiations were:

      - the history of, and prospects for, our company and the industry in which we compete;

      -     the past and present financial performance of our company;

      -     an assessment of our management;

      -     the present state of our development;

      -     the prospects for our future earnings;

      - the prevailing market conditions of the applicable United States securities market at the time of this offering,

      - market valuations of publicly traded companies that we and the representatives of the underwriters believe to be comparable to our company; and

      -     other factors deemed relevant.

      The underwriters, at our request, have reserved for sale to our employees, family members of employees, business associates and other third parties at the initial public offering price up to five percent of the shares being offered by this prospectus. The sale of shares to our employees and affiliates will be made by Banc of America Securities LLC. We do not know if our employees or affiliates will choose to purchase all or any portion of these reserved shares, but any purchases they do make will reduce the number of shares available to the general public. Reserved shares purchased by our employees and affiliates will not be subject to a lock-up except as may be required by the Conduct Rules of the National Association of Securities Dealers. These rules require that some purchasers of reserved shares be subject to three-month lock-ups if they are affiliated with or associated with NASD members or if they or members of their immediate families hold senior positions at financial institutions. If all of these reserved shares are not purchased, the underwriters will offer the remainder to the general public on the same terms as the other shares offered by this prospectus.

                            VALIDITY OF COMMON STOCK

      The validity of the common stock offered hereby will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Davis Polk & Wardwell, New York, New York, has represented the underwriters in this offering.

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                  WHERE YOU CAN FIND MORE INFORMATION ABOUT US

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the common stock offered in this offering. This prospectus constitutes part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or its exhibits and schedules. For further information about us and our common stock, we refer you to the registration statement and to its attached exhibits and schedules. Statements made in this prospectus concerning the contents of any document are not necessarily complete. With respect to each document filed as an exhibit to the registration statement, we refer you to the exhibit for a more complete description of the matter involved.

      You may read and copy our registration statement and the attached exhibits and schedules without charge at the public reference room maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at 233 Broadway, New York, New York 10279 and at 500 West Madison Street, Suite 1400, Chicago, IL 60661. You may obtain information on the operation of these reference facilities by calling the Commission at 1 (800) SEC-0330. You may also inspect reports, proxy and information statements and other information that we file electronically with the Commission without charge at the Commission's Internet site, http://www.sec.gov.

      We intend to furnish our stockholders with annual reports containing financial statements audited by our independent auditors.

                          INDEX TO FINANCIAL STATEMENTS

Report of Independent Auditors...................................................................  F-2

Balance Sheets as of December 31, 2001 and 2000..................................................  F-3

Statements of Operations for the years ended December 31, 2001, 2000 and 1999....................  F-4

Statements of Stockholders' Deficit for the years ended December 31, 2001, 2000 and 1999.........  F-5

Statements of Cash Flows for the years ended December 31, 2001, 2000 and 1999....................  F-6

Notes to Financial Statements....................................................................  F-7

                         REPORT OF INDEPENDENT AUDITORS


Board of Directors and Stockholders
Endeavor Pharmaceuticals, Inc.

      We have audited the accompanying balance sheets of Endeavor
Pharmaceuticals, Inc. as of December 31, 2001 and 2000, and the related statements of operations, stockholders' deficit, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Endeavor Pharmaceuticals, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                           /s/ ERNST & YOUNG LLP

Raleigh, North Carolina
February 12, 2002

                         ENDEAVOR PHARMACEUTICALS, INC.

                                 BALANCE SHEETS


                                                                                             DECEMBER 31,
                                                                                             ------------
                                                                                        2001            2000
                                                                                        ----            ----
                                                                                       (DOLLARS IN THOUSANDS)
                                     ASSETS

Current assets:
   Cash and cash equivalents.......................................................  $      22,656  $      34,249
   Prepaid and other current assets................................................            378            548
                                                                                     -------------  -------------
Total current assets...............................................................         23,034         34,797
Property and equipment, net........................................................            250             64
Patents............................................................................            179             36
Other assets                                                                                   336             --
                                                                                     -------------  -------------
Total assets ......................................................................  $      23,799  $      34,897
                                                                                     =============  =============

                      LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
   Accounts payable and accrued liabilities........................................  $         950  $         400
   Due to related party............................................................            205            244
                                                                                     -------------  -------------
Total current liabilities..........................................................          1,155            644
                                                                                     -------------  -------------
Series E redeemable convertible preferred stock, $0.01 par
   value, 2,327,188 shares authorized; 2,327,180 issued and
   outstanding, aggregate liquidation preference of $46,054,892....................         44,478         44,048

Stockholders' deficit:
Convertible preferred stock, $0.01 par value:
   Series A, 578,402 shares authorized, issued and outstanding,
      aggregate liquidation preference of $5,784,020                                             6              6
   Series B, 162,932 shares authorized, issued and outstanding,
      aggregate liquidation preference of $1,629,320...............................              2              2
   Series C, 651,728 shares authorized, issued and outstanding,
      aggregate liquidation preference of $6,517,280...............................              7              7
   Series D, 117,216 shares authorized, issued and outstanding,
      aggregate liquidation preference of $8,146,512...............................              1              1
   Common stock, $0.01 par value; 5.0 million shares
      authorized, none issued and outstanding......................................             --             --
Paid-in capital....................................................................         14,650         14,680
Deferred compensation..............................................................           (359)            --
Accumulated deficit................................................................        (36,141)       (24,491)
                                                                                     -------------  -------------
Total stockholders' deficit........................................................        (21,834)        (9,795)
                                                                                     -------------  -------------
Total liabilities and stockholders' deficit........................................  $      23,799  $      34,897
                                                                                     =============  =============


                             See accompanying notes.

                         ENDEAVOR PHARMACEUTICALS, INC.

                            STATEMENTS OF OPERATIONS
                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                              YEAR ENDED DECEMBER 31,
                                                                                              -----------------------
                                                                                       2001            2000             1999
                                                                                       ----            ----             ----
Revenues:
   Licensing revenue from related party .........................................  $         --    $        834     $         --
   Product sales, net ...........................................................            --              --              233
                                                                                   ------------    ------------     ------------
                                                                                             --             834              233
                                                                                   ------------    ------------     ------------

Operating costs and expenses:
   Cost of sales from related party .............................................            --              --              145
   Research and development (related party amounts were $719, $525 and $448 for
   2001, 2000 and 1999, respectively) ...........................................         9,887           1,092              494
   Selling, general and administrative ..........................................         3,009           1,020              630
                                                                                         12,896           2,112            1,269
                                                                                   ------------    ------------     ------------
Loss from operations ............................................................  $    (12,896)   $     (1,278)    $     (1,036)

Other income (expense):
   Interest expense on debt to stockholders .....................................            --            (505)            (790)
   Interest income ..............................................................         1,246             731               19
   Other, net (2000 includes $297 from related party) ...........................            --             299               (7)
                                                                                   ------------    ------------     ------------
                                                                                          1,246             525             (778)
                                                                                   ------------    ------------     ------------
Loss before extraordinary item ..................................................       (11,650)           (753)          (1,814)
Extraordinary loss from early extinguishment of debt ............................            --            (123)              --
                                                                                   ------------    ------------     ------------
Net loss ........................................................................       (11,650)           (876)          (1,814)
Accretion of redeemable preferred stock liquidation preference ..................          (430)           (143)              --
                                                                                   ------------    ------------     ------------
Net loss applicable to common stock .............................................  $    (12,080)   $     (1,019)    $     (1,814)
                                                                                   ------------    ------------     ------------

Pro forma basic and diluted net loss per common share (unaudited) ...............  $      (2.92)
                                                                                   ------------
Shares used in computing pro forma basic and diluted net loss per common share
   (unaudited) ..................................................................     4,131,890
                                                                                   ============


                             See accompanying notes.

                         ENDEAVOR PHARMACEUTICALS, INC.

                       STATEMENTS OF STOCKHOLDERS' DEFICIT
                             (DOLLARS IN THOUSANDS)


                                                             CONVERTIBLE PREFERRED STOCK
                                                                                  DEFERRED
                                    SERIES A               SERIES B               SERIES C               SERIES D
                                    --------               --------               --------               --------
                                SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT      SHARES     AMOUNT
                                ------     ------      ------     ------      ------     ------      ------     ------
Balance at
    December 31, 1998 ........  578,402   $      6     162,932   $      2     651,728   $      7     117,216   $      1
    Net loss for 1999 ........       --         --          --         --          --         --          --         --
                                -------   --------     -------   --------     -------   --------     -------   --------
Balance at
    December 31, 1999 ........  578,402   $      6     162,932   $      2     651,728   $      7     117,216   $      1
    Net loss for 2000 ........       --         --          --         --          --         --          --         --
    Accretion of redeemable
    preferred stock
    liquidation
    preference ...............       --         --          --         --          --         --          --         --
                                -------   --------     -------   --------     -------   --------     -------   --------
Balance at
    December 31, 2000 ........  578,402   $      6     162,932   $      2     651,728   $      7     117,216   $      1
    Stock based
    Compensation .............       --         --          --         --          --         --          --         --
    Net loss for 2001 ........       --         --          --         --          --         --          --         --
    Accretion of redeemable
    preferred stock
    liquidation preference ...       --         --          --         --          --         --          --         --
                                -------   --------     -------   --------     -------   --------     -------   --------
Balance at
    December 31, 2001 ........  578,402   $      6     162,932   $      2     651,728   $      7     117,216   $      1
                                =======   ========     =======   ========     =======   ========     =======   ========

                                                         ACCU-
                               PAID-IN      COMPEN-     MULATED
                               CAPITAL      SATION      DEFICIT      TOTAL
                               -------      ------      -------      -----
Balance at
    December 31, 1998 .......  $ 14,823    $     --    $(21,801)   $ (6,962)
    Net loss for 1999 .......        --          --      (1,814)     (1,814)
                               --------    --------    ---------   ---------
Balance at
    December 31, 1999 .......  $ 14,823    $     --    $(23,615)   $ (8,776)
    Net loss for 2000 .......        --          --        (876)       (876)
    Accretion of redeemable
    preferred stock
    liquidation
    preference ..............      (143)         --          --        (143)
                               --------    --------    ---------   ---------
Balance at
    December 31, 2000 .......  $ 14,680          --    $(24,491)   $ (9,795)
    Stock based
    Compensation ............       400        (359)         --          41
    Net loss for 2001 .......        --          --     (11,650)    (11,650)
    Accretion of redeemable
    preferred stock
    liquidation preference ..      (430)         --          --        (430)
                               --------    --------    ---------   ---------
Balance at
    December 31, 2001 .......  $ 14,650    $   (359)   $(36,141)   $(21,834)
                               ========    ========    =========   =========

                             See accompanying notes.

                         ENDEAVOR PHARMACEUTICALS, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)


                                                                           YEAR ENDED DECEMBER 31,
                                                                           -----------------------
                                                                       2001         2000         1999
                                                                       ----         ----         ----
OPERATING ACTIVITIES:
Net loss ..........................................................  $(11,650)    $   (876)    $ (1,814)
Adjustments to reconcile net loss to net cash (used
   in) provided by operating activities:
   Depreciation and amortization ..................................        31            6           45
   Stock based compensation .......................................        41           --           --
   Debt discount amortization .....................................        --          280          415
   Extraordinary loss on extinguishment of debt ...................        --          123           --
   Changes in operating assets and liabilities:
        Accounts receivable .......................................        --           21          635
        Prepaid and other current assets ..........................       170         (343)        (113)
        Accounts payable and accrued liabilities ..................       550          269           85
        Due to related party ......................................       (39)      (1,846)       1,130
        Accrued interest on debt to stockholders ..................        --          225          375
                                                                     --------     --------     --------
Net cash (used in) provided by operating activities ...............   (10,897)      (2,141)         758
                                                                     --------     --------     --------

INVESTING ACTIVITIES
Purchase of property and equipment ................................      (217)         (55)         (15)
Patent development ................................................      (143)         (36)          --
Other, net ........................................................      (336)          --           --
                                                                     --------     --------     --------
Net cash used in investing activities .............................      (696)         (91)         (15)
                                                                     --------     --------     --------

FINANCING ACTIVITIES
Issuance of redeemable convertible preferred stock ................        --       35,600           --
                                                                     --------     --------     --------
Net cash provided by financing activities .........................        --       35,600           --
                                                                     --------     --------     --------
Net (decrease) increase in cash and cash equivalents ..............   (11,593)      33,368          743
Cash and cash equivalents at beginning of year ....................    34,249          881          138
                                                                     --------     --------     --------
Cash and cash equivalents at end of year ..........................  $ 22,656     $ 34,249     $    881
                                                                     ========     ========     ========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest ............................................  $     --     $     --     $     --
                                                                     ========     ========     ========
Cash paid for income taxes ........................................  $     --     $     --     $     --
                                                                     ========     ========     ========

NONCASH INVESTING AND FINANCING ACTIVITIES
Issuance of redeemable convertible preferred stock in exchange for
   notes payable and accrued interest .............................  $     --     $  8,305     $     --
                                                                     ========     ========     ========

                             See accompanying notes.

                         ENDEAVOR PHARMACEUTICALS, INC.
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2001



1.    DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES


DESCRIPTION OF BUSINESS


      Endeavor Pharmaceuticals, Inc. (referred to as "We", "Endeavor" or the "Company") is a specialty pharmaceutical company initially focused on improving women's health by developing and marketing advanced hormone therapies with competitive advantages over existing therapies. We are seeking to commercialize, through our own marketing and sales organization, a portfolio of proprietary hormone replacement therapy, or hormone replacement therapy, product candidates that we are developing based on our proprietary, complex combination of multiple estrogens. In addition, we have product candidates that combine our complex estrogens with a progestin and an androgen, two other hormones. These product candidates are designed to alleviate the symptoms and reduce the health risks resulting from menopause-related hormone deficiencies, which have significant negative effects on the quality of life of many women.


      Endeavor is a Delaware corporation with operations in North Carolina and New Jersey. We have no subsidiaries or equity investments in other entities.

REVENUE RECOGNITION


      Licensing revenues are recognized when the culmination of the earnings process is achieved. Contractual payments based on cost reimbursement are reflected as a reduction to research and development expense. Product sales are recognized when the product is shipped to the customer and ownership and risk of loss transfers to the customer.


RESEARCH AND DEVELOPMENT

      Research and development costs are expensed as incurred.

CASH AND CASH EQUIVALENTS

      All highly liquid investments purchased with a maturity of three months or less are considered to be cash equivalents.

PROPERTY AND EQUIPMENT

      Property and equipment is recorded at cost. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets which ranges from five to seven years.

PATENTS

      The costs of filing patent applications are capitalized and then amortized using the straight-line method over the life of the patents. The Company performs an annual evaluation of these capitalized costs and, if necessary, expenses any patents that are impaired.

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001


USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from such estimates and changes in such estimates may affect amounts reported in future periods.

      The Company reviews long-lived assets, including intangible assets and property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amounts of the assets may not be fully recoverable. An impairment loss will be recognized when estimated undiscounted future cash flows expected to result from the use of an asset and its eventual disposition are less than its carrying amount. In that event, a loss would be recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. While the Company's current operating and cash flow losses are indicators of impairment, the Company believes the future cash flows to be received from the long-lived assets will exceed the assets' carrying value, and accordingly, the Company has not recognized any impairment losses through December 31, 2001.

STOCK-BASED COMPENSATION

      The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations ("APB 25") because the Company believes the alternative fair value accounting provided for under the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") requires the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized for stock options issued to employees with an exercise price equal to the fair value of the underlying stock. For stock options granted at exercise prices below the deemed fair value, the Company records deferred compensation expense for the difference between the exercise price of the shares and the deemed fair market value. The deferred compensation expense is amortized ratably over the vesting period of the related options. SFAS 123 provides for a fair value-based method of accounting for employee stock options and similar equity instruments. However, companies that continue to account for stock-based compensation arrangements under APB 25 are required by SFAS 123 to disclose the pro forma effect on net income (loss) as if the fair value-based method prescribed by SFAS 123 had been applied. The Company has continued to account for stock-based compensation using the provisions of APB 25 and presents the pro forma disclosure requirements of SFAS 123 in Note 7.

NEW ACCOUNTING PRONOUNCEMENTS

      In 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations," No. 142, "Goodwill and Other Intangible Assets," No. 143, "Accounting for Asset Retirement Obligations" and No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Endeavor adopted Statement No. 144 as of December 31, 2001 with no significant impact on the Company's financial position or results of operations. Statements No. 141, No. 142 and No. 143 are presently not applicable to the Company.


2.    NET LOSS PER COMMON SHARE


      Historical net loss per common share information is not presented for periods where there was no common stock issued or outstanding. Pro forma net loss per common share is presented for 2001 to give

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001


effect to the conversion of convertible preferred stock that will automatically convert to common stock, at the completion of the Company's planned initial public offering, as if it were converted as of January 1, 2001. Common stock equivalents, stock options and warrants, are not included in the calculation of pro forma net loss per common share because the effect would be anti-dilutive.


3.    LEASES


      The Company has entered into various facility operating leases. The Company currently maintains a facility lease with an initial expiration of September 2005 and a facility sub-lease with an expiration of March 2004. The Company may cancel one of these leases with six months notice beginning in March 2002. Rent expense for the years ended December 31, 2001, 2000 and 1999 was $132,500, $52,000 and $13,000, respectively.

      Minimum lease payments in future years under operating leases having an initial or remaining non-cancelable terms of one year or more at December 31, 2001 are as follows: $128,000 in 2002, $128,000 in 2003, $32,000 in 2004 and
none thereafter.


4.    RELATED PARTY TRANSACTIONS



      Berlichem, Inc., an affiliate of Schering Berlin Venture Corporation ("SBVC", a preferred stockholder), and Endeavor have entered into a supply agreement for one of the components used to make the Company's synthetic complex estrogen mixture. Berlex Laboratories, Inc. ("Berlex"), also an affiliate of SBVC, had an exclusive licensing agreement to market a product that was being developed by Endeavor. The licensing agreement, as amended, provided for milestone payments by Berlex as certain defined development criteria were met and for approved cost reimbursements. For the year ended December 31, 1999, Endeavor recognized approximately $704,000, as a reduction to research and development expense for cost reimbursement payments from Berlex. The milestone payments had been achieved prior to 1999. The development project with Berlex was terminated during 1999 and Berlex made all anticipated payments under the agreement as of December 31, 1999. The impact on research and development from the above agreements and other raw material purchases was $336,000 in 2001 and a net credit of $(692,000) in 1999.


      Certain research and development activities of Endeavor were completed under contracts with aaiPharma, Inc. ("aaiPharma", a preferred stockholder). Endeavor incurred approximately $383,000, $525,000 and $1,180,000 in research and development costs for services performed by aaiPharma, for the years ended December 31, 2001, 2000 and 1999, respectively. Endeavor and aaiPharma also entered into a manufacturing agreement, whereby aaiPharma manufactured a commercial product, which Endeavor marketed through an unrelated third party. The costs associated with the manufacturing agreement were reported in 1999 as cost of sales in the statement of operations.

      On February 22, 2000, the Company and aaiPharma finalized an accord and satisfaction agreement whereby Endeavor agreed to pay aaiPharma $950,000 from the proceeds of the Company's Series E Preferred Stock financing and transfer its estradiol product and certain other assets valued at $1,131,000 to aaiPharma as full satisfaction for all invoices outstanding and all work in progress through January 31, 2000. During 2000, the Company recorded revenues of $834,000 related to the sale of its estradiol product and a gain of $297,000 on the transfer of fixed assets. The fair value of Endeavor's estradiol product was estimated by management based on an analysis of expected discounted future cash flows. The Company estimated the fair value of its transferred assets based on current replacement costs.

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001



5.    INCOME TAXES


      The Company uses the asset and liability method to account for income taxes. This method requires the recognition of deferred tax assets or liabilities for the temporary differences between the financial reporting and tax reporting of assets and liabilities. The tax benefit for tax loss carryforwards are presented at current statutory rates. The effect of future changes in statutory rates would be recognized in the period such changes are enacted.

      Endeavor has not provided for income taxes in any of the three years ended December 31, 2001 because it has had net losses. The Company has provided a full valuation allowance against its net deferred tax assets because of the uncertainty of realizing such assets. A reconciliation of the Company's provision for income taxes to a provision using the Federal statutory rate of 35% is presented below.

                                                  2001        2000      1999
                                                  ----        ----      ----
                                                         (IN THOUSANDS)
Tax provision at statutory rate ..............   $(4,077)    $ (307)   $ (635)
State taxes ..................................      (582)       (44)      (91)
Research tax credits .........................      (716)       (58)      (45)
Other, net ...................................       310        186       192
Change in valuation allowance ................     5,065        223       579
                                                  ------     ------    ------
Provision for income taxes ...................   $    --     $   --    $   --
                                                  ======     ======    ======

The significant components of the net deferred tax assets are presented below.

                                                              DECEMBER 31,
                                                             -------------
                                                           2001         2000
                                                           ----         ----
Deferred tax assets, resulting from:                         (IN THOUSANDS)
      Net operating losses                               $ 11,528     $  7,179
      Research tax credits                                  1,677          961
                                                         --------     --------
                                                           13,205        8,140
      Valuation allowance on tax assets                   (13,205)      (8,140)
                                                         --------     --------
Net deferred tax assets                                  $     --     $     --
                                                         ========     ========

      Endeavor had Federal and state tax loss carryforwards of approximately $28.8 million for income tax purposes that begin to expire in the year 2010 and research tax credits of approximately $1.7 million that also begin to expire in the year 2010. Future use of these tax loss and tax credit carryforwards may be limited if certain change in ownership transactions occur.

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001



6.    PROPERTY AND EQUIPMENT


      The following table presents the components of property and equipment as of December 31:

                                                           2001          2000
                                                           ----          ----
                                                             (IN THOUSANDS)
Computer equipment.....................................  $    142      $     39
Furniture and fixtures.................................       151            37
                                                         --------      --------
                                                              293            76
Less accumulated depreciation..........................       (43)          (12)
                                                         --------      --------
Property and equipment, net............................  $    250      $     64
                                                         ========      ========


7.    PREFERRED STOCK


      The Company has authorized 3,837,466 shares of preferred stock, $0.01 par value, of which 578,402, 162,932, 651,728, 117,216 and 2,327,188 shares were designated as Series A, B, C, D and E convertible preferred stock, respectively, of which 578,402, 162,932, 651,728, 117,216 and 2,327,180 shares are issued and outstanding, respectively, at December 31, 2001.

      During 2000, the Company issued 2,327,180 shares of Series E redeemable convertible preferred stock at $19.79 per share of which $7,500,000 in debt and $805,000 of accrued interest to stockholders was extinguished in exchange for 419,661 shares of Series E preferred stock to the debt holders. This early extinguishment of debt resulted in an extraordinary loss of $123,000 for the write-off of unamortized discount.

CONVERSION

      The all outstanding series of preferred stock are convertible at the option of the holder into fully paid and nonassessable shares of common stock based on a calculated ratio at the time of conversion determined by the original purchase of the preferred stock as adjusted for certain anti-dilution provisions. Additionally, all outstanding shares of preferred stock will automatically convert into common stock upon the closing of a public offering of the Company's common stock when certain requirements are met. The conversion price per share at December 31, 2001 was $10.00 for series A, B and C preferred stock and $19.79 for series D and E preferred stock.

VOTING

      Each holder of outstanding preferred stock is entitled to the number of votes equal to the number of whole shares of common stock into which the preferred shares are convertible.

DIVIDENDS

      The preferred stock holders are entitled to receive their proportionate share of dividends as declared by the Board of Directors.

LIQUIDATION

      Upon liquidation, dissolution, or winding up of the Company, holders of the Series E preferred stock shall be entitled to receive, prior and in preference to, any distribution of any of the assets to holders

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001


of all other preferred stock and holders of common stock an amount equal to $19.79 per share (as adjusted for any combinations, consolidations, stock distribution or stock dividends). If the assets and funds of the Company are insufficient to pay the full liquidation preference amount to holders of Series E preferred stock, the available assets and funds shall be distributed ratably among the holders of Series E preferred stock based upon the number of shares held.

      Upon liquidation, dissolution, or winding up of the Company, holders of the Series A and D preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets to holders of series B and C preferred stock and holders of common stock, an amount equal to $10 and $69.50 per share (as adjusted for any combinations, consolidations, stock distribution or stock dividends) for series A and D, respectively. If the assets and funds of the Company are insufficient to pay the full liquidation preference amount to holders of series A and D preferred stock after paying the full liquidation preference to holders of Series E preferred stock, the available assets and funds shall be distributed ratably among the holders of series A and D preferred stock based upon the number of shares held.

      Upon liquidation, dissolution, or winding up of the Company, holders of the Series B and C preferred stock shall be entitled to receive, prior and in preference to, any distribution of any of the assets to holders of common stock an amount equal to $10 per share (as adjusted for any combinations, consolidations, stock distribution or stock dividends). If the assets and funds of the Company are insufficient to pay the full liquidation preference amount to holders of Series B and C preferred stock, after paying the full liquidation preference to holders of series A, D and E preferred stock, the available assets and funds shall be distributed ratably among the holders of series B and C preferred stock based upon the number of shares held.

      Upon liquidation, dissolution or winding up of the Company, holders of the Series A, B, C, D, and E preferred stock shall be entitled to share in the remaining assets and funds with common shareholders on a pro rata basis as if fully diluted.

REDEEMABLE PREFERRED STOCK

      On or after August 9, 2005 any holder or holders of Series E preferred stock owning shares representing, in the aggregate, at least fifty percent (50%) of the then outstanding shares of Series E preferred stock, may request the Company to redeem all shares of Series E preferred stock. Any such redemption of Series E preferred stock shall be redeemable at a price per share equal to the Series E liquidation preference ($19.79 at December 31, 2001) and shall be payable in five annual installments. The potential redemption requirements would be zero for 2002 through 2004, and $9,210,978, annually, for 2005 through 2009. As discussed above, all of the preferred stock will automatically convert into common stock upon the closing of a public offering of the Company's common stock when certain requirements are met. In this event the redemption features would no longer exist.

      The Company is accreting the difference between the net proceeds received on the issuance of Series E preferred stock and its aggregate liquidation preference over the period from the issue date to the earliest redemption date using the straight-line method, which approximates the effective interest method.

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001



8.    STOCK OPTIONS AND WARRANTS


STOCK OPTIONS

      The Amended and Restated 1999 Stock Option Plan (the "Plan"), originally adopted in 1999, was amended in both 2000 and 2001). The Plan provides for the granting of options to purchase common stock to employees, directors and also consultants, advisors, and contractors in the service of the Company. The Plan permits the granting of both incentive stock options and nonqualified stock options. The maximum shares of common stock that may be issued under the Plan are 605,000, subject to adjustment upon occurrence of certain events affecting the Company's capitalization.

      The Board of Directors' Compensation Committee determines the terms of the stock option grants, including the exercise price per share and vesting periods. The exercise price of the options generally shall not be less than 100% percent of the fair market value of a share of common stock on the date of grant. The maximum term of the options granted generally is ten years.

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001


      A summary of the Company's stock option activity is as follows:

                                                                                          WEIGHTED
                                                                           NUMBER OF      AVERAGE
                                                                            OPTIONS       EXERCISE
                                                                          OUTSTANDING      PRICE
                                                                         -------------   ----------
Granted during 1999.....................................................     145,552      $   1.00
                                                                           ---------
Balance at December 31, 1999............................................     145,552      $   1.00
Granted during 2000.....................................................     175,765      $   2.50
                                                                           ---------
Balance at December 31, 2000............................................     321,317      $   1.82
Granted during 2001.....................................................      76,000      $   2.50
Forfeited...............................................................      (1,100)     $   2.50
                                                                           ---------
Balance at December 31, 2001............................................     396,217      $   1.95
                                                                           =========

Exercisable options at:
      December 31, 1999.................................................          --      $     --
      December 31, 2000.................................................      48,517      $   1.00
      December 31, 2001.................................................     155,255      $   1.56

      The Company follows APB 25 to account for its stock option plan. Pro forma information regarding net loss is required by SFAS 123 and has been determined as if the Company accounted for its stock options under the fair value method of SFAS 123. The fair value of these options was estimated at the date of grant using the minimum value method for employees and the Black-Scholes model for non-employees with the following weighted-average assumptions for the year ended December 31, 2001: risk free interest rate of 4.5%, no expected dividends, a volatility factor of 80% and a weighted average expected life of 10 years. The weighted average grant date fair value per share for options granted during the periods presented was $1.00, $.92 and $.39 for 2001, 2000 and 1999, respectively. For purposes of pro forma disclosure, the estimated fair value of the options is amortized over the options' vesting period. The Company's pro forma net loss for the years ended December 31, 2001 and 2000 would have been $11,700,000 and $907,000, respectively.

      Summarized information about stock options outstanding as of December 31, 2001 is as follows:

                                                        EXERCISABLE OPTIONS
                                                       ---------------------
                            AVERAGE
EXERCISE    NUMBER OF    REMAINING LIFE    EXERCISE    NUMBER OF    EXERCISE
 PRICE       OPTIONS        IN YEARS        PRICE       OPTIONS      PRICE
 -----       -------        --------        -----       -------      -----
$   1.00     145,552          7.5          $   1.00      97,034     $   1.00
$   2.50     250,665          9.1          $   2.50      58,221     $   2.50

DEFERRED COMPENSATION FROM STOCK OPTIONS

      The Company recorded $400,000 of deferred compensation related to stock options granted to employees after May 1, 2001. This deferred compensation is being amortized to expense on a straight-line basis over three years, which is the vesting period of the underlying options. The Company recognized $41,000 of stock compensation expense in 2001. The deferred compensation was calculated using the

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001


guidelines of the Securities and Exchange Commission which generally requires a more stringent approach to the value of the options than may be used for other valuation purposes.

WARRANTS

      The Company may issue third party warrants for the purchase of up to 75,000 shares of common stock at an exercise price of no less than $10 per share to any person that provides goods or services to the Company. In December 2000, the Company entered into an agreement with a consulting firm that allows for certain compensation and the issuance of warrants. The Company issued warrants to purchase 4,834 shares of common stock during 2001, 1,612 shares of which are exercisable at the discretion of the holder at $20.00 per share and 3,222 shares of which become exercisable upon the achievement of certain milestones at $10.00 per share. Milestones were achieved to make 1,063 shares of the $10.00 warrants exercisable as of December 31, 2001. No value was assigned to these warrants as they were considered to have only a nominal value upon issuance.

      The Company is authorized to issue warrants to purchase up to 55,000 shares of common stock at a minimum exercise price of $5 per share, subject to adjustment, to Endeavor employees or employees, directors or affiliates of aaiPharma. In 2000 and 2001, warrants for the purchase of 3,200 shares and 1,700 shares, respectively, of common stock at $5 per share were issued to employees of aaiPharma. No value was assigned to these warrants as they were considered to have only a nominal value upon issuance.

      In 2000, the Company issued warrants to purchase 76,427 shares of common stock at an exercise price of $21.77 per share for services provided by the placement agent for the Series E preferred stock financing. These warrants are exercisable at the discretion of the holder and expire August 9, 2005. No value was assigned to these warrants as they were considered to have only a nominal value upon issuance.

      In 1994, the Company issued warrants to purchase 13,500 shares of common stock at an exercise price of $12.00 per share with the issuance of the Series A, B, and C preferred stock. These warrants are exercisable at the discretion of the holder and expire on April 25, 2004. No value was assigned to these warrants as they were considered to have only nominal value upon issuance.

      In 1995, the Company issued warrants in connection with the $5 million, non-interest bearing debt issued to the Series D Preferred stockholders. The warrants were exercisable for up to 71,943 shares of common stock or Series D Preferred Stock at an aggregate exercise price of $5 million or $69.50 per share. The warrants had certain anti-dilution rights, were exercisable at the discretion of the holder, and expired on November 17, 2000. The $1,892,000 value of these warrants was recorded as a debt discount and charged to paid-in capital. The warrants were terminated with the issuance of new Series E preferred stock, previously discussed.

COMMON STOCK RESERVED FOR FUTURE ISSUANCE

      At December 31, 2001, the Company had reserved a total of 4,956,817 of its five million authorized shares of common stock for future issuance is presented below.

Conversion of Series A preferred....................................    578,402
Conversion of Series B preferred....................................    162,932
Conversion of Series C preferred....................................    651,728
Conversion of Series D preferred....................................    411,648
Conversion of Series E preferred....................................  2,327,180

                         ENDEAVOR PHARMACEUTICALS, INC.
                   NOTES TO FINANCIAL STATEMENTS--(CONTINUED)
                                DECEMBER 31, 2001

Stock options outstanding...........................................    396,217
Possible future issuance of stock options...........................    208,783
Warrants outstanding................................................     99,661
Possible future issuance of warrants................................    120,266
                                                                      ---------
                                                                      4,956,817
                                                                      =========


9.    EMPLOYEE BENEFIT PLAN



      The Company has a plan to allow salary deferrals and provide retirement benefits for its employees with at least three months of service through a defined contribution plan qualified under section 401(k) of the Internal Revenue Code of 1986, as amended (the "401(k) Plan"). The 401(k) Plan does not require the Company to make matching or other contributions. In 2001, 2000 and 1999, Endeavor accrued for company contributions of approximately $46,000, $2,000 and $2,300, respectively, which were required to keep the 401(k) Plan qualified.



10.   SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)


                                                                          QUARTER
                                                                        -----------
                                                         FIRST       SECOND      THIRD       FOURTH
                                                         -----       ------      -----       ------
                                                                       (IN THOUSANDS)
2001
Net revenues .........................................  $    --     $    --     $    --     $    --
Net loss .............................................   (1,337)     (3,717)     (3,994)     (2,602)

2000
Net revenues .........................................  $   834     $    --     $    --     $    --
Income (loss) before extraordinary item ..............      677        (558)       (400)       (472)
Net income (loss) ....................................      677        (558)       (523)       (472)

--------------------------------------------------------------------------------


                                     SHARES

                                 [ENDEAVOR LOGO]

                                   ----------

                                   PROSPECTUS

                                     , 2002










                                   ----------

                           JOINT BOOK-RUNNING MANAGERS

        BANC OF AMERICA SECURITIES LLC          BEAR, STEARNS & CO. INC.

                               CIBC WORLD MARKETS





      Until 2002, all dealers that buy, sell or trade the common stock may be required to deliver a prospectus, regardless of whether they are participating in the offering. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


--------------------------------------------------------------------------------

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the securities being registered. All amounts are estimates except the SEC registration fee, the NASD fee and the Nasdaq National Market listing fee.

      SEC Registration fee.................................  $   6,900
      NASD filing fee......................................    100,000
      Nasdaq National Market listing fee...................          *
      Printing.............................................          *
      Legal fees and expenses..............................          *
      Accounting fees and expenses.........................          *
      Transfer agent and registrar fees....................          *
      Miscellaneous........................................          *
             Total.........................................  $       *

* To be provided by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Securities Act").

      As permitted by the Delaware General Corporation Law, the restated certificate of incorporation and the restated bylaws of the Registrant provide that its directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that the exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time the liability is determined. As permitted by the Delaware General Corporation Law, the restated certificate of incorporation and the restated bylaws of the Registrant also provide that the Registrant shall indemnify its directors to the full extent permitted by the laws of the State of Delaware.

      The Registrant is in the process of obtaining policies of insurance under which coverage will be provided (a) to its directors and officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts, including claims relating to public securities matters and (b) to the Registrant with respect to payments which may be made by the Registrant to these officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.

      The Underwriting Agreement provides for the indemnification of officers and directors of the Registrant by the Underwriters against some types of liability.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

      Set forth below in reverse chronological order is information regarding the number of shares of capital stock, options and warrants issued by us since 1999. Also included is the consideration if any received by us for the securities.


      There was no public offering in any such transaction and we believe that each transaction was exempt from the registration requirements of the Securities Act of 1933 by reason of Regulation D and Section 4(2) of the 1933 Act, based on the private nature of the transactions and the financial sophistication of the purchasers, all of whom had access to complete information concerning us and acquired the securities for investment and not with a view to the distribution thereof. In addition, we believe that the transactions described below with respect to the issuance of option grants and warrants to our employees, directors, consultants and members of our Medical Advisory Board were exempt from registration requirements of the 1933 Act by reason of Rule 701 promulgated thereunder.


(a) Issuance of Preferred Stock. The Series E convertible preferred stock listed in this section will automatically convert into common stock upon completion of this offering.


      (i) On August 9, 2000, we issued, in the aggregate, 1,603,873 shares of our Series E convertible preferred stock to 18 accredited investors for an aggregate purchase price of $36,055,065 and the conversion of $8,305,107 of principal amount of outstanding indebtedness and accrued interest. We subsequently issued, in the aggregate, 218,002 shares of Series E convertible preferred stock to the same investors to account for the sale of Series E convertible preferred stock described in paragraph (ii) below and $159 was refunded as a cash payment in lieu of issuing fractional shares.



      (ii) On November 22, 2000, we issued, in the aggregate, 505,305 shares of our Series E convertible preferred stock to six accredited investors for an aggregate purchase price of $9,999,986.


(b)   Issuance of Stock Options


      (i) In the period from January 1, 1999 through May 1, 2002, we granted options to purchase an aggregate of 555,667 shares of common stock, net of forfeitures, to certain of our employees and directors and certain members of our Medical Advisory Board. All such options were granted pursuant to our 1999 Stock Option Plan, as amended. Of such options, 410,115 were issued with an exercise price of $2.50 per option share and 145,552 were issued with an exercise price of $1.00 per option share. As of this date, options to purchase 35,000 shares have been exercised for an aggregate consideration of $35,000.


(c)   Issuance of Warrants


      (i) On August 9, 2000, we issued a warrant to purchase 61,721 shares of our common stock at an initial exercise price of $24.73 per warrant share to Sutro & Co. Incorporated in partial consideration of investment banking services rendered. On the date of issuance, this exercise price was at least equal to our estimation of the fair market of our common stock. Based upon the Black-Scholes option pricing model, we estimate that the value of such warrant on the date of issuance was approximately $28,000. The foregoing number of shares and exercise price was adjusted by increasing the number of shares underlying the warrant by 8,390 shares and decreasing the exercise price per warrant share to $21.77, each to reflect the sale of Series E convertible preferred stock described in paragraph (a)(ii) above. As of this date, this warrant has not been exercised.

      (ii) On November 22, 2000, we issued a warrant to purchase 6,316 shares of our common stock at an initial exercise price of $21.77 per warrant share to Sutro & Co. Incorporated in partial consideration of investment banking services rendered. On the date of issuance, this exercise price was at least equal to our estimation of the fair market of our common stock. Based upon the Black-Scholes option pricing model, we estimate that the value of such warrant on the date of issuance was approximately $2,500. As of this date, this warrant has not been exercised.



      (iii) In the period from January 1, 1999 through May 1, 2002, we issued warrants to purchase an aggregate of 4,834 shares of our common stock to five researchers employed by Stack Pharmaceuticals, Inc. pursuant to a written compensation contract with Stack Pharmaceuticals. These warrants were issued under our 2000 Warrant Plan for Consultants and at the time of issuance, such researchers were providing research and consulting services to our company. Of the total warrants issued, 1,612 have an exercise price per warrant share of $20.00 and 3,222 have an exercise price per warrant share of $10.00. Each warrant was issued with an exercise price at least equal to our estimation of the fair market of our common stock on the date of issuance of such warrant. Based upon the Black-Scholes option pricing model, we estimate that the value of such warrants, in the aggregate, was no more than $4,300 (which value assumes the successful attainment of all milestones provided for in certain of such warrants). As of this date, none of such warrants has been exercised.



      (iv) In the period from January 1, 1999 through May 1, 2002, we issued warrants to purchase an aggregate of 4,900 shares of our common stock to 12 researchers employed by aaiPharma at an exercise price per warrant share of $5.00. These warrants were issued under our Stock Option Plan for Employees and Consultants and at the time of issuance, such researchers were providing research services to our company. Each warrant was issued with an exercise price at least equal to our estimation of the fair market of our common stock on the date of issuance of such warrant. Based upon the Black-Scholes option pricing model, we estimate that the value of such warrants, in the aggregate, was no more than $2,200. As of this date, none of such warrants has been exercised.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits. The following exhibits are filed as part of this registration statement:


EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
1.1               Form of Underwriting Agreement.*

3.1               Form of Restated Certificate of Incorporation of the
                  Registrant. (#)

3.2               Form of Restated Bylaws of the Registrant. (#)

4.1               See Exhibits 3.1 and 3.2 for provisions of Form of Restated
                  Certificate of Incorporation and Form of Restated Bylaws of the Registrant defining rights of the holders of common stock of the Registrant.

4.2 Specimen certificate for shares of common stock, $.01 par value, of the Registrant.*

5.1               Opinion of Paul, Hastings, Janofsky & Walker LLP.*

10.1 Securityholders Agreement dated as of August 8, 2000, among the Registrant and the Securityholders named therein. (#)

10.2              Amendment to Securityholders Agreement dated as of November
                  21, 2000. (#)

10.3              Second Amendment to Securityholders Agreement dated as of
                  April 22, 2002. (#)

10.4              Stack Pharmaceuticals Consulting Agreement dated December 23,
                  2000, by and between the Registrant and Stack Pharmaceuticals, Inc. (#)

10.5 Pharmaceutical Services Agreement made and entered into on February 4, 2002 between the Registrant and aaiPharma, Inc.
                  (#)

10.6 Component Supply Agreement made as of July 28, 2000, by and among the Registrant, Berlex Laboratories, Inc. and Berlichem,
                  Inc. (+)

10.7              Supply Agreement, dated November 1, 2000, by and between the
                  Registrant and Organics/LaGrange, Inc. (+)

10.8 Advertising Agency Agreement, dated October 1, 2001, by and between the Registrant and Accel Healthcare Communications
                  LLC. (#)

10.9              Lease Agreement dated September 20, 1999, by and between
                  University Corporate Center, LLC and the Registrant for commercial premises located at 127 Racine Drive, Wilmington, North Carolina. (#)

10.10             Amendment to Lease Agreement dated December 20, 2000. (#)

10.11             Modification to Lease Agreement dated January 9, 2002. (#)

10.12 Consent to Sub-Sublet Agreement, dated July 3, 2001, by and among Mack-Cali Campus Realty LLC, The Ayco Company LP, Parson
                  Group LLC and the Registrant for

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
                  commercial premises located at 8 Campus Drive, Parsippany, New
                  Jersey. (#)

10.13             Sub-Sublease Agreement, dated July 3, 2001, by and between the
                  Registrant and Parson Group LLC for commercial premises located at 8 Campus Drive, Parsippany, New Jersey. (#)

10.14             Amended and Restated 1999 Stock Option Plan. (#)

10.15             2002 Stock Incentive Plan. (#)

10.16             2000 Warrant Plan for Consultants. (#)

10.17             Stock Option Plan for Employees and Consultants. (#)

10.18             Employment Agreement between the Registrant and R. Forrest
                  Waldon.*


10.19             Employment Agreement between the Registrant and Thomas W.
                  Leonard.*

10.20             Employment Agreement between the Registrant and Stephen F.
                  Rizzo.*

10.21             Employment Agreement between the Registrant and Christopher
                  Smith.*

10.22             Employment Agreement between the Registrant and Kathleen M.
                  Milligan.*

10.23             Employment Agreement between the Registrant and Richard F.
                  Moldin.*

10.24             Employment Agreement between the Registrant and Parris J.
                  Sanz.*

10.25             Form of Indemnification Agreement.*

23.1              Consent of Ernst & Young LLP.

23.2              Consent of Paul Hastings, Janofsky & Walker LLP (included in
                  Exhibit 5.1).*

24.1              Power of Attorney. (#)



----------
*     To be filed by amendment.
(+) Previously filed. The Registrant has requested confidential treatment for portions of this exhibit.
(#)   Previously filed.

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wilmington, North Carolina, on the 25th of June, 2002.


                                    ENDEAVOR PHARMACEUTICALS, INC.

                                    By: /s/ R. FORREST WALDON
                                        ----------------------------------------
                                        R. Forrest Waldon
                                        Chairman and Chief Executive Officer




                                POWER OF ATTORNEY


      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



        SIGNATURE                               TITLE                             DATE
        ---------                               -----                             ----
/s/ R. FORREST WALDON          Chairman of the Board, President and Chief     June 25, 2002
-------------------------      Executive Officer (Principal Executive
R. Forrest Waldon              Officer)

/s/ STEPHEN F. RIZZO           Vice President, Chief Financial Officer,       June 25, 2002
-------------------------      Assistant Secretary (Principal Financial
Stephen F. Rizzo               Officer and Principal Accounting Officer)

/s/ ANSBERT GADICKE*           Director                                       June 25, 2002
-------------------------
Ansbert Gadicke

/s/ DANIEL JANNEY*             Director                                       June 25, 2002
-------------------------
Daniel Janney

/s/ GARRY E. MENZEL*           Director                                       June 25, 2002
-------------------------
Garry E. Menzel

/s/ THOMAS C. NELSON*          Director                                       June 25, 2002
-------------------------
Thomas C. Nelson

/s/ DAVID M. STACK*            Director                                       June 25, 2002
-------------------------
David M. Stack



* Signed by R. Forrest Waldon pursuant to a Power of Attorney filed as an exhibit to the Registration Statement.

                                  EXHIBIT INDEX


EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
1.1               Form of Underwriting Agreement.*

3.1               Form of Restated Certificate of Incorporation of the
                  Registrant. (#)

3.2               Form of Restated Bylaws of the Registrant. (#)

4.1               See Exhibits 3.1 and 3.2 for provisions of Form of Restated
                  Certificate of Incorporation and Form of Restated Bylaws of the Registrant defining rights of the holders of common stock of the Registrant.

4.2 Specimen certificate for shares of common stock, $.01 par value, of the Registrant.*

5.1               Opinion of Paul, Hastings, Janofsky & Walker LLP.*

10.1 Securityholders Agreement dated as of August 8, 2000, among the Registrant and the Securityholders named therein. (#)

10.2              Amendment to Securityholders Agreement dated as of November
                  21, 2000. (#)

10.3              Second Amendment to Securityholders Agreement dated as of
                  April 22, 2002. (#)

10.4              Stack Pharmaceuticals Consulting Agreement dated December 23,
                  2000, by and between the Registrant and Stack Pharmaceuticals, Inc. (#)

10.5 Pharmaceutical Services Agreement made and entered into February 4, 2002 between the Registrant and aaiPharma, Inc.
                  (#)

10.6 Component Supply Agreement made as of July 28, 2000, by and among the Registrant, Berlex Laboratories, Inc. and Berlichem,
                  Inc. (+)

10.7              Supply Agreement, dated November 1, 2000, by and between the
                  Registrant and Organics/LaGrange, Inc. (+)

10.8 Advertising Agency Agreement, dated October 1, 2001, by and between the Registrant and Accel Healthcare Communications
                  LLC. (#)

10.9              Lease Agreement dated September 20, 1999, by and between
                  University Corporate Center, LLC and the Registrant for commercial premises located at 127 Racine Drive, Wilmington, North Carolina. (#)

10.10             Amendment to Lease Agreement dated December 20, 2000. (#)

10.11             Modification to Lease Agreement dated January 9, 2002. (#)

10.12 Consent to Sub-Sublet Agreement, dated July 3, 2001, by and among Mack-Cali Campus Realty LLC, The Ayco Company LP, Parson
                  Group LLC and the Registrant for commercial premises located at 8 Campus Drive, Parsippany, New Jersey. (#)

EXHIBIT NO.                              DESCRIPTION
-----------                              -----------
10.13             Sub-Sublease Agreement, dated July 3, 2001, by and between the
                  Registrant and Parson Group LLC for commercial premises
                  located at 8 Campus Drive, Parsippany, New Jersey. (#)

10.14             Amended and Restated 1999 Stock Option Plan. (#)

10.15             2002 Stock Incentive Plan. (#)

10.16             2000 Warrant Plan for Consultants. (#)

10.17             Stock Option Plan for Employees and Consultants. (#)

10.18             Employment Agreement between the Registrant and R. Forrest
                  Waldon.*

10.19             Employment Agreement between the Registrant and Thomas W.
                  Leonard.*

10.20             Employment Agreement between the Registrant and Stephen F.
                  Rizzo.*

10.21             Employment Agreement between the Registrant and Christopher
                  Smith.*

10.22             Employment Agreement between the Registrant and Kathleen M.
                  Milligan.*

10.23             Employment Agreement between the Registrant and Richard F.
                  Moldin.*

10.24             Employment Agreement between the Registrant and Parris J.
                  Sanz.*

10.25             Form of Indemnification Agreement. *

23.1              Consent of Ernst & Young LLP.

23.2              Consent of Paul Hastings, Janofsky & Walker LLP (included in
                  Exhibit 5.1).*

24.1              Power of Attorney. (#)



----------
*     To be filed by amendment.
(+) Previously filed. The Registrant has requested confidential treatment for portions of this exhibit.
(#)   Previously filed.